UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Sekisui House Residential Toshi Hojin
(Name of Subject Company)

Sekisui House Residential Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Sekisui House Reit, Inc.
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yoshiya Sasaki
General Manager of IR & Financial Affairs Department
Sekisui House Asset Management, Ltd.
3-1-31 Minami-Aoyama, Minato-ku, Tokyo, Japan
(Telephone +81-3-5770-8969)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted documents Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 and the document attached hereto as Exhibit 5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on January 25, 2018.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation*

2	Notice Concerning Conclusion of a Merger Agreement between Sekisui House Investment Advisors, Ltd. and Sekisui House Asset Management, Ltd., Which Are the Asset Management Companies*

3
Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019*

4
Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties) and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)*

5	Notice Concerning the Ninth General Meeting of Unitholders

*Previously submitted on Form CB on January 25, 2018.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Junichi Inoue
(Signature)

Junichi Inoue
Executive Director
Sekisui House Reit, Inc.
(Name and Title)

March 2, 2018
(Date)

4

EXHIBIT 5

Notice Concerning the Ninth General Meeting of Unitholders

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original

To Our Unitholders

March 12, 2018
1-31 Minami Aoyama 3-chome, Minato-ku, Tokyo
Sekisui House Residential Investment Corporation
Osamu Minami, Executive Director

Notice Concerning the Ninth General Meeting of Unitholders

You are cordially invited to attend the Ninth General Meeting of Unitholders of Sekisui House Residential Investment Corporation (“SHI”). The Meeting will be held as described below.
If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the “Reference Material for the General Meeting of Unitholders” mentioned below, vote on the proposals in the enclosed Voting Rights Exercise Form, and return it by no later than Monday, March 26, 2018, 6:00 pm.
In addition, SHI established the provision of “deemed approval” in Item 1 and 2 of Article 14 of the current Articles of Incorporation pursuant to Article 93.1 of the Act on Investment Trusts and Investment Corporations. Accordingly, if you are unable to attend the Meeting and are unable to vote using the Voting Rights Exercise Form, please be aware that you will be deemed as having attended and approved each agenda item.

(Excerpt from SHI’s Current Articles of Incorporation)
Article 14          (Deemed Approval)

1.
Unitholders who do not attend a general unitholders’ meeting and do not exercise voting rights shall be deemed to have voted in favor of the proposals for resolution submitted to the general unitholders’ meeting (excluding, in cases where multiple proposals are submitted, any proposals whose purposes conflict with each other).

2.
The number of voting rights of unitholders deemed to have voted in favor of the proposals for resolution pursuant to the preceding paragraph will be included in the number of voting rights of unitholders present.

Respectfully yours.

1. Date and Time
Tuesday, March 27, 2018, 10:00 a.m.

2. Place
6-1 Otemachi 2-chome, Chiyoda-ku, Tokyo
Asahi Seimei Otemachi building 27F
Otemachi Sunsky Room, Conference Room A

3. Agenda of the Meeting
Resolution Agenda:
Agenda No. 1: Approval of a Merger Agreement with Sekisui House Reit, Inc.	P.3
Agenda No. 2: Cancellation of the Asset Management Entrustment Agreement with Sekisui House Asset Management, Ltd.	P.13
Agenda No. 3: Partial amendments of the Articles of Incorporation	P.13

(Requests)
•	For those attending the meeting, please present the enclosed Voting Rights Exercise Form at the reception desk.
•
For those voting by proxy, a unitholder can vote by having another individual unitholder who holds voting rights attend the General Meeting of Unitholders and act as proxy. In that case, please submit a Power of Representation Form and a Voting Rights Exercise Form at the reception desk.

•
Following the General Meeting of Unitholders, Sekisui House Asset Management, Ltd., SHI’s asset management company, will hold an “Asset Management Briefing” at the same venue. Those attending the meeting are cordially invited to the briefing as well.

(Information)
•
Method of Revising the Reference Materials of the General Meeting of Unitholders When it is necessary to revise agenda items contained in the Reference Materials of the General Meeting of Unitholders, we will post the revisions on SHI’s website (http://www.shi-reit.co.jp/eng/).

Reference Material for the General Meeting of Unitholders

Agenda and Reference Items

Agenda No. 1: Approval of a Merger Agreement with Sekisui House Reit, Inc.

1.	Reason for absorption-type merger

Sekisui House Residential Investment Corporation (“SHI”) resolved to execute an absorption-type merger, with May 1, 2018 as the effective date (“Effective Date”), whereby SHI will be the dissolving corporation and Sekisui House Reit, Inc. (“SHR”, and collectively with SHI, the “Two Investment Corporations”) will be the surviving corporation in the merger (the “Investment Corporation Merger”), and executed a merger agreement (the “Investment Corporation Merger Agreement”) dated January 24, 2018.

The asset management companies of the Two Investment Corporations (the asset management company of SHI is Sekisui House Asset Management, Ltd. (“SHAM”), and the asset management company of SHR is Sekisui House Investment Advisors, Ltd. (“SHIA”), and collectively with SHAM, the “Two Asset Management Companies”) are each wholly-owned subsidiaries of Sekisui House, Ltd. (“Sekisui House”), and receiving support from the Sekisui House Group have each built track records in asset management.

The Two Investment Corporations have worked to expand their assets and secure stable returns by utilizing their respective strengths with the aim of long-term enhancement of unitholder value. However, they reached the conclusion that expanding the scale of their assets and increasing their market presence through a merger of the Two Investment Corporations, and improving the opportunity for growth by utilizing the integrated corporate strength of the Sekisui House Group, thereby securing strong returns and stability and growth of distributions through the steady increase of assets under management, would be their best strategy for maximizing unitholder value.

The Two Investment Corporations believe that their merger will have the following significance: (1) Creation of a highly stable diversified REIT having high quality residential properties and office buildings as its core assets, (2) Increase of varied growth opportunities by utilizing the integrated corporate strength of the Sekisui House Group, and (3) Greater market presence due to an increase in the scale of assets.

We believe that following the Investment Corporation Merger, the benefits from the merger will become apparent in the greater stability of the investment unit price owing to an increase in distributions made possible through external and internal growth and improved liquidity of the investment unit.

SHR will be the surviving corporation under an absorption-type merger and SHI will be dissolved in the Investment Corporation Merger.

All unitholders are requested to grant their approval to the Investment Corporation Merger Agreement.

2.	Overview of the Investment Corporation Merger Agreement

As set forth in Attachment 1.

3.	Summary of matters set forth in Article 193, Paragraph 1, Item (1) through Item (3) of the Ordinance for the Enforcement of the Act on Investment Trusts and Investment Corporations.

(1)	Appropriateness of the merger consideration

(i)	The total amount, method of calculation, and appropriateness of the allocation of the Merger Consideration

I.	Matters regarding allocation and merger ratio

a.	Allocation of new investment units

For each SHI investment unit (“Investment Unit”) held by SHI unitholders (SHI, SHR, and the unitholders stated or recorded in the final unitholders register on the day prior to the Effective Date (excluding the SHI unitholders who demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Act on Investment Trusts and Investments Corporations (Act No. 198 of 1951, including subsequent amendments, the “Investment Trusts Act”) (excluding those unitholders who retracted such purchase demand) hereinafter referred to as the “Unitholders Subject to Allocation”)) SHR will conduct a split, subject to the Investment Corporation Merger taking effect, on the Effective Date in the ratio of 2 Investment Units to 1 SHR investment unit (“Investment Unit Split”), and for every 1 Investment Unit, 1.65 post-Investment Unit Split SHR investment units will be allocated and delivered to the Unitholders Subject to Allocation. As a result of the allocation, fractions of less than one investment unit will occur in the number of investment units that must be delivered. Those fractional units of less than one share will be sold through market transactions, and the proceeds from the sales will be delivered to the unitholders allocated fractional shares in accordance with the fraction pursuant to the applicable laws and regulations. The Investment Unit Split taking effect on the Effective Date is the suspensive condition for allocation and distribution.  In the case where the Investment Unit Split does not take place on the Effective Date, SHI and SHR will consult in good faith and agree to change the Effective Date, and take necessary measures for the Investment Corporation Merger to take effect.

	SHR (Surviving corporation in the absorption-type merger)	SHI (Dissolving corporation in the absorption-type merger)
Allocation of Investment units under the Investment Corporation Merger	1	1.65
		(Reference) Prior to taking into consideration the Investment Unit Split 0.825

b.	Merger consideration in the form of cash distribution

In addition to the abovementioned investment units, SHR intends to pay Unitholders Subject to Allocation, or the registered pledgees of investment units held in lieu of the cash distributions for the business period of SHI’s final term amended by Agenda No. 3, a merger consideration in the form of cash distribution based on SHI’s distributable income for that same period in an amount (dropping any fractions of a yen) which is the quotient resulting from dividing the amount of SHI’s distributable income on the date prior to the Effective Date (income as defined by Article 136-1 of the Investment Trusts Act) by the number of issued SHI investment units on that date reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation) within a reasonable period from the Effective Date.

II.	Basis for the Calculation

SHI has appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”), and SHR has appointed Nomura Securities Co., Ltd. (“Nomura Securities”), respectively, as their financial advisors for the Investment Corporation Merger and requested them to calculate the merger ratio. The summaries of the calculations made by Mizuho Securities and Nomura Securities each indicate figures prior to taking into account the Investment Unit Split by SHR under the Investment Corporation Merger above.

In performing its analysis, Mizuho Securities reviewed the financial information of the Two Investment Corporations, in addition to reviewing the terms and conditions of the Investment Corporation Merger. Because the investment units of the Two Investment Corporations are listed on the Tokyo Stock Exchange and market investment unit prices are publicly available, Mizuho Securities used a market investment unit price analysis, and because there are multiple listed investment corporations that are comparable to each of the Two Investment Corporations and an analogical estimate based on comparable investment corporations is possible, it also conducted a comparable investment corporation analysis; in addition Mizuho Securities conducted the dividend discount model as a method of analysis (“DDM Analysis”) of the investment unit value based on dividends that unitholders of the Two Investment Corporations could be expected to receive in the future, and for the purpose of reflecting the market value of assets held by each corporation, also used the adjusted net asset value approach.

The calculated ranges of the merger ratio shown below are the range of the number of SHR investment units to be allocated for each investment unit of SHI. In performing the investment unit price analysis, Mizuho Securities adopted January 23, 2018 as the reference date and reviewed the closing investment unit price on the reference date and the average of the closing investment unit prices during most recent week, the most recent month, the most recent three months and the most recent six months, each ending on the reference date. For details in the supplemental explanation regarding the assumptions and disclaimers of Mizuho Securities’ analysis, please refer to Note 1 at the end of this section.

In the future profit plans of the Two Investment Corporations which formed the bases for Mizuho Securities’ DDM Analysis, there were no fiscal periods in which significant changes in profits were projected.

Valuation Method	Range of Merger Ratio
Investment Unit Price Analysis	0.850 ～ 0.859
Comparable Investment Corporation Analysis	0.804 ～ 0.968
Dividend Discount Model	0.539 ～ 0.988
Adjusted Net Asset Value Approach	0.781
Because the investment units of the Two Investment Corporations are both listed on the Tokyo Stock Exchange and there is a market price for the units, Nomura Securities used average market investment unit price analysis, and because there are multiple companies comparable to each of the Two Investment Corporations and an analogical estimate based on comparable investment corporations is possible, it also used a comparable investment corporation analysis; in order to reflect the state of future business operations in the calculations, Nomura Securities made a discounted cash flow analysis (“DCF Analysis”), and in order to also reflect in its estimations the amount of the impact of fair value and realizable value on net assets, it also used the adjusted net asset method in its calculations. A summary of Nomura Securities’ calculations is shown below. The range of values for the merger ratio shown indicates the range of estimates for SHI when the value for one SHR investment unit is considered to be 1.

In its average market investment unit price analysis, Nomura Securities used the simple arithmetic average of the closing prices on the calculation base date, which was set as January 23, 2018, the five business days preceding the calculation base date, the one-month period preceding the calculation base date, the three-month period preceding the calculation base date, and the six-month period preceding the calculation base date. For details in the supplemental explanation regarding the assumptions and disclaimers of Nomura Securities’ analysis, please refer to Note 2 at the end of this section.

In the future profit plans of the Two Investment Corporations, which formed the bases for Nomura Securities’ DCF analysis, there were no fiscal periods in which major changes in profits were projected.

Valuation Method	Range of Merger Ratio
Average Market Investment Unit Price Analysis	0.850 ～ 0.859
Comparable Investment Corporation Analysis	0.801 ～ 1.006
DCF Analysis	0.785 ～ 0.846
Adjusted Net Asset Method	0.780

As a result of discussions and negotiations over an extended period comprehensively taking into consideration such factors as the financial performance and state of the assets and liabilities of each of the Two Investment Corporations, their future business prospects, the merits of the Investment Corporation Merger and the results of the analyses performed by their respective financial advisors, the Two Investment Corporations, having determined that the above merger ratios are appropriate, concluded the Investment Corporation Merger Agreement.

The following are measures that SHI and SHR have implemented to ensure fairness when entering into the Investment Corporation Merger Agreement:

a.	The propriety of the Investment Corporation Merger and measures to ensure fairness in the process of consideration of the merger ratio

In the course of their consideration of the Investment Corporation Merger, the Two Investment Corporations reported on a timely basis the status of their considerations to the board of directors of each of the investment corporations, with each board being composed of the investment corporation’s executive director and two supervisory directors, whose independence from the asset management companies is ensured in terms of the Investment Trust Act, and all material matters of their considerations were deliberated and approved by their respective board of directors.

In addition, SHI appointed Ito and Mitomi Law Office, and SHR appointed Anderson Mori & Tomotsune as their respective legal advisors for the Investment Corporation Merger, and they each received advice concerning the methodology and process relating to the procedures and decision-making process for the Investment Corporation Merger.

b.	Measures to ensure fairness in the calculation of the merger ratio

As discussed above, each of the Two Investment Corporations requested its respective financial advisor to perform a financial analysis in regard to the merger ratio and the merger ratio was determined by comprehensively taking into account the results of such analyses together with other factors.

SHI, in order to ensure the fairness of the Investment Corporation Merger and for the benefit of its shareholders, obtained from Mizuho Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Investment Corporation Merger.

On the basis of the foregoing, SHI’s board of directors concluded that sufficient steps had been taken to ensure the fairness of the Investment Corporation Merger.

SHR, for its part, in order to ensure the fairness of the Investment Corporation Merger and for the benefit of its shareholders, obtained from Nomura Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Investment Corporation Merger.

On the basis of the foregoing, SHR’s board of directors concluded that sufficient steps had been taken to ensure the fairness of the Investment Corporation Merger.

The Two Investment Corporations did not, however, obtain written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable from a financial perspective for their respective unitholders

c.	Engagement of an independent advisor

SHI, in order to receive advice when considering the Investment Corporation Merger, as well as other support for the implementation of the Investment Corporation Merger, in addition to the independent third-party financial advisor mentioned in (b) above, from which it requested the calculation of the merger ratio, also engaged SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as an independent advisor. SHI did not, however, obtain a written merger ratio calculation report or a fairness opinion from SMBC Nikko Securities.

Note 1:
In analyzing merger ratio, Mizuho Securities relied upon and assumed the accuracy and completeness of financial condition or other information relating to the Two Investment Corporations that was publicly available or was furnished to or discussed with Mizuho Securities by the Two Investment Corporations and upon which the analysis of Mizuho Securities is based. Mizuho Securities did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. The contents expressed in Mizuho Securities’ a written merger ratio calculation report could potentially differ if there are matters that would make the information provided to Mizuho Securities or discussed between Mizuho Securities and the Two Investment Corporations materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of a written merger ratio calculation report, or which occurs subsequent to delivery of a written merger ratio calculation report (including facts which potentially existed at the time a written merger ratio calculation report was delivered but became apparent subsequently). Mizuho Securities assumed that the executive directors of each corporation are unaware of any fact that would make the information provided to or discussed with Mizuho Securities incomplete or misleading. In addition, Mizuho Securities did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either corporation, and Mizuho Securities was not independently provided with, nor did Mizuho Securities make any request to a third party for, any such valuation or appraisal. Mizuho Securities did not assume any obligation to conduct any inspection of the properties or facilities of either corporation, nor did Mizuho Securities evaluate the capitalization, solvency or fair value of either corporation under any law relating to bankruptcy, insolvency or similar matters.

With respect to any information Mizuho Securities requested in connection with analysis of merger ratio that was not provided or disclosed to Mizuho Securities by the corporations, or was provided or disclosed but the effect it has on the value of the investment units could not be determined at this time, or could not otherwise be used by Mizuho Securities as a basis of Mizuho Securities’ evaluation, Mizuho Securities used assumptions it believed to be reasonable and appropriate, and Mizuho Securities did not verify the effect on either corporation’s future financial condition in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information provided to Mizuho Securities, Mizuho Securities assumed that such information was reasonably prepared by the executive directors of each corporation on a basis reflecting the best currently available estimates and judgments of executive directors as to the expected future results of operations and financial conditions of the corporations. Mizuho Securities relied on the assumptions and financial projections and the business forecast without independent verification of the feasibility of such assumptions and forecasts, and Mizuho Securities expressed no view as to any analyses or forecasts referred to in its analysis or the assumptions on which they are based. Mizuho Securities is not a legal, regulatory, or tax expert and therefore relied on the assessments made by advisors to the corporations with respect to such issues. Mizuho Securities further assumed that the Merger will qualify as a tax-free reorganization for Japanese corporate tax purposes.

The financial analysis results Mizuho Securities have provided to SHI in response to the request of SHI are for the sole purpose of assisting the board of directors of SHI to determine the merger ratio, and such financial analysis results are not for the purpose of expressing Mizuho Securities’ opinion as to fairness on the merger ratio.

Note 2:
Nomura Securities, in calculating the merger ratio, in general used information received from the Two Investment Corporations and publicly disclosed information and, assuming those materials and information, etc. all to be accurate and complete, did not independently verify their accuracy and completeness. Nomura Securities also did not independently assess, appraise or inspect the assets and liabilities (including assets and liabilities off the book and other contingent liabilities) of the Two Investment Corporations, nor did it request a third party to do so. In addition, Nomura Securities assumed that the financial forecasts (including profit plans and other information) provided by the Two Investment Corporations were reasonably prepared by their respective managements on the basis of the best estimates and judgments available at the time such forecasts were provided.

III.	Relationships with the Institutions Which Performed the Calculations

Neither Mizuho Securities nor Nomura Securities fall under a related party of the Two Investment Corporations as defined in Article 67, paragraph 4 of the Ordinance on Accounting at Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments) and neither has any material interests that must be indicated with respect to the Investment Corporation Merger.

(ii)	Reasoning behind Choosing Cash as Part of the Merger Consideration

SHR intends to pay Unitholders Subject to Allocation, or the registered pledgees of investment units held in lieu of the cash distributions for the business period of SHI’s final term amended by Agenda No.3, a merger consideration in the form of cash distribution within a reasonable period from the Effective Date.

This is in order to distribute to unitholders the results of SHI’s asset management for the final term ending on the date prior to the Effective Date (assuming Agenda No.3 is approved, from October 1, 2017 to April 30, 2018) by merger consideration in the form of cash distribution.

(iii)	Matters Relating to Total Unitholders’ Capital of SHR

I.	Total unitholders’ capital: 0 yen

II.
Capital Surplus: The amount of change in unitholder capital as specified in Article 22, Paragraph 1 of the Ordinance for Enforcement of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments), less the amount specified in the preceding item.

(2)	Matters to consider regarding the merger consideration

(i)	Provisions in the Articles of Incorporation of the surviving corporation (SHR)

As set forth in Attachment 2. As mentioned in Attachment 1 “Merger Agreement”, SHR will hold a general meeting of unitholders to amend its Articles of Incorporation in accordance to Attachment 7.1 (Proposed Amendments to SHR’s Articles of Incorporation) of Attachment 1.

(ii)	Matters regarding the realization of investment units distributed as merger consideration

I.	Market to trade the investment units

Tokyo Stock Exchange Real Estate Investment Trust Market

II.	Intermediary, brokerage, or agency service for the trade of the investment unit

Traders or securities companies that are members of the market mentioned in I.

(iii)	Market price of the units to be distributed as merger consideration

The following is the highest and lowest market closing prices of the SHR’s past six months:

Month	August 2017	September 2017	October 2017	November 2017	December 2017	January 2018
Highest (yen)	135,700	134,000	132,300	133,500	135,000	148,500
Lowest (yen)	133,900	129,400	125,900	123,700	130,000	131,600

(3)	Matters regarding Financial Statements

(i)	Matters regarding the surviving corporation (SHR)

I.	Overview of the financial statement, investment report and cash distribution statement of SHR during the last Fiscal Period.

 As set forth in Attachment 3.
II.	Disposal of material assets, assumption of material obligations, and other events having a material impact on SHR’s financial condition occurring after the last day of the latest Fiscal Period.

a.
In order to provide for the effective management of the assets held by the surviving corporation, as of January 24, 2018 the Two Asset Management Companies have executed an absorption-type merger (the “Asset Management Company Merger”) with May 1, 2018 as the effective date, subject to the Investment Corporation Merger taking effect, whereby SHIA will be the surviving company and SHAM will be the dissolving company in the merger.

b.	SHR resolved to split its investment units as follows (the “Investment Unit Split”)

(a)	Purpose of the Investment Unit Split

The Investment Corporation Merger will be carried out through an absorption-type merger having SHR as the surviving corporation, and the merger ratio, before considering the Investment Unit Split, would be SHR 1: SHI 0.825. However, based on this merger ratio, 0.825 units of SHR would be allotted to every unit of SHI, which would mean that a number of SHI unitholders would receive less than one SHR unit. For this reason, in order to enable SHI unitholders to continue holding SHR units even after the Investment Corporation Merger, for the purpose of issuing 1 SHR unit or more to all SHI unitholders, it was decided that the SHR units will be split 2-for-1.

(b)	Details of the Investment Unit Split

SHR units owned by the SHR unitholders set forth or recorded in the final unitholder roster on April 30, 2018 (the day before the Effective Date) will be split 2-for-1. The Investment Unit Split shall come into effect on May 1, 2018 (the Effective Date), provided that all conditions precedent for the Investment Corporation Merger set forth in the Investment Corporation Merger Agreement are satisfied.

(ii)	Matters regarding the dissolving corporation (SHI)

Disposal of material assets, assumption of material obligations, and other events having a material impact on SHI’s financial condition occurring after the last day of the latest Fiscal Period.

a.
In order to provide for the effective management of the assets held by the surviving corporation, as of January 24, 2018 the Two Asset Management Companies have executed the Asset Management Company Merger with May 1, 2018 as the effective date, subject to the Investment Corporation Merger taking effect.

b.
SHI will put before a general meeting of its unitholders, which is scheduled to be held on March 27, 2018, a proposal for an amendment of its articles of incorporation with a view to changing its accounting periods from the current March 31 and September 30 to April 30 and October 31. If the aforementioned amendment is approved in the general meeting of the unitholders, the last period before the Effective Date is expected to be a seven-month business period from October 1, 2017 to April 30, 2018.

c.
On January 24, 2018, SHI executed a sale and purchase agreement with Sekisui House regarding acquisition of trust beneficiary interests relating to six residential properties (Prime Maison Shirokanedai Tower, Prime Maison Otsuka, Prime Maison Asakusabashi, Prime Maison Daikanyama, Prime Maison Gotenyama West, and Esty Maison Toyosu Residence(Note)) from Sekisui House with May 1, 2018, the day that the Investment Corporation Merger will take effect, as the acquisition date. It is planned that after the Investment Corporation Merger takes effect, SHR will assume from SHI its status as purchaser and all its rights and duties under the sale and purchase agreement, and execute the acquisition immediately thereafter. The sale and purchase agreement does not make the Investment Corporation Merger taking effect a suspensive condition for acquisition of the assets by SHI, but the agreement does provide that in the case where the Investment Corporation Merger does not take place, SHI and Sekisui House will consult in good faith regarding how to proceed.

Note:
The property name of the “Esty Maison Toyosu Residence” is “Toyosu Residence” as of today, but after its acquisition, its property name is scheduled to be changed with the brand name “Esty Maison”, so its changed property name has been stated.

d.
On January 24, 2018, SHI executed with the respective transferees sale and purchase agreements regarding the transfer of trust beneficiary interests relating to 12 residential properties (Esty Maison Machida, Esty Maison Shinkawasaki, Esty Maison Megurohoncho, Esty Maison Joto, Esty Maison Tenjinhigashi I, Esty Maison Tenjinhigashi II, Esty Maison Shijonishinotoin, Esty Maison Hachiojiminamino, Esty Maison Nishinakajima, Esty Maison Kawaramachi, Esty Maison Shibaura, Esty Maison Tsutsujigaoka) to multiple domestic limited liability companies with May 1, 2018 as the planned transfer date. It is planned that after the Investment Corporation Merger takes effect, SHR will assume from SHI its status as seller and all rights and duties under the sale and purchase agreement, and execute the acquisition immediately thereafter. The sale and purchase agreement does not make the Investment Corporation Merger taking effect a suspensive condition for transfer of the assets by SHI.

4	This agenda item is subject to approval of Agenda No. 3 “Partial amendments of the Articles of Incorporation” as set forth in the original draft.

Agenda No. 2: Cancellation of the Asset Management Entrustment Agreement with Sekisui House Asset Management, Ltd

Following the Investment Corporation Merger, SHI plans to cancel its asset management entrustment agreement with SHAM on May 1, 2018, subject to the Investment Corporation Merger becoming effective, on the Effective Date, upon obtaining approval from a general meeting of unitholders.

Sekisui House Investment Advisors, Ltd. (“SHIA”), the asset management company for SHR, is expected to continue managing the assets of the surviving corporation following the Investment Corporation Merger.

This agenda item is subject to approval of Agenda No. 1 “Approval of a Merger Agreement with Sekisui House Reit, Inc.” as set forth in the original draft.

Agenda No. 3: Partial amendments of the Articles of Incorporation

1	Reason for Amendments to the Articles of Incorporation

(1)  To amend the final term of SHI’s fiscal period from the current last days of March and September to the last days of April and October in order to change the fiscal period to end on the day before the Investment Corporation Merger Agreement takes effect, and to amend SHI’s 25th fiscal period to a seven month period from October 1, 2017 to April 30, 2018 (Amendments to Article 33 of the current Articles of Incorporation and Article 41 of the proposed amendment to the current Articles of Incorporation).

(2)  Following the changes to the fiscal period in (1) above, to amend the base date for the General Meeting of Unitholders as well as the recording date of the unitholder roster (Amendments to Article 9 and Article 15 of the current Articles of Incorporation).

(3)  This agenda is subject to approval of Agenda No. 1 “Approval of a Merger Agreement with Sekisui House Reit, Inc.” as set forth in the original draft.

2	Overview of Amendments

The Partial Amendments are as follows:

(Proposed amendments are underlined.)
Current Articles of Incorporation	Proposed Amendments
Article 9 General Meeting of Unitholders	Article 9 General Meeting of Unitholders

1-2.          (omitted)
3. A general meeting of unitholders shall be convened on June 10, 2016, or without delay thereafter, and subsequently be convened on June 10 or without delay thereafter every two years.  In addition, a general meeting of unitholders may be held from time to time when it is necessary.

4.           (omitted)

1-2.          (unchanged)
3. A general meeting of unitholders shall be convened on June 10, 2016, or without delay thereafter, and subsequently be convened on July 10 or without delay thereafter every two years.  In addition, a general meeting of unitholders may be held from time to time when it is necessary.

4.          (unchanged)

Article 15 Record Date	Article 15 Record Date

1. If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 3 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of March 2016 and subsequently as of the end of March every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2-4.      (omitted)

1. If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 3 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of April 2018 and subsequently as of the end of April every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2-4.  (unchanged)

Article 33 Accounting Settlement Day	Article 33 Accounting Settlement Day

The business term of the Investment Corporation shall be from April 1 to the last day of September, and from October 1 to the last day of March in the following year, each year (the last day of each business term is hereinafter referred to as the “Accounting Settlement Day”).

The business term of the Investment Corporation shall be from May 1 to the last day of October, and from November 1 to the last day of April in the following year, each year (the last day of each business term is hereinafter referred to as the “Accounting Settlement Day”).

(New)	Chapter 9 Supplementary Provisions

(New)	Article 41 Changes to Business Term and Accounting Settlement Day

Regardless of the provisions of Article 33, the business term of the Investment Corporation for the 25th fiscal period shall be from October 1, 2017 to the last day of April 2018.

Reference Matters
Among the agenda items submitted to the general meeting of unitholders, if there is any oppositional proposal, with respect to any such agenda item, the “deemed approval” provisions specified in Item 1 and 2 of Article 14 of the current Investment Corporation’s articles of incorporation will not apply.

End

Attachment 1

Merger Agreement

January 24, 2018

Merger Agreement

Sekisui House Reit, Inc. (“SHR”) and Sekisui House Residential Investment Corporation (“SHI”), in regard to the merger of SHR and SHI (“Merger”), have entered into this Merger Agreement ("Agreement") as set out below as of January 24, 2018 (“Execution Date”).

Article 1: Method of Merger

In accordance with the provisions of this Agreement, SHR and SHI shall carry out an absorption-type merger with SHR as the surviving corporation and SHI as the dissolving corporation pursuant to the provisions of Article 147 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; “Investment Trusts Act”).

Article 2: Corporate Names and Addresses of Merger Parties

The corporate names and addresses of the surviving corporation and dissolving corporation are as follows:

(1)	Corporate name and address of surviving corporation
Corporate name:          Sekisui House Reit, Inc.
Address:          1-6-6 Motoakasaka, Minato-ku, Tokyo

(2)	Corporate name and address of dissolving corporation
Corporate name:          Sekisui House Residential Investment Corporation
Address:          3-1-31 Minami-Aoyama, Minato-ku, Tokyo

Article 3: Split of SHR’s Investment Units

Provided that this Agreement has not been cancelled in accordance with Article 13 or other provisions of this Agreement, the investment units of unitholders set forth or recorded in SHR’s latest unitholder registry on the day preceding the day on which the Merger comes into force (“Effective Date”) will be split into two investment units for every one investment unit on the Effective Date (“Investment Unit Split”).

Article 4: Method of Calculation of Number of Investment Units to be Delivered Upon Merger and Matters Relating to Allotment Thereof

1.
Upon the Merger, SHR shall issue new investment units after the split in accordance with Article 3 in the number obtained by multiplying the total number of investment units in SHI held by the unitholders set forth or recorded in SHI’s latest unitholder registry on the day preceding the Effective Date (excluding SHR, SHI, and unitholders of SHI that have demanded purchase of their investment units pursuant to Article 149-3, of the Investment Trusts Act (excluding unitholders that have withdrawn such demand for purchase); “Unitholders Subject to Allocation”) by 1.65 (rounded down to the nearest whole number) and shall deliver to Unitholders Subject to Allocation 1.65 SHR investment units after the split in accordance with Article 3 per each of their investment units; provided, however, that such delivery’s and the Merger coming into force will be subject to the condition precedent that the Investment Unit Split comes into force on the Effective Date, and if the Investment Unit Split does not come into force on the Effective Date, SHR and SHI shall consult in good faith and reach an agreement before changing the Effective Date specified in Article 6 or taking other measures towards the Merger coming into force.

2.
In a case under the preceding paragraph, if there are any fractions of less than one SHR investment unit in the investment units that must be delivered to Unitholders Subject to Allocation, SHR shall process such fractions pursuant to Article 149-17 of the Investment Trusts Act.

Article 5: Matters Relating to Total Unitholders’ Capital of Surviving Corporation

SHR’s total unitholders’ capital and capital surplus to be added upon the Merger will be as follows; provided, however, that SHR and SHI can consult and reach an agreement, taking into account SHR’s and SHI’s asset condition on the day preceding the Effective Date, to change such amounts:

(1)	Total unitholders’ capital: 0 yen

(2)
Capital surplus: The amount of change in unitholders’ equity, etc. as specified in Article 22, Paragraph 1 of the Regulations on Accounting of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended), less the amount specified in the preceding item.

Article 6: Effective Date

The Effective Date of the Merger will be May 1, 2018; provided, however, that depending on the necessity of carrying out the procedures for the Merger and other factors, SHR and SHI can separately consult and change the Effective Date after reaching agreement.

Article 7: General Meeting of Unitholders

1.
On March 27, 2018 or such other day SHR and SHI separately agree, SHR will convene a general meeting of unitholders to request approval of (i) a proposal to approve this Agreement pursuant to Article 149-7, Paragraph 1 of the Investment Trusts Act; (ii) a proposal to amend SHR’s articles of incorporation as set forth in Attachment 7.1; and (iii) such other proposals as SHR and SHI separately agree.

2.
On March 27, 2018 or such other day SHR and SHI separately agree, SHI will convene a general meeting of unitholders to request approval of (i) a proposal to approve this Agreement pursuant to Article 149-2, Paragraph 1 of the Investment Trusts Act (subject to approval of the proposal to amend the articles of incorporation as set forth in (iii) below); (ii) a proposal to terminate the asset management service agreement with Sekisui House Asset Management, Ltd. (“SHAM”) on the Effective Date on the condition precedent that the Merger comes into force; (iii) a proposal to amend SHI’s articles of incorporation as set forth in Attachment 7.2 (subject to approval of the proposal to approve this Agreement as set forth in (i) above); and (iv) such other proposals as SHR and SHI separately agree.

 Article 8: Corporate Name and Affiliates, etc. of SHR After Merger

1.	After the Merger, SHR’s corporate name will be Sekisui House Reit, Inc.

2.
SHR’s post-Merger Asset Management Company (meaning an asset management company specified in Article 2, Paragraph 21 of the Investment Trusts Act; hereinafter the same), Asset Custody Company (meaning an asset custody company specified in Article 2, Paragraph 22 of the Investment Trusts Act; hereinafter the same) and General Administrative Services Providers (meaning general administrative services providers specified in Article 2, Paragraph 23 of the Investment Trusts Act, which accepts entrustment of the administrative services specified in the items of Article 117 of the Investment Trusts Act; hereinafter the same), and accounting auditor will not change upon the Merger. Further, with respect to the agreement with one of SHI’s General Administrative Services Providers, The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is the General Administrative Services Provider for investment corporation bonds, SHR shall succeed to such agreement through the Merger, and The Bank of Tokyo-Mitsubishi UFJ, Ltd. will become a General Administrative Services Provider of SHR.

3.
Provided that the Merger comes into force, on the Effective Date, SHI will terminate any asset management service agreement or institutional management administrative service agreement with SHAM, asset custody agreement with Asset Custody Company, general administrative services agreement (excluding the agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is the General Administrative Services Provider for investment corporation bonds) with its General Administrative Services Providers, the exclusive right to negotiate agreement between SHAM and Sekisui House, Ltd., the audit agreement with its accounting auditor (excluding the portion for auditing of SHI’s financial statements for the Fiscal Period having its Settlement Date on the last day of April 2018 as amended by the resolution of Paragraph 2, Item (iii) of the preceding article as required pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended)), and assorted agreements, etc. ancillary to the foregoing agreements, as well as such other agreements as SHR and SHI separately agree.

4.	Notwithstanding the preceding three paragraphs, SHR and SHI can separately consult and agree to amend the foregoing provisions.

Article 9: Merger Consideration

Instead of cash distribution proceeds to SHI’s unitholders for SHI’s Fiscal Period ending on the day preceding the Effective Date as amended by the resolution offset forth in Article 7, Paragraph 2, Item (iii), SHR shall pay to Unitholders Subject to Allocation or the registered pledgees of their units merger consideration of an amount calculated in accordance with the following formula per SHI investment unit they hold (fractions of less than one yen will be discarded) within a reasonable time after the Effective Date, taking into account SHI’s income calculations for the relevant Fiscal Period and administrative work for payment of merger consideration, etc.:

Amount of merger consideration per unit	＝	Amount of SHI’s Distributable Income as of the day preceding the Effective Date
The total number of SHI’s investment units issued as of the day preceding the Effective Date

In the above formula, “Amount of SHI’s Distributable Income as of the day preceding the Effective Date” means the amount of profit set forth in Article 136, Paragraph 1 of the Investment Trusts Act, and “The total number of SHI’s investment units issued as of the day preceding the Effective Date” means the total number of SHI’s investment units issued as of the day preceding the Effective Date less the number of investment units held by SHI’s unitholders other than Unitholders Subject to Allocation.

Article 10: Distribution of Cash

1.
During the period from (and including) the Execution Date until (but excluding) the Effective Date, as cash distributions for the Fiscal Period ended on the last day of October 2017, SHR shall distribute a total amount of 2,625 million yen (2,710 yen per investment unit) to the unitholders or investment unit pledge holders set forth or recorded in SHR’s final unitholder registry on the last day of October 2017, and except for such cash distributions, shall not pay any cash distributions to any unitholder or purchase investment units for consideration by agreement with any unitholder.

2.
During the period from (and including) the Execution Date  until (but excluding) the Effective Date, as cash distributions for the Fiscal Period ended on the last day of September 2017, SHI shall distribute a total amount of 2,492 million yen (2,255 yen per investment unit) to the unitholders or investment unit pledge holders set forth or recorded in SHI’s final unitholder registry on the last day of September 2017, and except for such cash distributions, shall not pay any cash distributions to any unitholder or purchase investment units for consideration by agreement with any unitholder.

3.
Notwithstanding the preceding two paragraphs, if the Effective Date is changed to a day later than May 1, 2018, SHR and SHI shall consult and come to an agreement regarding the handling of cash distributions.

Article 11: Succession to Corporate Assets, etc.

On the Effective Date, SHR shall succeed to all of SHI’s assets, liabilities, and rights and duties as of the Effective Date.

Article 12: Covenants

1.
During the period from (and including) the Execution Date until (but excluding) the Effective Date, SHR and SHI shall each, using usual methods that are substantially identical to the methods used prior to the execution of this Agreement, execute their operations and manage and invest their assets with the due care of a competent manager and cause their Asset Management Companies, Asset Custody Companies, General Administrative Services Providers and other third parties to do the same, and shall not engage in conduct having a material impact on their assets or rights and duties (including without limitation issuance of investment units, issuance of investment corporation bonds, new loans (excluding loans for repayment of existing loans), and execution or performance of agreements for sale or acquisition of property) only after obtaining the other party’s consent in advance (such consent shall not be unreasonably refused or withheld); provided, however, that the foregoing shall not apply to conduct clearly specified in this Agreement.

2.
During the period from (and including) the Execution Date until (but excluding) the Effective Date, SHR and SHI shall take practical measures necessary for the Merger, including SHR’s succession to SHI’s assets, liabilities and obligations in conjunction with the Merger, adjustment of the investment corporation systems that will survive the Merger and etc., and shall exchange information and otherwise provide necessary cooperation in order to take such measures.

3.
During the period from (and including) the Execution Date until (but excluding) the Effective Date, if SHR or SHI learns of an event with respect to itself that is reasonably likely to have a material impact on its business or financial condition or on the Merger (including without limitation breach of loan agreements, violation of laws or regulations by SHR or SHI, or findings etc. by the authorities), it shall immediately notify the other party. In such case, SHR and SHI shall consult in good faith and consider countermeasures, and make utmost efforts to resolve the event.

4.
By (and including) the day preceding the Effective Date, SHI shall, with respect to the agreements (“Pipeline Support Agreements”) set forth in Attachment 12.4(2) among SHI, SHAM, and the companies (“Pipeline Support Companies”) set forth in Attachment 12.4(1), execute agreements (“Pipeline Support Agreement Amendments”) in substance reasonably satisfactory to SHR so that, even if the asset management agreement between SHI and SHAM terminates, from the Effective Date onward, the Pipeline Support Agreements between SHR and SHR’s Asset Management Company Sekisui House Investment Advisors, Ltd. (corporate name will be changed to Sekisui House Asset Management, Ltd. after the Merger comes into force; “SHIA”), and the respective Pipeline Support Companies can continue.

5.
By (and including) the day preceding the Effective Date, SHR and SHI shall, each under its own responsibility, lawfully and validly obtain from the counterparties to any agreements that contain provisions under which a right of cancellation will arise, or is likely to arise, to the counterparty because of the execution of the Merger or because of assorted changes ancillary thereto (excluding agreements that the relevant counterparty party to this Agreement agrees) written consent to the effect that they consent without objection to the execution of the Merger and assorted changes ancillary thereto.

6.
By (and including) the day preceding the Effective Date, SHI shall execute sale and purchase agreements under which, on the Effective Date (provided, however, that if SHR and SHI have agreed otherwise, then the date so agreed; in such case, when agreeing upon a different date, neither SHR nor SHI shall unreasonable refuse its consent), SHI will acquire the property set forth in Attachment 12.6(1) and sell the property set forth in Attachment 12.6(2), and shall perform its duties under each sale and purchase agreement as required for performance thereunder (limited to duties that can be performed by (and including) the day preceding the Effective Date).

Article 13: Conditions for Merger

If on (and including) the day preceding the Effective Date, any of the following conditions precedent to the Merger’s coming into force has not been satisfied or if it has become clear that any of the following conditions precedent to the Merger’s coming into force will not be satisfied by the day preceding the Effective Date (inclusive)(provided, however, that in all cases, the foregoing shall not apply if the relevant condition precedent is not satisfied for a  reason attributable to a party, its persons concerned or its Asset Management Company), a party hereto will be entitled to notify the other party in writing prior to the Effective Date, and cancel this Agreement without incurring any liability or payment duties to the other party (provided, however, that the foregoing shall not apply to liability or payment duties in a case where the party that gave such notice is in breach of other provisions of this Agreement). If SHR or SHI fails to exercise its right of cancellation by the day preceding (and including) the Effective Date, the Merger shall come into force as of the Effective Date.

(1)
That, as required in relation to the Merger and/or for carrying out the matters contemplated in relation to the Merger, approval has been obtained from general meetings of unitholders of SHR and SHI (including without limitation approval of the proposals specified in Article 7, Paragraph 1 and Paragraph 2), and other procedures have been completed and permits and approvals have been obtained, in accordance with applicable laws and regulations;

(2)
That neither SHR nor SHI is in breach of any duties under agreements (including this Agreement) or breach of financial covenants provisions, and is not late in payment of any monetary obligations (including taxes and public charges) (in each case, excluding de minimis matters);

(3)
That no event of acceleration (including any event that would constitute an event of acceleration upon the passage of time and/or notice), suspension of payment, or inability to pay has occurred with respect to SHR or SHI;

(4)
That advance consent has been obtained from all financial institutions providing loans to SHR or SHI regarding the execution of the Merger and the basic conditions of loans from the Effective Date onwards (with respect to agreements for loans, including necessary allowances to avoid the occurrence of any breach of financial covenants provisions, breach of covenants, or occurrence of event of acceleration with respect to SHR after the Merger), and such consent has not been withdrawn;

(5)	That SHR and SHI have reasonably confirmed that U.S. securities law does not require filing procedures of Form F-4 for the Merger;

(6)
That no petition has been filed against SHR or SHI for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, or commencement of comparable legal insolvency proceedings;

(7)
That neither SHR nor SHIA, and neither SHI nor SHAM, has been subject to revocation of registration by supervisory authorities, suspension of operations in whole or in part, or other administrative disposition having a material impediment or material impact on the implementation of the Merger;

(8)
That the Pipeline Support Agreement Amendments have all been lawfully and validly executed, and since (and including) the Effective Date, the Pipeline Support Agreements continue to be lawful and valid between SHR and SHIA, and the respective Pipeline Support Companies;

(9)
That it has been agreed among the parties to the agreements specified in Article 8, Paragraph 3 that such agreements will be terminated as of the Effective Date under conditions reasonably satisfactory to SHR subject to the coming into force of the Merger (even if this item is not satisfied, SHI may not cancel this Agreement); and

(10)	In addition to the foregoing, that no event has occurred that is reasonably determined to markedly impede or make markedly difficult the realization of the Merger.

Article 14: Change of Merger Conditions and Cancellation of Agreement

1.
During the period from (and including) the Execution Date until the day preceding the Effective Date (inclusive) (i) if any important change occurs with respect to the assets or business condition of SHR or SHI; (ii) if it is reasonably determined that the implementation of the Merger has become impossible or markedly difficult; (iii) if it becomes difficult to attain the purposes of the Merger because of other reasons; or (iv) if it comes to light that any such event may occur, SHR and SHI can consult in good faith and reach an agreement upon changing conditions for the Merger or otherwise amending this Agreement, or they can cancel this Agreement.

2.
Even in a case where this Agreement has been cancelled in accordance with the preceding article or the preceding paragraph, the provisions of this paragraph and Article 16 through Article 18 shall continue to have effective force.

Article 15: Public Announcement

If SHR or SHI will make a public announcement regarding the execution or content of this Agreement or otherwise regarding the Merger, it shall first agree with the other party regarding the content, timing, and method, etc. thereof before making such announcement.

Article 16: Allocation of Expenses

Except as otherwise agreed between SHR and SHI, with respect to the allocation of expenses incurred by SHR and SHI by the Effective Date in connection with the execution and performance of this Agreement (including without limitation fees to attorneys, certified public accountants, tax attorneys, research companies, advisors, and other professionals appointed respectively by SHR and SHI and other expenses; expenses arising subject to the Merger coming into force are not included), SHR and SHI shall each be responsible for payment of expenses it incurs; SHI shall record expenses it is responsible for as expenses for the Fiscal Period ending by the day preceding the Effective Date (inclusive).

Article 17: Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Japan.

Article 18: Jurisdiction

SHR and SHI agree that the Tokyo District Court will be the exclusive court of first instance with respect to any dispute relating to this Agreement.

Article 19: Good-Faith Consultation

With respect to any matters necessary for the Merger other than what is specified in this Agreement, SHR and SHI shall separately consult in accordance with the purpose of this Agreement and settle the matter.

 (The remainder of this page is intentionally blank.)

IN WITNESS WHEREOF, this Agreement has been prepared in duplicate, upon affixing the names and seals of each of SHR and SHI, each shall retain one original.

January 24, 2018

SHR:
Junichi Inoue
Executive Director
Sekisui House Reit, Inc.
1-6-6 Motoakasaka, Minato-ku, Tokyo

SHI:
Osamu Minami
Executive Director
Sekisui House Residential Investment Corporation
3-1-31 Minami-Aoyama, Minato-ku, Tokyo

Attachment 7.1 (Proposed Amendments to SHR’s Articles of Incorporation)
Proposed Amendments to the Articles of Incorporation
(Proposed amendments are underlined.)
Current Articles of Incorporation	Proposed Amendments
Article 5 Total Number of Issuable Investment Units, Etc.	Article 5 Total Number of Issuable Investment Units, Etc.

1. The total number of issuable investment units for the Investment Corporation is ten million (10,000,000) units. 2. - 3. (omitted)	1. The total number of issuable investment units for the Investment Corporation is twenty million (20,000,000) units. 2. - 3. (unchanged)

Article 9 General Meeting of Unitholders	Article 9 General Meeting of Unitholders

1. A general meeting of unitholders of the Investment Corporation shall be held within the 23 wards of Tokyo, and shall be convened on July 1, 2018 and onwards without delay, and subsequently be convened on July 1 and onwards every two years without delay.  In addition, the general meetings of unitholders may be held from time to time when it is necessary.
2.　 (omitted)

1. A general meeting of unitholders of the Investment Corporation shall be held within the 23 wards of Tokyo, and shall be convened on January 1, 2020 and onwards without delay, and subsequently be convened on January 1 every two years and onwards without delay.  In addition, the general meetings of unitholders may be held from time to time when it is necessary.
2.　 (unchanged)

Article 12 Record Date	Article 12 Record Date

1. If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 1 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of April in 2018 and subsequently as of the end of April in every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.  In addition to such case, if a general meeting of unitholders is to be held on a day within three months after the immediately preceding Accounting Settlement Day (as defined in Article 45; the same shall apply hereinafter), the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders for such Accounting Settlement Day to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2.　 (omitted)

1. If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 1 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of October in 2019 and subsequently as of the end of October in every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.  In addition to such case, if a general meeting of unitholders is to be held on a day within three months after the immediately preceding Accounting Settlement Day (as defined in Article 45; the same shall apply hereinafter), the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders for such Accounting Settlement Day to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2.　 (unchanged)

Article 31 Basic Policy of Asset Management	Article 31 Basic Policy of Asset Management

The Investment Corporation shall manage its assets by investing continuously and principally in Real Estates and Other Assets (as defined in Paragraph 1 of Article 32).  The purpose of the Investment Corporation is to achieve mutual growth and prosperity together with all stakeholders such as unitholders and tenant companies, aiming at providing high-quality social capital and maximizing unitholder value through asset management that pursues stable earnings over the medium to long term and steady growth in the Managed Assets.

The Investment Corporation shall manage its assets by investing continuously and principally in Real Estates and Other Assets (as defined in Paragraph 1 of Article 32).  The purpose of the Investment Corporation is to achieve mutual growth and prosperity together with all stakeholders such as unitholders and tenants, aiming at providing high-quality social capital and maximizing unitholder value through asset management that pursues stable earnings over the medium to long term and steady growth in the Managed Assets.

Current Articles of Incorporation	Proposed Amendments
Article 32 Categories, Purpose and Scope of Target Assets of Asset Management	Article 32 Categories, Purpose and Scope of Target Assets of Asset Management

1. (omitted)	1. (unchanged)
2. Besides the Real Estates and Other Assets, the Investment Corporation may invest in the following Specified Assets: (Add)
2. Besides the Real Estates and Other Assets, the Investment Corporation may invest in the following Specified Assets:
(a) Trust beneficiary rights in trust of real estate, real estate lease rights or surface rights (including comprehensive trust beneficiary rights in trust of the same together with money associated with the real estates, and also including trust beneficiary rights in trust of such trust beneficiary rights, but excluding those falling under the Real Estates and Other Assets);

(a) (omitted)	(b) (unchanged)
(b)  Equity interests in an agreement where one party makes a financial contribution to another party to manage the Real Estates and Other Assets or the assets listed in the preceding item, and the other party manages that contribution principally as an investment in those assets and distributes profits from such management (“Equity Interests in Silent Partnership on Real Estate”)

(c)  Equity interests in an agreement where one party makes a financial contribution to another party to manage the Real Estates and Other Assets or the assets listed in the Items (a) and (b), and the other party manages that contribution principally as an investment in those assets and distributes profits from such management (“Equity Interests in Silent Partnership on Real Estate”)

(c) (omitted)	(d) (unchanged)
(d)  Real estate, real estate lease rights or surface rights under the laws and regulations of a foreign county, or trust beneficiary rights in trust of real estate, real estate lease rights or surface rights or the assets listed in Items (a) to (c) established under the laws and regulations of a foreign country

(e)  Real estate, real estate lease rights or surface rights under the laws and regulations of a foreign county, or trust beneficiary rights in trust of only real estate, real estate lease rights or surface rights or the assets listed in Items (a) to (d) established under the laws and regulations of a foreign country

(e)  Preferred equity securities (as set forth in the Act on Securitization of Assets (Law No. 105 of 1998, as amended) (the “Asset Securitization Act”) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estates and Other Assets or the assets listed in Items (a) to (d) (the “Real Estate-Related Assets”))

(f)  Preferred equity securities (as set forth in the Act on Securitization of Assets (Law No. 105 of 1998, as amended) (the “Asset Securitization Act”) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estates and Other Assets or the assets listed in Items (a) to (e) (the “Real Estate-Related Assets”))

(f)  (omitted)
(g)  (omitted)
(h)  Beneficiary certificates of a specified purpose trust (as set forth in the Asset Securitization Act) (excluding the Real Estates and Other Assets, the assets falling under Item (a) or (c) and the assets listed in Item (d) which are to be invested in the Real Estates and Other Assets or the assets listed in Item (a) or (b)) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets);

(g)  (unchanged)
(h)  (unchanged)
(i)  Beneficiary certificates of a specified purpose trust (as set forth in the Asset Securitization Act) (excluding the Real Estates and Other Assets, the assets falling under Item (a), (b) or (d) and the assets listed in Item (e) which are to be invested in the Real Estates and Other Assets or the assets listed in Item (a), (b) or (c)) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets)

Current Articles of Incorporation	Proposed Amendments
(i)  Assets of the same nature as those listed in Item (e) or (h) established under the laws and regulations of a foreign country (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets)

(j)  Assets of the same nature as those listed in Item (f) or (i) established under the laws and regulations of a foreign country (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets)

(j) (omitted) (k) (omitted) (l) Monetary claims (excluding the assets listed in Item (j) or (k))	(k) (unchanged) (l) (unchanged) (m) Monetary claims (excluding the assets listed in Item (k) or (l))
(m)  (omitted)
(n)  (omitted)
(o)  (omitted)
(p)  (omitted)
(q)  (omitted)
(r)  (omitted)
(s) Beneficiary certificates of a bond investment trust (which are beneficiary certificates of a securities investment trust as set forth in the Investment Trusts Act which are intended to be managed as an investment in the assets, etc. listed in Item (m), (n), (q), (u) or (v))

(n)  (unchanged)
(o)  (unchanged)
(p)  (unchanged)
(q)  (unchanged)
(r)  (unchanged)
(s)  (unchanged)
(t)  Beneficiary certificates of a bond investment trust (which are beneficiary certificates of a securities investment trust as set forth in the Investment Trusts Act which are intended to be managed as an investment in the assets, etc. listed in Item (n), (o), (r), (v) or (w))

(t)  (omitted)
(u)  (omitted)
(v)  (omitted)
(w) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as investment in the assets as set forth in Items (j) to (v)

(u)  (unchanged)
(v)  (unchanged)
(w)  (unchanged)
(x) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as investment in the assets as set forth in Items (k) to (w)

(x) (omitted) (y) (omitted) (z) (omitted) 3. In addition to the Specified Assets as set forth in Paragraphs 1 and 2 above, the Investment Corporation may invest in the following assets:	(y) (unchanged) (z) (unchanged) (aa) (unchanged) 3. In addition to the Specified Assets as set forth in Paragraphs 1 and 2 above, the Investment Corporation may invest in the following assets:
(a) - (c) (omitted)	(a)- (c) (unchanged)
(d)  Movables as set forth in the Civil Code (Act No. 89 of 1896, as amended) (the “Civil Code”), such as facilities, equipment, and other items attached to the Real Estate-Related Assets (excluding those set forth in Item (z) of Paragraph 2 of Article 32)

(d) Movables as set forth in the Civil Code (Act No. 89 of 1896, as amended) (the “Civil Code”), such as facilities, equipment, and other items attached to the Real Estate-Related Assets (excluding those set forth in Item (aa) of Paragraph 2 of Article 32)

(e) - (n) (omitted)	(e) - (n) (unchanged)
4. (omitted)	4. (unchanged)

Article 33 Investment Policy	Article 33 Investment Policy

1. The Investment Corporation shall position non-residential, business purpose real estates that are used mainly as office buildings, retail properties or hotels, etc. (the “Commercial Properties”) as its central investment target.

1.    The Investment Corporation shall position real estates mainly for residential use (the “Residential Properties”) and non-residential, business purpose real estates that are used mainly as office buildings, hotels and retail properties, etc. (the “Commercial Properties”) as its primary investment target.

2. The investment area of the Commercial Properties shall be mainly in Japan but the Investment Corporation may invest overseas.	2. The investment area of the Residential Properties and the Commercial Properties shall be mainly in Japan but the Investment Corporation may invest overseas.

Current Articles of Incorporation	Proposed Amendments
(Add)
3. The main geographical areas for investment of the Residential Properties in Japan shall be Greater Tokyo and major cities in Japan other than Greater Tokyo such as the ordinance-designated cities, and commuting areas around them.

  3. The main geographical areas for investment of the Commercial Properties in Japan shall be the Three Major Metropolitan Areas (which collectively refers to Greater Tokyo, Osaka Area and Nagoya Area) centering on the 23 wards of Tokyo, Osaka City and Nagoya City.  The main geographical areas for investment of the overseas Commercial Properties are Singapore, Australia and the U.S., as well as other countries and regions where the population and economy are expected to grow.

4. The main geographical areas for investment of the Commercial Properties in Japan shall be the Three Major Metropolitan Areas (which collectively refers to Greater Tokyo, Osaka Area and Nagoya Area) centering on the 23 wards of Tokyo, Osaka City and Nagoya City and major cities in Japan other than the Three Major Metropolitan Areas.

(Add)
5. The main geographical areas for investment of the overseas Residential Properties and Commercial Properties are Singapore, Australia and the U.S., as well as other countries and regions where the population and economy are expected to grow.

Article 34 Investment Restrictions	Article 34 Investment Restrictions

1.　(omitted)
2. The Investment Corporation shall make investments in the rights related to derivatives transactions as set forth in Item (y) of Paragraph 2 of Article 32 only for the purpose of hedging exchange risk, price fluctuation risk, interest rate risk and other risk factors arising from the Managed Assets or liabilities of the Investment Corporation.

1.　(unchanged)
2. The Investment Corporation shall make investments in the rights related to derivatives transactions as set forth in Item (z) of Paragraph 2 of Article 32 only for the purpose of hedging exchange risk, price fluctuation risk, interest rate risk and other risk factors arising from the Managed Assets or liabilities of the Investment Corporation.

3. (omitted)	3. (unchanged)

Article 39 Method of and Standards for Asset Evaluation	Article 39 Method of and Standards for Asset Evaluation

The method of and standards for asset evaluation of the Investment Corporation shall be determined by the type of the Managed Asset, and shall be as follows as a general rule.	The method of and standards for asset evaluation of the Investment Corporation shall be determined by the type of the Managed Asset, and shall be as follows as a general rule.
(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:

　 (omitted)
(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights as set forth in Paragraph 1 and Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights in trust of real estate, real estate lease rights and surface rights established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:

　(unchanged)
(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights as set forth in Paragraph 1 and Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights in trust of real estate, real estate lease rights and surface rights established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:

Current Articles of Incorporation	Proposed Amendments
    (omitted)
(c) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Paragraph 2 of Article 32, Item (a); and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

(unchanged)
(c) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (b) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (b) of Paragraph 2 of Article 32:

　  (omitted)
(d) Equity Interests in Silent Partnership on Real Estate as set forth in Item (b) of Paragraph 2 of Article 32; and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:
　  (omitted)

　  (unchanged)
(d) Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32; and those established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:
　 (unchanged)

(e) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate; and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

(e) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (d) of Paragraph 2 of Article 32:

　   (omitted)
(f)  (omitted)
(g) Monetary claims as set forth in Item ( l ) of Paragraph 2 of Article 32:
　  (omitted)
(h) Rights related to derivatives transactions as set forth in Item ( y ) of Paragraph 2 of Article 32:
　  (omitted)
(i)  (omitted)

　   (unchanged)
(f)  (unchanged)
(g) Monetary claims as set forth in Item ( m ) of Paragraph 2 of Article 32:
　  (unchanged)
(h) Rights related to derivatives transactions as set forth in Item ( z ) of Paragraph 2 of Article 32:
　  (unchanged)
(i)  (unchanged)

Article 40 Value in Securities Registration Statements, Securities Reports and Asset Management Reports	Article 40 Value in Securities Registration Statements, Securities Reports and Asset Management Reports

If making evaluations in a way that differs from the methods set forth in Article 39 for the purposes of recording a value in a securities registration statement, securities report and asset management report, etc., evaluations shall be made in the following way.

If making evaluations in a way that differs from the methods set forth in Article 39 for the purposes of recording a value in a securities registration statement, securities report and asset management report, etc., evaluations shall be made in the following way.

(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; those under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and those held by the Corporation Holding Overseas Real Estate as set forth in Paragraph 1 of Article 32:

(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; those under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32; and those held by the Corporation Holding Overseas Real Estate as set forth in Paragraph 1 of Article 32:

(omitted)	(unchanged)

Current Articles of Incorporation	Proposed Amendments
(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights only in trust of real estate, real estate lease rights or surface rights established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32:

(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights as set forth in Paragraph 1 and Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item ( b ) of Paragraph 2 of Article 32; and trust beneficiary rights in trust of real estate, real estate lease rights or surface rights established under the laws and regulations of a foreign country as set forth in Item ( e ) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item ( b ) of Paragraph 2 of Article 32:

　  (omitted)
(c) Equity Interests in Silent Partnership on Real Estate as set forth in Item (b) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32; and Equity Interests in Silent Partnership on Real Estate established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in the Equity Interest in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32:

(unchanged)
(c) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Items (c) and (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Items (c) and (d) of Paragraph 2 of Article 32:

(omitted)	(unchanged)

Article 52 Standards for Fee Payment to Accounting Auditor	Article 52 Standards for Fee Payment to Accounting Auditor

The Investment Corporation shall pay fees to the accounting auditor in an amount determined by the board of directors that is no more than 20 million yen for each Accounting Settlement Day subject to audit, by the last day of February and August each year for the period of six months up to such day, through bank transfer to an account designated by the accounting auditor.

The Investment Corporation shall pay fees to the accounting auditor in an amount determined by the board of directors that is no more than 25 million yen for each Accounting Settlement Day subject to audit, by the last day of February and August each year for the period of six months up to such day, through bank transfer to an account designated by the accounting auditor.

Current Articles of Incorporation	Proposed Amendments
(Add)	Article 55 Effectuation of Amendment

The amendments in Paragraph 1 of Article 5 and Articles 31, 33 and 52 in these Articles of Incorporation shall take effect on the effective date of the absorption-type merger between the Investment Corporation as the surviving corporation and Sekisui House Residential Investment Corporation as the absorbed corporation under the merger agreement dated January 24, 2018 between the Investment Corporation and Sekisui House Residential Investment Corporation (the “Merger”), subject to effectuation of the Merger.  This Article shall be deleted after the amendments in these Articles of Incorporation takes effect pursuant to this Article.

Current Articles of Incorporation	Proposed Amendments
Attachment	Attachment
Management Fee to Asset Management Company	Management Fee to Asset Management Company

1. Management Fee I (Ongoing Operational and Management Fee I)	1. Management Fee I (Ongoing Operational and Management Fee I)
Management Fee I shall be calculated by multiplying (i) the total net assets of the Investment Corporation on the balance sheet (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act) for the latest Accounting Settlement Day by (ii) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.5% per annum), on a per diem basis.  In this calculation method, the actual number of days in the relevant business term shall be assumed to be 365 days in a year and any fraction less than one yen shall be rounded down.

Management Fee I shall be calculated by multiplying (i) the total net assets (less the amount equivalent to unamortized positive goodwill) of the Investment Corporation on the balance sheet (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act) for the latest Accounting Settlement Day by (ii) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.5% per annum), on a per diem basis.  In this calculation method, the actual number of days in the relevant business term shall be assumed to be 365 days in a year and any fraction less than one yen shall be rounded down.

2. Management Fee II (Ongoing Operational and Management Fee II)	2. Management Fee II (Ongoing Operational and Management Fee II)
Management Fee II for each business term shall be (i) the distributable amount before deduction of Management Fee II for the relevant business term of the Investment Corporation (i.e., the amount of the net profit for the period before tax on the profit and loss statement (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act; the same shall apply hereinafter) plus the amount of Management Fee II for the business term, after a loss carried forward is compensated, if any) divided by (ii) the total number of outstanding units as of the Accounting Settlement Day of the relevant business term, and multiplied by (iii) (a) the operating profits before deduction of Management Fee II (i.e., the amount of the operating profits on the profit and loss statement plus the amount of Management Fee II for the business term) and (b) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.004%).  In this calculation method, any fraction less than one yen shall be rounded down, and divisions shall be done at the end of the calculation, and the lower limit shall be zero yen.

Management Fee II for each business term shall be (i) the distributable amount before deduction of Management Fee II for the relevant business term of the Investment Corporation (i.e., the amount of the net profit for the period before tax (after adding the amount of amortization of goodwill and deducting the gains on negative goodwill incurred) on the profit and loss statement (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act; the same shall apply hereinafter) plus the amount of Management Fee II for the business term (including the amount of the non-deductible consumption tax on Management Fee II), after a loss carried forward is compensated, if any) divided by (ii) the total number of issued and outstanding units as of the Accounting Settlement Day of the relevant business term (the “Distributable Amount per Unit”), and multiplied by (iii) (a) the operating profits before deduction of Management Fee II (i.e., the amount of the operating profits on the profit and loss statement plus the amount of amortization of goodwill and Management Fee II for the business term (including the amount of the non-deductible consumption tax on Management Fee II)) and (b) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.004%).  In this calculation method, any fraction less than one yen shall be rounded down, and divisions shall be done at the end of the calculation, and the lower limit shall be zero yen.

Current Articles of Incorporation	Proposed Amendments
3. Management Fee III (Acquisition Fee)	3. Management Fee III (Acquisition Fee)
Management Fee III shall be calculated by multiplying (i) the trading value for the acquisition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of acquisition from any interested party as set forth in the “Rules for Transactions with Interested Parties” of the Asset Management Company, such rate shall be up to 0.25%), any fraction less than one yen being rounded down.

Management Fee III shall be calculated by multiplying (i) the trading value for the acquisition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of acquisition from any interested party as set forth in the “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no Acquisition Fee), any fraction less than one yen being rounded down.

4. Management Fee IV (Disposition Fee)	4. Management Fee IV (Disposition Fee)
Management Fee IV shall be calculated by multiplying (a) the trading value for the sale of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (b) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of sale to any interested party as set forth in “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no disposition fee), any fraction less than one yen being rounded down.

Management Fee IV shall be calculated by multiplying (i) the trading value for the disposition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of disposition to any interested party as set forth in “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no disposition fee), any fraction less than one yen being rounded down.

(Add)	5. Management Fee V (Merger Fee)

In a consolidation-type merger or absorption-type merger (collectively, a “merger”) between the Investment Corporation and another investment corporation, if such merger takes effect after the Asset Management Company investigates and assesses the assets and other properties held by such investment corporation and conducts any other business associated with the merger, Management Fee V shall be calculated by multiplying (i) the then assessed value of the Real Estate-Related Assets held by such investment corporation when such merger takes effect by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.8%).

5. Timing of Payment of Management Fee	6. Timing of Payment of Management Fee
Management Fee I and Management Fee II shall be paid within three months from the Accounting Settlement Day of the relevant business term of the Investment Corporation.
Management Fee III shall be paid on or before the last day of the following month of the month in which the Investment Corporation has acquired the relevant asset.
Management Fee IV shall be paid on or before the last day of the following month of the month in which the Investment Corporation has sold the relevant asset.

Management Fee I and Management Fee II shall be paid within three months from the Accounting Settlement Day of the relevant business term of the Investment Corporation.
Management Fee III shall be paid on or before the last day of the following month of the month in which the Investment Corporation has acquired the relevant asset.
Management Fee IV shall be paid on or before the last day of the following month of the month in which the Investment Corporation has dispositioned the relevant asset.
Management Fee V shall be paid within two months after the merger takes effect.

(Add)	7. Adjustment Provision
(Add)
(1)  If the Investment Corporation acquires its own investment units and holds any undisposed or unretired treasury investment units as of the Accounting Settlement Day for the business term in which the Investment Corporation acquired such investment units, the number of the treasury investment units of the Investment Corporation shall be excluded from the total number of issued and outstanding investment units as of such Accounting Settlement Day for the purpose of calculation of the Distributable Amount per Unit for the Management Fee II.

Current Articles of Incorporation	Proposed Amendments
(Add)
(2)  In the case of a split of the investment units of the Investment Corporation that increases the total number of issued and outstanding investment units, Management Fee II for a business term ending on or after the day on which such split of the investment units takes effect shall be calculated by making an adjustment in which the Distributable Amount per Unit is multiplied by the Split Ratio (as defined below) related to the total number of issued and outstanding investment units.

In this paragraph (2),
“Split Ratio” shall be calculated, in the case of any split of the investment units of the Investment Corporation that increases the total number of issued and outstanding investment units, by dividing (i) the total number of issued and outstanding investment units immediately after such split of the investment units takes effect by (ii) the total number of issued and outstanding investment units immediately before such split of the investment units takes effect.

(Add)
(3)  In the case of a Rights Offering (as defined below) that increases the total number of issued and outstanding investment units, Management Fee II for a business term ending on or after the issue date of such Rights Offering shall be calculated by making an adjustment in which the Distributable Amount per Unit is multiplied by the Ratio of Allotment without Contribution (as defined below).
In this paragraph (3),
“Rights Offering” means issuance of new investment units as a result of the exercise of investment unit acquisition rights related to an allotment without contribution to unitholders.
“Ratio of Allotment without Contribution” means a ratio to be calculated in the following formula in the case of a Rights Offering.
＜Calculation Formula＞
Ratio of Allotment without Contribution ＝ A/B
A: Number of the total number of issued and outstanding investment units immediately after such Rights Offering less the Number of Units Deemed to Be Issued at Market Price (as defined below)
B: Total number of issued and outstanding investment units immediately before such Rights Offering “Number of Units Deemed to Be Issued at Market Price” shall be the Number of Incremental Units (as defined below) (any fraction less than one (1) unit shall be rounded down) multiplied by the ratio obtained by dividing (i) the amount to be paid per unit at the time of exercising investment unit acquisition rights allotted without contribution in such Rights Offering by (ii) a Market Price per Unit (as defined below), or by another ratio determined by the board of directors, in the case of Rights Offering.

Current Articles of Incorporation	Proposed Amendments

  “Market Price per Unit” means the closing price of an ordinary market transaction of the investment units of the Investment Corporation on the Tokyo Stock Exchange, Inc. on the last day of the exercise period of the investment unit acquisition rights allotted without contribution in such Rights Offering (or, if there is no closing price on that day, the closing price of the immediately preceding day), in the case of Rights Offering.
  “Number of Incremental Units” means the number of units increased as a result of such Rights Offering in the case of Rights Offering.

Attachment 7.2 (Proposed Amendments to SHI’s Articles of Incorporation)
Proposed Amendments to the Articles of Incorporation
(Proposed amendments are underlined.)
Current Articles of Incorporation	Proposed Amendments
Article 9 General Meeting of Unitholders	Article 9 General Meeting of Unitholders

1-2.          (omitted)
3. A general meeting of unitholders shall be convened on June 10, 2016, or without delay thereafter, and subsequently be convened on June 10 or without delay thereafter every two years.  In addition, a general meeting of unitholders may be held from time to time when it is necessary.

4.          (omitted)

1-2.          (unchanged)
3. A general meeting of unitholders shall be convened on June 10, 2016, or without delay thereafter, and subsequently be convened on July 10 or without delay thereafter every two years.  In addition, a general meeting of unitholders may be held from time to time when it is necessary.

4.          (unchanged)

Article 15 Record Date	Article 15 Record Date

1. If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 3 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of March 2016 and subsequently as of the end of March every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2-4.　 (omitted)

1. If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 3 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of April 2018 and subsequently as of the end of April every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2-4.　 (unchanged)

Article 33 Accounting Settlement Day	Article 33 Accounting Settlement Day

The business term of the Investment Corporation shall be from April1 to the last day of September, and from October 1 to the last day of March in the following year, each year (the last day of each business term is hereinafter referred to as the “Accounting Settlement Day”).

The business term of the Investment Corporation shall be from May 1 to the last day of October, and from November 1 to the last day of April in the following year, each year (the last day of each business term is hereinafter referred to as the “Accounting Settlement Day”).

(Add)	Chapter 9 Supplementary Provisions

(Add)	Article 41 Changes to Business Term and Accounting Settlement Day

Regardless of the provisions of Article 33, the business term of the Investment Corporation for the 25th fiscal period shall be from October 1, 2017 to the last day of April 2018.

Attachment 12.4(1) (Pipeline Support Companies)

1. Sekiwa Real Estate, Ltd.
2. Sekiwa Real Estate Kansai, Ltd.
3. Sekiwa Real Estate Kanto, Ltd.
4. Sekiwa Real Estate Kyushu, Ltd.
5. Sekiwa Real Estate Chugoku, Ltd.
6. Sekiwa Real Estate Chubu, Ltd.
7. Sekiwa Real Estate Tohoku, Ltd.

Attachment 12.4(2) (Pipeline Support Agreements)

1. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate, Ltd. dated January 11, 2012
2. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate Kansai, Ltd. dated January 11, 2012
3. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate Kanto, Ltd. dated August 1, 2013
4. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate Kyushu, Ltd. dated January 11, 2012
5. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate Chugoku, Ltd. dated July 31, 2014
6. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate Chubu, Ltd. dated January 11, 2012
7. The Exclusive Right to Negotiate Agreement among SHI, SHAM and Sekiwa Real Estate Tohoku, Ltd. dated July 31, 2014

Attachment 12.6(1) (Properties to be Acquired)

 (1) Prime Maison Shirokanedai Tower

Property name		Prime Maison Shirokanedai Tower	Planned acquisition price (million yen)		7,950
Form of right		Trust beneficiary interest	Trustee		Undecided
Location	(Address) 1-1-17 Kamiosaki, Shinagawa-ku, Tokyo (Lot number) 1-537-40 Kamiosaki, Shinagawa-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district, Category 1 residential district		Use	Apartment complex
	Area (m2)	1,786.53		Total floor area (m2)	8,896.22
				Structure/ number of floors	RC, 23F
				Construction completion date	May 20, 2016

(2) Prime Maison Otsuka

Property name		Prime Maison Otsuka	Planned acquisition price (million yen)		3,700
Form of right		Trust beneficiary interest	Trustee		Undecided
Location	(Address) 1-15-1 Kitaotsuka, Toshima-ku, Tokyo (Lot number) 1-15-4 Kitaotsuka, Toshima-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex and retail store
	Area (m2)	649.05		Total floor area (m2)	5,949.18
				Structure/ number of floors	RC/S, 19F
				Construction completion date	January 11, 2017

(3) Prime Maison Asakusabashi

Property name		Prime Maison Asakusabashi	Planned acquisition price (million yen)		1,680
Form of right		Trust beneficiary interest	Trustee		Undecided
Location	(Address) 2-21-8 Yanagibashi, Taito-ku, Tokyo (Lot number) 2-11-18 Yanagibashi, Taito-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	422.87		Total floor area (m2)	2,652.02
				Structure/ number of floors	RC, 13F
				Construction completion date	October 7, 2016

(4) Prime Maison Daikanyama

Property name		Prime Maison Daikanyama	Planned acquisition price (million yen)		2,520
Form of right		Trust beneficiary interest	Trustee		Undecided
Location	(Address) 1-9-6 Aobadai, Meguro-ku, Tokyo (Lot number) 1-143-6 Aobadai, Meguro-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 low-rise exclusive residential district		Use	Apartment complex
	Area (m2)	1,041.02		Total floor area (m2)	2,522.21
				Structure/ number of floors	RC, 3F/B2F
				Construction completion date	January 12, 2017

(5) Prime Maison Gotenyama West

Property name		Prime Maison Gotenyama West	Planned acquisition price (million yen)		3,400
Form of right		Trust beneficiary interest	Trustee		Undecided
Location	(Address) 6-5-8 Kitashinagawa, Shinagawa-ku, Tokyo (Lot number) 6-387-2 Kitashinagawa, Shinagawa-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 low-rise exclusive residential district		Use	Apartment complex
	Area (m2)	3,167.72		Total floor area (m2)	5,520.41
				Structure/ number of floors	RC, 4F/B1F
				Construction completion date	January 18, 2011

(6) Toyosu Residence

Property name		Toyosu Residence	Planned acquisition price (million yen)		6,050
Form of right		Trust beneficiary interest	Trustee		Sumitomo Mitsui Trust Bank, Limited
Location	(Address) 3-5-3 Toyosu, Koto-ku, Tokyo (Lot number) 3-1-43 Toyosu, Koto-ku, Tokyo and one other plot
Land	Form of ownership	Ordinary fixed-term land lease right	Building	Form of ownership	Ownership
	Land use district	Industrial district		Use	Apartment complex, office, and retail store
	Area (m2)	8,818.22		Total floor area (m2)	26,364.53
				Structure/ number of floors	RC, 14F
				Construction completion date	February 28, 2008

Attachment 12.6(2) (Properties to be Sold)

Usage	Property name
Residence-11	Esty Maison Machida
Residence-14	Esty Maison Shinkawasaki
Residence-21	Esty Maison Megurohoncho
Residence-28	Esty Maison Joto
Residence-35	Esty Maison Tenjinhigashi I
Residence-36	Esty Maison Tenjinhigashi II
Residence-37	Esty Maison Shijonishinotoin
Residence-40	Esty Maison Hachiojiminamino
Residence-41	Esty Maison Nishinakajima
Residence-72	Esty Maison Kawaramachi
Residence-106	Esty Maison Shibaura
Residence-109	Esty Maison Tsutsujigaoka

Attachment 2

Articles of Incorporation

Sekisui House Reit, Inc.

Articles of Incorporation

Established on September 2, 2014
Amended on October 16, 2014
Amended on July 28, 2016

Chapter 1  General Provisions

Article 1  Corporate Name

The name of the Investment Corporation in Japanese shall be Sekisui House Reit Toshi Hojin.  In English, the Investment Corporation shall be called Sekisui House Reit, Inc.

Article 2  Purpose

The purpose of the Investment Corporation is to manage its assets principally as an investment in real estates and other assets (as set forth in the Regulation for Enforcement of the Act on Investment Trusts and Investment Corporations (Order of the Prime Minister’s Office No. 129 of 2000, as amended) (the “Regulation for Enforcement of the Investment Trusts Act”)), among the specified assets (the “Specified Assets”) as set forth in Article 2, Paragraph 1 of the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended) (the “Investment Trusts Act”) .

Article 3  Location of Head Office

The head office of the Investment Corporation is in Minato-ku, Tokyo.

Article 4  Method of Public Notice

The Investment Corporation shall publish all public notices in Nihon Keizai Shimbun.

Chapter 2  Investment Unit

Article 5  Total Number of Issuable Investment Units, Etc.

1.	The total number of issuable investment units for the Investment Corporation is ten million (10,000,000) units.
2.	The proportion of the issue price of the investment units to be offered in Japan to the total issue price of the investment units of the Investment Corporation shall be more than fifty hundredths.
3.
The Investment Corporation may solicit persons who subscribe for the investment units it issues within the total number of issuable investment units as stated in Paragraph 1 above and with the approval of the board of directors.  The amount to be paid per unit at the time of issuance of the offered investment units (which means the investment units to be allocated to those who applied for the subscription for such investment units in response to such solicitation) shall be the amount determined and approved by the board of directors as fair amount in light of the assets held by the Investment Corporation (the “Managed Assets”).

Article 6  Redemption of Investment Units upon Request of a Unitholder and Acquisition of Treasury Investment Units

1.	The Investment Corporation shall not redeem any investment units upon request of a unitholder.
2.	The Investment Corporation may acquire its investment units with compensation by agreement with its unitholders.

Article 7  Matters regarding the Handling of Investment Units

Recording and registration in the register of unitholders of the Investment Corporation, procedures for unitholders to exercise their rights and any other procedures and charges relating to the handling of investment units are subject to the laws and regulations, and these Articles of Incorporation, as well as the provisions of the Investment Units Handling Rules prescribed by the board of directors.

Article 8  Minimum Net Asset Value

The Investment Corporation shall hold a minimum net asset value of fifty-million yen (\50,000,000) at all times.

Chapter 3  General Meetings of Unitholders

Article 9  General Meeting of Unitholders

1.
A general meeting of unitholders of the Investment Corporation shall be held within the 23 wards of Tokyo, and shall be convened on July 1, 2018 and onwards without delay, and subsequently be convened on July 1 and onwards every two years without delay.  In addition, the general meetings of unitholders may be held from time to time when it is necessary.

2.
To convene a general meeting of unitholders, the date of such general meeting of unitholders shall be announced in public notice at least two months prior to such date, and a notice shall be issued to each unitholder in writing or by electromagnetic means pursuant to the laws and regulations at least two weeks prior to such date.  However, such public notice is not required in the case where the general meeting of unitholders is held before twenty-five (25) months have elapsed since the last general meeting of unitholders was held in accordance with the provision of the first sentence of the immediately preceding paragraph.

Article 10  Convener

Unless otherwise provided by the laws and regulations, general meetings of unitholders shall be convened by the executive director if there is one executive director, or by one executive director according to the order predetermined by the board of directors if there are two or more executive directors.

Article 11  Chair

The executive director shall chair general meetings of unitholders if there is one executive director, and one executive director shall chair general meetings of unitholders according to the order predetermined by the board of directors if there are two or more executive directors.  If there are no executive directors or all executive directors are unable to do so, one supervisory director shall chair the general meeting of unitholders according to the order predetermined by the board of directors.

Article 12  Record Date

1.
If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 1 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of April in 2018 and subsequently as of the end of April in every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.  In addition to such case, if a general meeting of unitholders is to be held on a day within three months after the immediately preceding Accounting Settlement Day (as defined in Article 45; the same shall apply hereinafter), the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders for such Accounting Settlement Day to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.

2.
Notwithstanding the preceding paragraph, the Investment Corporation may, in accordance with a resolution of the board of directors, make an advance public notice and deem the unitholders recorded or registered or the registered investment unit pledgees in the final register of unitholders on a certain date to be the unitholders or the registered investment unit pledgees who are entitled to exercise their rights.

Article 13  Exercise of Voting Rights by Proxy

1.	Each unitholder is entitled to exercise its voting rights by proxy, who shall be one unitholder with voting rights in the Investment Corporation.
2.
In the case of the preceding paragraph, such unitholders or proxies shall, for each general meeting of unitholders, submit to the Investment Corporation in advance a document evidencing their power of attorney or provide the Investment Corporation by electromagnetic means with the information that should be contained in such document.  Unitholders or proxies who intend to provide the information to be contained in the document evidencing their power of attorney by electromagnetic means shall indicate the Investment Corporation the type and content of the electromagnetic means they will use and obtain written or electromagnetic consent in advance.

Article 14  Exercise of Voting Rights in Writing

1.
A unitholder may exercise its voting rights in writing by stating in a document for the exercise of voting rights (the “Voting Rights Exercise Form”) the necessary matters and submitting the completed Voting Rights Exercise Form to the Investment Corporation by the time set forth by the laws and regulations.

2.	The number of voting rights exercised in writing pursuant to the preceding paragraph shall be included in the number of voting rights of unitholders present.

Article 15  Exercise of Voting Rights by Electromagnetic Means

1.
A unitholder may exercise its voting rights by electromagnetic means by providing the Investment Corporation with the information that is required to be stated in the Voting Rights Exercise Form by electromagnetic means by the time set forth in the laws and regulations, with the consent of the Investment Corporation, in accordance with the provisions of the laws and regulations.

2.	The number of voting rights exercised by electromagnetic means pursuant to the preceding paragraph shall be included in the number of voting rights of unitholders present.

Article 16  Method of Resolution

Unless otherwise provided by the laws and regulations or these Articles of Incorporation, resolutions of a general meeting of unitholders shall be passed with a majority of the voting rights of the unitholders present.

Article 17  Deemed Approval

1.
Unitholders who do not attend a general meeting of unitholders and do not exercise voting rights shall be deemed to approve the proposals for resolution submitted to the general meeting of unitholders (excluding any proposals with purposes that conflict with each other in the case that multiple proposals are submitted).

2.	The number of voting rights of unitholders deemed to approve the proposals for resolution pursuant to the preceding paragraph shall be included in the number of voting rights of unitholders present.

Article 18  Minutes

The minutes of the general meetings of unitholders which describe the outline of the progress of the agenda and the result thereof and other items provided by the laws and regulations shall be prepared.

Article 19  Rules for the General Meetings of Unitholders

Matters regarding the general meetings of unitholders shall be subject to the Rules for the General Meetings of Unitholders prescribed by the board of directors, as well as the laws and regulations and these Articles of Incorporation.

Chapter 4  Organizations other than General Meetings of Unitholders

Article 20  Number of Directors and Composition of the Board of Directors

The Investment Corporation shall have at least one executive director and at least two supervisory directors (at least a number one more than the number of executive directors), and executive directors and supervisor directors (the “Directors”) shall compose the board of directors.

Article 21  Appointment of Directors

Directors shall be appointed by resolution of the general meeting of unitholders.

Article 22  Term of Directors

1.
The term of office of Directors shall be two (2) years after the appointment; provided, however, that this shall not prevent such term from being extended or shortened to the extent permitted by the laws and regulations by resolution of the general meeting of unitholders. The term of office of Directors appointed to fill a vacancy or increase numbers shall be the same as the remaining term of their predecessors or the other Directors still in office.

2.
The resolution concerning the appointment of a Director who is appointed to fill a vacancy shall be effective until the term of office of the incumbent Director who is appointed at the general meeting of unitholders at which such resolution is passed (if the Director is not appointed at such general meeting of unitholders, the last general meeting of unitholders at which the Director is appointed) expires.  However, such term shall not be restricted from being shortened by resolution of the general meeting of unitholders.

Article 23  Convener and Chair of Meeting of the Board of Directors

1.
Unless otherwise provided by the laws and regulations, meetings of the board of directors shall be convened and chaired by the executive director if there is one executive director, or by one executive director according to the order predetermined by the board of directors if there are two or more executive directors.

2.
Convocation notices for meetings of the board of directors are issued to all the Directors at least three days before the date of a meeting of the board of directors.  However, the convocation period may be abridged or the convocation procedures may be omitted, with the agreement of all the Directors.

Article 24  Method of Resolution of Meeting of the Board of Directors

Unless otherwise provided by the laws and regulations or these Articles of Incorporation, resolutions of a meeting of the board of directors shall be passed with a majority of the Directors present, when a majority of the Directors who are entitled to particiapte in the resolution are present.

Article 25  Minutes of the meetings of the Board of Directors

The minutes of the meetings of the board of directors which describe and record the outline of the progress of the agenda and the result thereof and other items provided by the laws and regulations shall be prepared.  The Directors present shall sign, name and seal, or electromagnetically sign such minutes.

Article 26  Rules for the Board of Directors

Matters regarding the board of directors shall be subject to the Rules for the Board of Directors prescribed by the board of directors, as well as the laws and regulations and these Articles of Incorporation.

Article 27  Exemption of Directors from Liabilities to Damages

The Investment Corporation may exempt an Director from its liability under Article 115-6, Paragraph 1 of the Investment Trusts Act, to the extent permitted by the laws and regulations, by resolution of the board of directors in the event that the Director has acted in good faith and without gross negligence in the conduct of duties and that such exemption is considered particularly necessary in light of the details of the facts giving rise to the liability, the status of the execution of the Director’s duties and any other factors.

Article 28  Appointment of Accounting Auditor

Accounting auditors shall be appointed by resolution of the general meetings of unitholders.

Article 29  Term of Accounting Auditor

1.
The term of office of accounting auditors shall be the period up to the closing of the first general meeting of unitholders which is held after the first Accounting Settlement Day that comes after one year has elapsed since such accounting auditor took his/her office.

2.
Unless any other specific resolution is made in the general meetings of unitholders as set forth in the preceding paragraph, the accounting auditors are deemed to be re-appointed in such general meeting of unitholders.

Article 30  Exemption of Accounting Auditors from Liabilities to Damages

The Investment Corporation may exempt an accounting auditor from its liability under Article 115-6, Paragraph 1 of the Investment Trusts Act, to the extent permitted by the laws and regulations, by resolution of the board of directors in the event that the accounting auditor has acted in good faith and without gross negligence in the conduct of duties and that such exemption is considered particularly necessary in light of the details of the facts giving rise to the liability, the status of the execution of the accounting auditor’s duties and any other factors.

Chapter 5  Asset Management

Article 31  Basic Policy of Asset Management

The Investment Corporation shall manage its assets by investing continuously and principally in Real Estates and Other Assets (as defined in Paragraph 1 of Article 32).  The purpose of the Investment Corporation is to achieve mutual growth and prosperity together with all stakeholders such as unitholders and tenant companies, aiming at providing high-quality social capital and maximizing unitholder value through asset management that pursues stable earnings over the medium to long term and steady growth in the Managed Assets.

Article 32  Categories, Purpose and Scope of Target Assets of Asset Management

1.
The Investment Corporation shall invest primarily in real estate, real estate lease rights, surface rights, trust beneficiary rights in trust of the above assets only and issued and outstanding shares of a corporation stipulated in Article 221-2, Paragraph 1 of the Regulation for Enforcement of the Investment Trusts Act (the “Corporation Holding Overseas Real Estate”) (limited to such outstanding shares as acquired in excess of the number obtained by multiplying the total number of such outstanding shares (excluding the shares held by such Corporation Holding Overseas Real Estate) by the ratio set forth in Article 221 of the Regulation for Enforcement of the Investment Trusts Act) (the “Real Estates and Other Assets”)

2.	Besides the Real Estates and Other Assets, the Investment Corporation may invest in the following Specified Assets:
(a)	Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights;
(b)
Equity interests in an agreement where one party makes a financial contribution to another party to manage the Real Estates and Other Assets or the assets listed in the preceding item, and the other party manages that contribution principally as an investment in those assets and distributes profits from such management (“Equity Interests in Silent Partnership on Real Estate”);

(c)	Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate;
(d)
Real estate, real estate lease rights or surface rights under the laws and regulations of a foreign county, or trust beneficiary rights in trust of real estate, real estate lease rights or surface rights or the assets listed in Items (a) to (c) established under the laws and regulations of a foreign country;

(e)
Preferred equity securities (as set forth in the Act on Securitization of Assets (Law No. 105 of 1998, as amended) (the “Asset Securitization Act”) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estates and Other Assets or the assets listed in Items (a) to (d) (the “Real Estate-Related Assets”));

(f)	Beneficiary certificates (as set forth in the Investment Trusts Act) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets);
(g)	Investment securities (as set forth in the Investment Trusts Act) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets);

(h)
Beneficiary certificates of a specified purpose trust (as set forth in the Asset Securitization Act) (excluding the Real Estates and Other Assets, the assets falling under Item (a) or (c) and the assets listed in Item (d) which are to be invested in the Real Estates and Other Assets or the assets listed in Item (a) or (b)) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets);

(i)
Assets of the same nature as those listed in Item (e) or (h) established under the laws and regulations of a foreign country (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets);

(j)	Deposits;
(k)	Call loans;
(l)	Monetary claims (excluding the assets listed in Item (j) or (k));
(m)	National government bonds;
(n)	Municipal bonds;
(o)	Debentures issued by a corporation pursuant to a special act (as set forth in the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “FIEA”);
(p)	Specified bond certificates as set forth in the Asset Securitization Act;
(q)	Bond certificates;
(r)
Share certificates (including those of a corporation under the laws and regulations of a foreign country; limited to those the purpose of which is to substantially invest in the Real Estate-Related Assets or those to be acquired incidental to or in relation to an investment in the Real Estate-Related Assets; and excluding those of a Corporation Holding Overseas Real Estate as set forth in Paragraph 1);

(s)
Beneficiary certificates of a bond investment trust (which are beneficiary certificates of a securities investment trust as set forth in the Investment Trusts Act which are intended to be managed as an investment in the assets, etc. listed in Item (m), (n), (q), (u) or (v));

(t)	Investment corporation bond certificates as set forth in the Investment Trusts Act;
(u)	Commercial papers;
(v)	Negotiable certificates of deposit issued by a foreign corporation;
(w)	Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as investment in the assets as set forth in Items (j) to (v);
(x)	Assets of the same nature as those listed in the preceding item that were established under the laws and regulations of a foreign country;
(y)
Rights related to derivatives transactions (as set forth in the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000, as amended) (the “Investment Trusts Act Enforcement Order”); and

(z)	Renewable energy power generation facilities (as set forth in Article 3, Item 11 of the Investment Trusts Act Enforcement Order).

3.	In addition to the Specified Assets as set forth in Paragraphs 1 and 2 above, the Investment Corporation may invest in the following assets:
(a)	Trademark rights, or exclusive rights to use or non-exclusive rights to use therefor as set forth in the Trademark Act (Act No. 127 of 1959, as amended);
(b)
Right to use the source of hot springs as set forth in the Hot Springs Act (Act No. 125 of 1948, as amended); rights to use hot springs as set forth in the Sightseeing Facility Estate Mortgage Act (Act No. 91 of 1968, as amended) and the hot-spring rights (onsen-ken) or the rights to use hot springs (onsen riyo-ken) admitted under customary law; and facilities and the like related to such hot springs;

(c)
Carbon dioxide equivalent quota provided for in the Act on Promotion of Global Warming Countermeasures (Act No. 117 of 1998, as amended) or other quota similar thereto or emission right (including emission right concerning greenhouse gases);

(d)
Movables as set forth in the Civil Code (Act No. 89 of 1896, as amended) (the “Civil Code”), such as facilities, equipment, and other items attached to the Real Estate-Related Assets (excluding those set forth in Item (z) of Paragraph 2 of Article 32);

(e)	Copyrights and other similar rights as set forth in the Copyright Act (Act No. 48 of 1970, as amended);
(f)
Equity interests in a partnership under the Civil Code (limited to those established by investing real estates, real estate lease rights or surface rights and the purpose for which is  lease, operation or management thereof);

(g)	Easements;
(h)	Specified equity as set forth in the Asset Securitization Act;
(i)	Status of member of limited liability companies as set forth in the Companies Act (Act No. 86 of 2005, as amended);
(j)
Status of contributor of funds for a general incorporated association (including claim for refund of the funds) as set forth in the Act on General Incorporated Associations and General Incorporated Foundations (Act No. 48 of 2006, as amended);

(k)	Trust beneficiary rights in trust of the assets listed in Items (a) to (j) as trust assets;
(l)	Rights related to various insurance contracts;
(m)	Assets of the same nature as those listed in Items (f), and (h) to (l), established under the laws and regulations of a foreign country; and
(n)
Other assets obtainable under the rules of financial instruments exchanges or other similar organizations, which are necessary or useful for management of the Real Estate-Related Assets held by the Investment Corporation.

4.
With respect to the Rights That Must Be Indicated on Securities as set forth in Article 2, Paragraph 2 of the FIEA, if no such securities indicating rights have been issued, such rights shall be regarded as such securities and Paragraphs 1 to 3 shall apply.

Article 33  Investment Policy

1.
The Investment Corporation shall position non-residential, business purpose real estates that are used mainly as office buildings, retail properties or hotels, etc. (the “Commercial Properties”) as its central investment target.

2.	The investment area of the Commercial Properties shall be mainly in Japan but the Investment Corporation may invest overseas.
3.
The main geographical areas for investment of the Commercial Properties in Japan shall be the Three Major Metropolitan Areas (which collectively refers to Greater Tokyo, Osaka Area and Nagoya Area) centering on the 23 wards of Tokyo, Osaka City and Nagoya City.  The main geographical areas for investment of the overseas Commercial Properties are Singapore, Australia and the U.S., as well as other countries and regions where the population and economy are expected to grow.

Article 34  Investment Restrictions

1.
The Investment Corporation shall invest in monetary claims and securities (excluding those falling under the Real Estate-Related Assets), focusing on the safety and redeemability, and shall not make investments only in pursuit of profits from active investment.

2.
The Investment Corporation shall make investments in the rights related to derivatives transactions as set forth in Item (y) of Paragraph 2 of Article 32 only for the purpose of hedging exchange risk, price fluctuation risk, interest rate risk and other risk factors arising from the Managed Assets or liabilities of the Investment Corporation.

3.
The Investment Corporation shall manage assets so that seventy-five hundredths or more of the total amount of the Specified Assets held by the Investment Corporation is made up of specified real estate (real estate, real estate lease rights or surface rights, or trust beneficiary rights in trust of ownership of real estate, land lease rights or surface rights from Specified Assets acquired by the Investment Corporation).

Article 35  Reinvestment of Proceeds, Etc.

The Investment Corporation may appropriate proceeds from sales of the Managed Assets, interests, dividends and redemption money on securities, interest, etc., trust dividends, profit distributions from Equity Interests in Silent Partnership, rent income from the Real Estates and Other Assets and any other proceeds, as well as leasehold deposit and tenant security deposit, to investment or reinvestment.

Article 36  Purpose and Scope of Lending of Portfolio Assets

1.
In principle, the Investment Corporation shall lease the real estates within the Managed Assets (including underlying real estates of the Real Estate-Related Assets) for the purpose of securing mid- to long-term and stable income.

2.
In leasing the real estates, the Investment Corporation may receive leasehold deposit or tenant security deposit or other similar money, and shall manage such received money in accordance with Articles 31, 34 and 35.

3.	The Investment Corporation may lend the Managed Assets other than the real estates (including underlying real estates of the Real Estate-Related Assets).

Chapter 6  Asset Evaluation

Article 37  Principles for Evaluating Assets

The Investment Corporation shall evaluate the Managed Assets in accordance with the generally accepted corporate accounting standards and practices.  In evaluation of the Managed Assets, the Investment Corporation shall comply with the general principal of consistency in order to ensure the reliability of the evaluation results, and carry out its business appropriately and faithfully for the interest of unitholders.

Article 38  Asset Evaluation Record Date

The asset evaluation record date for the Investment Corporation shall be each Accounting Settlement Day set forth in Article 45.  However, the record date for securities (excluding those in which the Investment Corporation has invested with the intention to hold to maturity) and other Specified Assets that can be evaluated using the value based on the market value shall be the end of every month.

Article 39  Method of and Standards for Asset Evaluation

The method of and standards for asset evaluation of the Investment Corporation shall be determined by the type of the Managed Asset, and shall be as follows as a general rule.
(a)
Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

To be evaluated by subtracting the accumulated depreciation from the acquisition price.  The amount of depreciation for buildings and equipment is calculated using the straight line method.  However, the calculation method may be changed if such calculation method as employed by the Investment Corporation is believed to be inappropriate on justifiable grounds and if it is reasonably believed that such change will cause no harm in terms of investor protection.

(b)
Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those only in trust of real estate, real estate lease rights and surface rights established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

Real estate, real estate lease rights and surface rights as the trust assets are evaluated by subtracting the accumulated depreciation from the acquisition price.  The amount of depreciation for buildings and equipment is calculated using the straight line method.  However, the calculation method may be changed only when the calculation in the straight line method becomes inappropriate on justifiable grounds and if it is reasonably believed that such change will cause no harm in terms of investor protection.  Financial assets and liabilities contained in the trust assets are evaluated in accordance with the generally accepted corporate accounting standards and practices.  Trust beneficiary rights are then evaluated by subtracting the total amount of trust liabilities from the total amount of trust assets to obtain the amount equivalent to the share of the trust beneficiary rights.
(c)
Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32:

Real estate, real estate lease rights and surface rights as the trust assets are evaluated in accordance with Item (a).  Financial assets and liabilities contained in the trust assets are evaluated in accordance with the generally accepted corporate accounting standards and practices.  Trust beneficiary rights of such trust are then evaluated by subtracting the total amount of trust liabilities from the total amount of trust assets to obtain the amount equivalent to the share of the trust beneficiary rights.
(d)
Equity Interests in Silent Partnership on Real Estate as set forth in Item (b) of Paragraph 2 of Article 32; and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

Real estate, real estate lease rights and surface rights as the assets of silent partnership are evaluated in accordance with Item (a).  Financial assets and liabilities contained in the assets of silent partnership are evaluated in accordance with the generally accepted corporate accounting standards and practices.  Equity Interests in Silent Partnership are then evaluated by subtracting the total amount of liabilities from the total amount of assets to obtain the net asset value of the silent partnership that is equivalent to the Investment Corporation’s equity interest in such silent partnership.

(e)
Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32:

Equity Interests in Silent Partnership as the assets of the trust assets are evaluated in accordance with Item (d).  Financial assets and liabilities are evaluated in accordance with the generally accepted corporate accounting standards and practices and then are evaluated by subtracting the total amount of trust liabilities from the total amount of trust assets to obtain the amount equivalent to the share of the trust beneficiary rights.
(f)	Securities (including share certificates of the Corporation Holding Overseas Real Estate as set forth in Paragraph 1 of Article 32, and excluding those listed in each of the preceding Items):
(i)
Securities listed on the financial products exchange, OTC securities, and other securities listed in Article 6, Paragraph 1, Item 3 of the Regulations on Accounting of Investment Corporations (Cabinet Office Order No. 47 of 2006, as amended) (the “Investment Corporations Accounting Regulations”):
To be evaluated by market value (the amount calculated based on the published closing price or an equivalent amount produced in a reasonable calculation method).

(ii)	Other Securities: To be evaluated in accordance with the generally accepted corporate accounting standards and practices and/or other Investment Corporations Accounting Regulations.
(g)	Monetary claims as set forth in Item (l) of Paragraph 2 of Article 32:
To be evaluated by subtracting the allowance for bad debts calculated in accordance with the estimated cost of bad debts from the acquisition price.  However, if such monetary claims are acquired for a price higher or lower than the value of such claim, when the difference between the acquisition price and the value of such claim is considered as rate adjustment, the monetary claims are evaluated by subtracting the allowance for bad debts from the amount calculated on an amortized cost basis.
(h)	Rights related to derivatives transactions as set forth in Item (y) of Paragraph 2 of Article 32:

(i)	Claims and debts produced as a result of transactions of derivatives listed on the financial instruments exchange:
To be evaluated with a price calculated based on the closing price of the relevant financial instruments exchange.  If no closing price is provided on such day, the amount calculated based on the closing price of the day immediately preceding such day will be used.
(ii)	Claims and debts produced as a result of transactions of unlisted and unquoted derivatives on the financial instruments exchange:
To be evaluated with a price calculated in a reasonable manner as a price equivalent to the market price.  If it is believed that calculation of the fair evaluation amount is extremely difficult, the evaluation will be performed based on the acquisition value.  However, hedge accounting is applicable to transactions recognized as hedge transactions in accordance with the generally accepted corporate accounting standards and practices.  Special accounting method for interest rate swaps is applicable to transactions satisfying the requirements for the special accounting method for interest rate swaps as set forth in the accounting standards for financial instruments.
(i)	Others:
If the evaluation of an asset is not set forth in the above items, the asset is evaluated, by each type of assets, as the amount that should be affixed using the evaluation regulations of the Investment Trusts Association, Japan (the “JITA”) or the generally accepted corporate accounting standards and practices.

Article 40  Value in Securities Registration Statements, Securities Reports and Asset Management Reports

If making evaluations in a way that differs from the methods set forth in Article 39 for the purposes of recording a value in a securities registration statement, securities report and asset management report, etc., evaluations shall be made in the following way.
(a)
Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; those under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and those held by the Corporation Holding Overseas Real Estate as set forth in Paragraph 1 of Article 32:

In principle, to be evaluated as the amount calculated from the appraisal by a real property appraiser (if such assets are in any foreign currency, the amount converted into JPY).

(b)
Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights only in trust of real estate, real estate lease rights or surface rights established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32:

The trust assets which are real estate, real estate lease rights and surface rights are evaluated, in principle, as the amount produced from the appraisal by the real property appraiser (if such assets are in any foreign currency, the amount converted into JPY), and trust assets which are financial assets or liabilities are evaluated in accordance with the generally accepted corporate accounting standards and practices. Trust beneficiary rights are then evaluated by subtracting the total amount of trust liabilities from the total amount of trust assets to obtain the amount equivalent to the share of the trust beneficiary rights.
(c)
Equity Interests in Silent Partnership on Real Estate as set forth in Item (b) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32; and Equity Interests in Silent Partnership on Real Estate established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in the Equity Interest in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32:

Real estate, real estate lease rights and surface rights which are underlying assets of silent partnership are evaluated following the preceding Item.  Financial assets and liabilities which are underlying assets of silent partnership are evaluated in accordance with the generally accepted corporate accounting standards and practices.  Equity Interests in Silent Partnership are then evaluated by subtracting the total amount of liabilities for such silent partnership from the total amount of assets therefor to obtain the net asset value of the silent partnership that is equivalent to the Investment Corporation’s equity interest in such silent partnership.  Equity Interests in Silent Partnership which are trust assets are evaluated in accordance the first sentence of this Item, and the financial assets and liabilities are evaluated in accordance with the generally accepted corporate accounting standards and practices, and then are evaluated with the amount calculated by subtracting the total amount of liabilities from the total amount of assets to obtain the amount equivalent to the share of the trust beneficiary rights of such trust.

Chapter 7  Borrowings and Issuance of Investment Corporation Bonds

Article 41  Purpose of Borrowings and Issuance of Investment Corporation Bonds

The Investment Corporation may make borrowings from qualified institutional investors as set forth in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors specified by Article 67-15 of the Special Taxation Measures Law (Law No. 26 of 1957, as amended)) (the “Special Taxation Measures Law”) or issue investment corporation bonds (including short-term investment corporation bonds; the same shall apply hereinafter), in order to use the funds for such purpose as set forth in the following Article, aiming at steady growth in the Managed Assets and realization of efficient and safe management.

Article 42  Use of Borrowings and Funds Raised by Issuance of Investment Corporation Bonds

Subject to the provisions of the laws and regulations, the Investment Corporation shall spend the borrowings and funds raised by the issuance of investment corporation bonds by acquiring assets, making repairs, repaying tenant leasehold deposit and tenant security deposit, paying distributions, paying the Investment Corporation’s expenses or repaying debts (including fulfillment of borrowings and investment corporation bond debts).

Article 43  Limits for Borrowings and Issuance of Investment Corporation Bonds

Borrowings and issuance of investment corporation bonds shall be limited to one trillion (1,000,000,000,000) yen respectively and the aggregate amount thereof shall not exceed one trillion (1,000,000,000,000) yen.

Article 44  Provision of Collateral

When making borrowings or issuing investment corporation bonds, the Investment Corporation may provide the Managed Assets as collateral.

Chapter 8  Calculation

Article 45  Business Term and Accounting Settlement Day

The business term of the Investment Corporation shall be from May 1 to the last day of October, and from November 1 to the last day of April in the following year, each year (the last day of each business term is hereinafter referred to as the “Accounting Settlement Day”).

Article 46  Cash Distribution Policies

The Investment Corporation shall, in principle, pay distributions based on the following policies.

1.	Method for calculating total amount of money to be distributed to unitholders
(a)
The Investment Corporation’s profits (the “Distributable Amount”) shall be calculated by subtracting (i) the sum of the total unitholders’ capital and the capital surplus (the total unitholders’ capital and the like) from (ii) the net asset value produced by subtracting the total amount of liabilities from the total amount of assets on the balance sheet as of the Accounting Settlement Day, in accordance with the generally accepted corporate accounting standards and practices.

(b)
The Investment Corporation shall distribute the amount which is in excess of an amount equivalent to ninety hundredths (if the calculation of this amount is changed pursuant to revisions of the laws and regulations, etc., such revised amount) of the distributable income amount of the Investment Corporation as stipulated in Article 67-15, Paragraph 1 of the Special Taxation Measures Law.  The Investment Corporation may save, reserve or otherwise dispose of, long-term reserves for repair, reserves for distributions, and other similar reserves and provisions, as well as other amounts, that are deemed necessary to maintain or improve the value of the Managed Assets.  However, this shall not apply if any tax loss arises or there is no profit for tax purposes due to carry-over of such losses, and the amount reasonably determined by the Investment Corporation shall apply instead.

2.	Cash distributions in excess of profits
If the Investment Corporation deems it appropriate in light of the economic conditions, trend of real estate market and lease market, or if it serves to mitigate its burden of taxation such as corporate tax, the Investment Corporation may make cash distributions to unitholders in the amount determined by the Investment Corporation itself as cash in excess of profits.  Any amount distributed to unitholders in excess of profits shall be first deducted from the capital surplus, and the remainder then subtracted from the total unitholders’ capital.

Article 47  Method of Cash Distribution

The Investment Corporation shall pay cash distributions to unitholders and registered unitholder pledgees recorded or registered on the final register of unitholders as of the Accounting Settlement Day in proportion to the number of units held, or the number of units intended for registered unitholder pledge. The Investment Corporation shall make such distributions within three months of the Accounting Settlement Day as a general rule.

Article 48  Limitation of Cash Distribution

The Investment Corporation is relieved of its duty to pay any cash distributions to a unitholder if three full years have passed from the day of commencing payments without being received by the unitholder.  No interest will accumulate on any unpaid cash distributions.

Article 49  JITA Regulations

The Investment Corporation shall comply with these Articles of Incorporation and the JITA’s rules and regulations with regards to distribution of money.

Chapter 9  Fees

Article 50  Standards for Fee Payment to Asset Management Company

Standards for the amount or payment of the management fees payable by the Investment Corporation to the asset management company to which the Investment Corporation entrusts management of its assets (the “Asset Management Company”) shall be as set forth in Appendix that forms part of these Articles of Incorporation.

Article 51  Standards for Fee Payment to Executive Directors and Supervisory Directors

The Investment Corporation shall pay fees to each executive director monthly by the last day of the relevant month in an amount determined by the board of directors in light of general trends of price and wage and the like, that is no more than 1,000,000 yen per month.  Further, the Investment Corporation shall pay fees to each supervisory director monthly by the last day of the relevant month in an amount determined by the board of directors in light of general trends of price and wage and the like, that is no more than 500,000 yen per month.

Article 52  Standards for Fee Payment to Accounting Auditor

The Investment Corporation shall pay fees to the accounting auditor in an amount determined by the board of directors that is no more than 20 million yen for each Accounting Settlement Day subject to audit, by the last day of February and August each year for the period of six months up to such day, through bank transfer to an account designated by the accounting auditor.

Chapter 10  Entrustment of Business and Administration

Article 53  Entrustment of Business and Administration

1.
The Investment Corporation entrusts the Asset Management Company with services related to the management of its assets pursuant to Article 198 of the Investment Trusts Act, and entrusts the asset custody company with services related to the custody of its assets pursuant to Article 208 of the Investment Trusts Act.

2.
The Investment Corporation entrusts administrative services other than those related to the management and custody of its assets, as set forth in Article 117 of the Investment Trusts Act, to a third party determined by the board of directors, as necessary.

Chapter 11  Supplementary Provisions

Article 54  Consumption Tax and Local Consumption Tax

The Investment Corporation may assume consumption tax, local consumption tax and other similar taxes imposed on taxable items under the Consumption Tax Act (Act No. 108 of 1988, as amended) (the “Consumption Tax, Etc.” in this Article) among costs and expenses pertaining to the management of the Managed Assets and other costs and expenses payable by the Investment Corporation.  In this case, the Investment Corporation shall pay the amount equivalent to the Consumption Tax, Etc. in addition to the other amount of the taxable items.  Unless otherwise specified, all the amounts described in these Articles of Incorporation are exclusive of the Consumption Tax, Etc.

Appendix: Management Fee to Asset Management Company

Established on September 2, 2014
Amended on October 16, 2014
Amended on July 28, 2016

Appendix

Management Fee to Asset Management Company

Followings are the calculation methods and the timing for the payment of the management fee to be paid to the Asset Management Company.  The Investment Corporation shall pay such fees and the amount equivalent to the consumption tax and local consumption tax thereon to a bank account designated by the Asset Management Company by means of transfer (the Investment Corporation shall bear the bank transfer fee and the consumption tax and local consumption tax thereon).

1.          Management Fee I (Ongoing Operational and Management Fee I)
Management Fee I shall be calculated by multiplying (i) the total net assets of the Investment Corporation on the balance sheet (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act) for the latest Accounting Settlement Day by (ii) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.5% per annum), on a per diem basis.  In this calculation method, the actual number of days in the relevant business term shall be assumed to be 365 days in a year and any fraction less than one yen shall be rounded down.

2.          Management Fee II (Ongoing Operational and Management Fee II)
Management Fee II for each business term shall be (i) the distributable amount before deduction of Management Fee II for the relevant business term of the Investment Corporation (i.e., the amount of the net profit for the period before tax on the profit and loss statement (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act; the same shall apply hereinafter) plus the amount of Management Fee II for the business term, after a loss carried forward is compensated, if any) divided by (ii) the total number of issued and outstanding units as of the Accounting Settlement Day of the relevant business term, and multiplied by (iii) (a) the operating profits before deduction of Management Fee II (i.e., the amount of the operating profits on the profit and loss statement plus the amount of Management Fee II for the business term) and (b) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.004%).  In this calculation method, any fraction less than one yen shall be rounded down, and divisions shall be done at the end of the calculation, and the lower limit shall be zero yen.

Appendix

3.          Management Fee III (Acquisition Fee)
Management Fee III shall be calculated by multiplying (i) the trading value for the acquisition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of acquisition from any interested party as set forth in the “Rules for Transactions with Interested Parties” of the Asset Management Company, such rate shall be up to 0.25%), any fraction less than one yen being rounded down.

4.          Management Fee IV (Disposition Fee)
Management Fee IV shall be calculated by multiplying (a) the trading value for the sale of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (b) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of sale to any interested party as set forth in “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no disposition fee), any fraction less than one yen being rounded down.

5.          Timing of Payment of Management Fee
Management Fee I and Management Fee II shall be paid within three months from the Accounting Settlement Day of the relevant business term of the Investment Corporation.
Management Fee III shall be paid on or before the last day of the following month of the month in which the Investment Corporation has acquired the relevant asset.
Management Fee IV shall be paid on or before the last day of the following month of the month in which the Investment Corporation has sold the relevant asset.

Attachment 3-1

Sekisui House REIT, INC.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)

Outline of asset management operation
Financial Statements
Balance Sheet
Statement of Income and Retained Earnings
Statement of Changes in Net Assets
Statement of Cash Distributions
Statement of Cash Flows
Notes to Financial Statements

Outline of asset management operation

1.	Developments in Asset Management in the Fiscal Period under Review
(1)	Brief History of the Investment Corporation
Sekisui House Reit, Inc. (“SHR”), that has as its sponsor Sekisui House, Ltd. (“Sekisui House”), one of the leading homebuilders in Japan with an established development and management track record also in the property development business, was established on September 8, 2014 and is listed on the Real Estate Investment Trust Section of the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) on December 3, 2014 (securities code: 3309).
SHR’s policy is to conduct asset management that seeks to secure stable earnings over the medium to long term and steady growth of its investment assets, mainly by investing in commercial properties (Note 1), in particular commercial properties which are situated in strategic locations or are of a high quality (referred to by SHR as prime properties) positioned as its core investment targets.
Based on the policy described above, SHR acquired three properties (with an aggregate acquisition price (Note 2) of 114,300 million yen) on December 3, 2014, the day it was listed, and thereafter began managing them. After acquiring a property (with an acquisition price of 38,600 million yen) on May 19, 2015, SHR acquired three additional properties (with an aggregate acquisition price of 26,650 million yen), one of which is an additional portion of a property part of which is already owned by SHR on May 24, 2016. Thereafter, on May 24, 2017, SHR acquired two additional properties (with an aggregate acquisition price of 21,200 million yen), both of which are additional portions of properties part of which are already owned by SHR. As of October 31, 2017 (the end of the fiscal period under review), SHR owns six properties (with an aggregate acquisition price of 200,750 million yen) as its investment assets.
(Note 1)
“Commercial properties” refer to real estate mainly used for business purposes other than for residence, such as office buildings, retail properties and hotels. Residential properties include student dormitories, company housing and serviced housing for the elderly. The same shall apply hereinafter.

(Note 2)
“Acquisition price” is the sale and purchase price stated in the sale and purchase agreement for each of the owned assets (excluding consumption tax and local consumption tax, as well as commission and various other expenses; rounded down to the nearest million yen). The same shall apply hereinafter.

(2)	Management Environment and Management Performance
Management Environment
During the fiscal period under review, amid a moderate recovery of private consumption backed by improvements in employment and income levels, corporate earnings have continued to improve. This has enabled the Japanese economy to continue on a trend of moderate recovery.
In the real estate transaction market, competition for property is still overheated. Amid strong investor appetite for property acquisition as a result of sustained low vacancy rates, a nearly unchanged financing environment, and the like, high-quality properties remain in short supply; accordingly, cap rates continue to be below.
As for the office leasing market, as a result of firm and sustained demand, vacancy rates are currently experiencing a moderate decline in regional major cities as well as in central Tokyo.
With regard to the environment surrounding retail properties, according to the Outlook for Economic Activity and Prices (October 2017) released by the Bank of Japan, sales figures of department stores have picked up. Sales in supermarkets across Japan have also been on a gradual uptrend. Furthermore, sales of convenience stores in Japan are continuing on an upward trajectory. In line with these trends, improvements in private consumption have solidified. In light of these movements, demand for new store openings has remained firm and rent levels have remained steady across the country.
The hotel market remains favorable. The number of foreign tourists visiting Japan is still increasing: from July to September 2017, the number of foreign tourists to Japan totaled around 7.44 million, representing an 18.8% quarter-on-quarter increase as compared to the previous year. In addition, the average hotel-occupancy rates in major cities across Japan have stayed high, and have exceeded occupancy levels in the same period of the previous year.

　Management Performance
On May 24, 2017, SHR acquired real estate trust beneficiary interests as assets in trust for Garden City Shinagawa Gotenyama (the 3rd portion acquired) (Shinagawa-ku, Tokyo; acquisition price: 4,000 million yen) and Hommachi Garden City (Hotel portion) (Chuo-ku, Osaka-shi, Osaka; acquisition price: 17,200 million yen.). As a result, the assets held by SHR as of the end of the fiscal period under review are six properties with an aggregate acquisition price of 200,750 million yen and total leasable area of 112,032.96m2. In addition, of the six properties, master lease agreements with Sekisui House as lessee have been executed for five properties and a long-term lease agreement with one tenant as lessee has been executed for one property, resulting in occupancy rate as of the end of the fiscal period under review of 100.0%.

(3)	Overview of Fund Procurement
a. Issuance of New Investment Units
During the fiscal period under review, SHR issued new investment units through the public offering (of 71,400 units) on May 24, 2017, and issued additional new investment units by way of third-party allotment (of 3,600 units) on June 12 of the same year. As a result, as of the end of the fiscal period under review, unitholders’ capital is 110,189 million yen and the total number of investment units issued and outstanding is 969,000 units.

b. Borrowings and Issuance of Investment Corporation Bonds
For the acquisition of the aforementioned real estate trust beneficiary interests (relating to two underlying properties), SHR procured short-term loans in the total amount of 7,600 million yen on May 24, 2017 to use as funds for acquisitions and related expenses. As for its short-term loans, SHR also made early partial repayments of 3,500 million yen with (i) proceeds from its issuance of new investment units by way of the third-party allotment conducted on June 12, 2017 and its cash on hand on June 15, 2017, (ii) proceeds from its issuance of investment corporation bonds on July 13, 2017 at a total issue amount of 3,000 million yen (which is the second such issuance for SHR) and its cash on hand on July 14, 2017. The remaining short-term loans of 4,100 million yen were refinanced to long-term loans on August 31, 2017. SHR has worked to diversify the repayment dates of its debts, extend the term of its debts and change part of the interest rates of its debts to fixed rates.
As a result, as of the end of the fiscal period under review, the balance of interest-bearing liabilities is 84,400 million yen and the ratio of total interest-bearing liabilities to total assets (“LTV (total assets basis)”) is 40.7%.

c. Credit Rating
The following table sets forth the rating status of SHR as of the end of the fiscal period under review.
Credit Rating Agency	Rating Type
Japan Credit Rating Agency, Ltd. (JCR)	Long-term issuer rating: AA− Rating outlook: Stable
Japan Credit Rating Agency, Ltd. (JCR)	Bond rating: AA−

(4)	Overview of Business Performance and Distributions
Results in the fiscal period under review are operating revenue of 4,580 million yen (an increase of 10.5% over that of the previous fiscal period), operating income of 2,987 million yen (an increase of 10.5% over that of the previous fiscal period) and ordinary income of 2,626 million yen (an increase of 10.3% over that of the previous fiscal period), resulting in net income of 2,625 million yen (an increase of 10.3% over that of the previous fiscal period). In addition, concerning distributions, the decision has been made to distribute the entire amount of unappropriated retained earnings (excluding the portion in respect of which distribution per investment unit is less than 1 yen), with the intention of having the maximum amount of distribution of earnings included in deductible expenses based on the application of special tax treatment for investment corporations (Article 67-15 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended)). As a result, the distribution per investment unit is 2,710 yen (an increase of 1.8% over that of the previous fiscal period).

2.	Status of Capital Increase, etc.
The following table sets forth the increase(/decrease) in unitholders’ capital and the total number of investment units issued and outstanding since the establishment of SHR through to the end of the fiscal period under review.
Date	Event	Unitholders’ capital (million yen)		Total number of investment units issued and outstanding (units)		Note
		Increase (Decrease)	Balance	Increase (Decrease)	Balance
September 8, 2014	Private placement for incorporation	200	200	2,000	2,000	(Note 1)
December 2, 2014	Public offering	63,690	63,890	600,000	602,000	(Note 2)
December 24, 2014	Third-party allotment	3,184	67,074	30,000	632,000	(Note 3)
May 19, 2015	Public offering	19,673	86,748	154,200	786,200	(Note 4)
June 12, 2015	Third-party allotment	995	87,743	7,800	794,000	(Note 5)
May 24, 2016	Public offering	11,706	99,450	95,200	889,200	(Note 6)
June 21, 2016	Third-party allotment	590	100,040	4,800	894,000	(Note 7)
May 24, 2017	Public offering	9,661	109,702	71,400	965,400	(Note 8)
June 12, 2017	Third-party allotment	487	110,189	3,600	969,000	(Note 9)
(Note 1) New investment units were issued at an offer price of 100,000 yen per unit upon the establishment of SHR on September 8, 2014.
(Note 2) New investment units were issued at an offer price of 110,000 yen (with the issue price being 106,150 yen) per unit through a public offering to procure funds for the acquisition of new properties.
(Note 3) New investment units were issued at an issue price of 106,150 yen per unit by way of third-party allotment and proceeds thereof were intended to use to make part repayment of loans. Out of proceeds from the issuance of new investment units, a portion was allocated for partial repayment of loans and the remaining was allocated to fund part of the acquisition cost of a new property.
(Note 4) New investment units were issued at an offer price of 131,917 yen (with the issue price being 127,587 yen) per unit through a public offering to procure funds for the acquisition of a new property.
(Note 5) New investment units were issued at an issue price of 127,587 yen per unit by way of third-party allotment and proceeds thereof were intended to use to make part-repayment of loans or as part of future acquisition funds for specified assets.
(Note 6) New investment units were issued at an offer price of 127,140 yen (with the issue price being 122,967 yen) per unit through a public offering to procure funds for the acquisition of new properties.
(Note 7) New investment units were issued at an issue price of 122,967 yen per unit by way of third-party allotment and proceeds thereof were intended to use to make future part-repayment of loans or as part of future acquisition funds for specified assets.
(Note 8) New investment units were issued at an offer price of 139,912 yen (with the issue price being 135,320 yen) per unit through a public offering to procure funds for the acquisition of new properties.
(Note 9) New investment units were issued at an issue price of 135,320 yen per unit by way of third-party allotment, with the proceeds thereof intended to be used for the partial repayment of the short-term loans that had been taken up to finance the acquisition of the new properties.

[Changes in Market Price of Investment Securities]

The following table sets forth the fiscal period high and low (closing price) on the Tokyo Stock Exchange Real Estate Investment Trust Section on which SHR investment securities are listed.
Fiscal period	2nd fiscal period From: May 1, 2015 To: Oct. 31, 2015	3rd fiscal period From: Nov. 1, 2015 To: Apr. 30, 2016	4th fiscal period From: May 1, 2016 To: Oct. 31, 2016	5th fiscal period From: Nov. 1, 2016 To: Apr. 30, 2017	6th fiscal period From: May 1, 2017 To: Oct. 31, 2017
High (yen)	142,500	133,500	157,900	153,900	146,400
Low (yen)	111,400	116,700	125,800	138,000	125,900

3.	Performance of Distribution, etc.
Distribution per unit for the fiscal period under review (that is, the 6th fiscal period) is 2,710 yen. The policy is to distribute almost the entire amount of unappropriated retained earnings with the intention of applying the special treatment of corporation tax under which the amount equivalent to distribution of earnings is deductible from the taxable income of investment corporations as deductible expenses (Article 67-15 of the Act on Special Measures Concerning Taxation).
Fiscal period	2nd fiscal period From: May 1, 2015 To: Oct. 31, 2015	3rd fiscal period From: Nov. 1, 2015 To: Apr. 30, 2016	4th fiscal period From: May 1, 2016 To: Oct. 31, 2016	5th fiscal period From: Nov. 1, 2016 To: Apr. 30, 2017	6th fiscal period From: May 1, 2017 To: Oct. 31, 2017
Total amount of unappropriated retained earnings (thousand yen)	1,951,805	1,967,034	2,321,003	2,381,018	2,626,016
Amount of accumulated earnings (thousand yen)	153	296	179	296	26
Total amount of cash distribution (thousand yen)	1,951,652	1,966,738	2,320,824	2,380,722	2,625,990
[Distribution per unit] (yen)	[2,458]	[2,477]	[2,596]	[2,663]	[2,710]
Total amount of distribution of earnings out of the total amount of cash distribution (thousand yen)	1,951,652	1,966,738	2,320,824	2,380,722	2,625,990
[Distribution of earnings per unit] (yen)	[2,458]	[2,477]	[2,596]	[2,663]	[2,710]
Total amount of refund of investment in capital out of the total amount of cash distribution (thousand yen)	－	－	－	－	－
[Amount of refund of investment in capital per unit] (yen)	[－]	[－]	[－]	[－]	[－]
Total distribution amount from reserve for temporary difference adjustments out of total amount of refund of investment in capital (thousand yen)	－	－	－	－	－
[Distribution amount from reserve for temporary difference adjustments per unit out of amount of refund of investment in capital per unit] (yen)	[－]	[－]	[－]	[－]	[－]
Total distribution amount from distribution reducing unitholders’ capital for tax purpose out of total amount of refund of investment in capital (thousand yen)	－	－	－	－	－
[Distribution amount from distribution reducing unitholders’ capital for tax purpose out of amount of refund of investment in capital per unit] (yen)	[－]	[－]	[－]	[－]	[－]

4.	Future Management Policy
(1)	Future Trends Outlook
Looking ahead, the Japanese economy is expected to recover moderately, supported by the effects of various economic policies, under circumstances where employment rates and income levels continue rising, according to the Monthly Economic Report (November 2017) released by the Cabinet Office.
Notwithstanding this, we have to be mindful of the impact of economic uncertainties overseas, such as the policies adopted by the U.S. government, issues involving North Korea, and fluctuations in global financial and capital markets.
In the office leasing market, although the impact of possible future mass supply in the Tokyo area requires close attention, firm demand, backed by sustained strong corporate earnings, is expected to continue, including in regional cities.
As to the real estate market, as long as there is no environmental changes that cause a shift to risk avoidance trends in the Japanese and overseas financial markets, the cap rate is likely to remain low for the time being.
The hotel market will likely continue to see sustained high occupancy rates, supported by the expected increase in foreign tourists’ numbers and firm domestic demand.

(2)	Future Management Policy and Challenges to Address
In the next and subsequent fiscal periods, SHR will continue to focus on prime properties, commercial properties situated in strategic locations or that are of a high quality, as its core commercial property investment targets. By implementing growth strategies that take full advantage of the real estate development and operation capabilities and other strengths of Sekisui House, which has established an extensive track record of developing and operating commercial properties, SHR will, through the support of its sponsor, seek to secure stable earnings over the medium to long term and steady growth of its investment assets and thereby aim to maximize unitholder value. Meanwhile at Sekisui House Investment Advisors, Ltd. (the “Asset Management Company”), investment opportunities will also be explored through its own initiatives in efforts to advance portfolio diversification.
SHR’s policy is to set as its core investment areas the Three major metropolitan areas with Three large cities, namely the Tokyo 23 Wards, Osaka City and Nagoya City, all of which SHR has knowledge in the course of developments made by Sekisui House (Note).
SHR has executed a pipeline support agreement with Sekisui House. This agreement provides for utilization of the urban redevelopment business track record and know-how of Sekisui House, allowing SHR to seek from Sekisui House property acquisition support for external growth (pipeline support). Specifically, such support will (a) grant to SHR preferential negotiation rights with regard to the sale of domestic real estate, etc. owned or developed by Sekisui House, (b) provide SHR with information on real estate, etc. owned or developed in Japan by third parties, (c) provide SHR with warehousing functions, and (d) provide SHR with support for the redevelopment of owned properties. In addition, SHR can seek from Sekisui House (a) property management services for owned assets, and (b) in relation to management of owned assets for internal growth, (i) technologies and know-how that contribute to the improvement of tenant satisfaction or other factors, including energy-efficiency and eco-friendliness, that contribute to the enhancement of property value, (ii) personnel support, including provision of know-how required for the operation of SHR, and (iii) support in areas such as negotiation of master lease agreements.
By implementing growth strategies that take full advantage of the versatile support from Sekisui House for external growth and internal growth as described above, SHR will seek to secure stable earnings and steady growth of its investment assets and thereby aim to maximize unitholder value.
(Note)
The “Three large cities” refer to the Tokyo 23 wards, Osaka City and Nagoya City. In addition, the “Three major metropolitan areas” refer to “Greater Tokyo,” the “Osaka area” and the “Nagoya area,” where “Greater Tokyo” refers to Tokyo, Kanagawa Prefecture, Chiba Prefecture and Saitama Prefecture, the “Osaka area” refers to Osaka Prefecture, Kyoto Prefecture, Hyogo Prefecture and Nara Prefecture and the “Nagoya area” refers to Aichi Prefecture. The same shall apply hereinafter.

(3)	Financial Strategy
SHR has adopted as its policy the conduct of stable and sound financial operations in order to secure stable earnings over the medium to long term and enhance unitholder value. Specifically, the policy is to form strong and stable business relationships with leading domestic financial institutions, centering on megabanks, bolstered by the creditworthiness of the sponsor Sekisui House, and also to reduce refinancing risks and risks of fluctuations in interest rates by exploring the extension of borrowing periods and working to diversify dates for repayment, etc., while pursuing the optimum balance between fixed-rate and floating-rate debts.
In addition, SHR’s LTV policy (on a total assets basis) is to manage LTV at the conservative level of between 40% and 50% with attention being paid to the maintenance of funding capacity. SHR’s LTV, which was at 40.8% at the end of the previous fiscal period, became 40.7% at the end of the current fiscal period.
SHR will work to diversify its sources for direct and indirect financing, such as by issuing investment corporation bonds and the like in consideration of the market environment, SHR’s financial standing, and other factors, as a whole, while striving to continue stable and sound financial operations.

5.	Significant Subsequent Events
(1)	Merger with Sekisui House Residential Investment Corporation
SHR and Sekisui House Residential Investment Corporation (“SHI,” and collectively with SHR, the “Two Investment Corporations”), at their respective board of directors meetings held on January 24, 2018, resolved to execute an absorption-type merger, with May 1, 2018 as the effective date, whereby SHR will be the surviving corporation and SHI will be the dissolving corporation in the merger (the “Investment Corporation Merger”), and executed a merger agreement (the “Investment Corporation Merger Agreement”) on January 24, 2018.
i)	Purpose of the Investment Corporation Merger
Two Investment Corporations reached the conclusion that expanding the scale of their assets and increasing their market presence through a merger of the Two Investment Corporations, and improving the opportunity for growth by utilizing the integrated corporate strength of the Sekisui House Group, thereby securing strong returns and stability and growth of distributions through the steady increase of assets under management, would be their best strategy for maximizing unitholder value; accordingly, the Two Investment Corporations concluded the Investment Corporation Merger Agreement.

ii)	Merger Ratio
As a result of the Investment Corporation Merger, for every 1 SHI investment unit, 1.65 post-Investment Unit Split (as defined at “(2) Split of Investment Units” below; the same shall apply hereinafter.) SHR investment units will be allocated and delivered (Note). Fractions of less than one investment unit will occur in the number of investment units that must be delivered, and therefore, those fractional units of less than one share will be sold through market transactions, and the proceeds from the sales will be delivered to the unitholders allocated fractional shares in accordance with the fraction pursuant to the provisions of Article 88 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, including subsequent amendments, the “Investment Trusts Act”).
(Note)
SHR plans to split one investment unit into two investment units with April 30, 2018 as the record date for splitting the investment units and May 1, 2018 as the effective date; the allocation ratio shown above and the number of new investment units SHR will allocate and deliver are subject to the Investment Unit Split taking effect. For more details on the Investment Unit Split, please refer to “(2) Split of Investment Units” stated below.

iii)	Merger Consideration
As of the date of this document, in addition to the abovementioned investment units, SHR intends to pay SHI unitholders (the unitholders stated or recorded in the final unitholders register on April 30, 2018, the day prior to the effective date of the Investment Corporation Merger (excluding the SHI unitholders who demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Investment Trusts Act (excluding those unitholders who retracted such purchase demand) hereinafter referred to as the “Unitholders Subject to Allocation”)), or the registered pledgees of investment units held in lieu of the cash distributions for the business period of SHI’s final term, a merger consideration in the form of cash distribution based on SHI’s distributable income for that same period in an amount (dropping any fractions of a yen) which is the quotient resulting from dividing the amount of SHI’s distributable income on the date prior to the effective date of the merger by the number of issued SHI investment units on that date reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation within a reasonable period from the effective date of the Investment Corporation Merger.
In addition, as of the date of this document, SHI will put before a general meeting of its unitholders, which is scheduled to be held on March 27, 2018, a proposal for an amendment of its articles of incorporation with a view to changing its accounting periods from the current March 31 and September 30 to April 30 and October 31. If the aforementioned amendment is approved, the last period before the effective date of the Investment Corporation Merger is expected to be a seven-month business period from October 1, 2017 to April 30, 2018.

iv)	Overview of certain financial information in respect of SHI as at the end of September 2017 (being the end of the latest fiscal period from April 1, 2017 to September 30, 2017)
Business:	Investment and management, mainly in respect of Specified Assets, based on the Investment Trusts Act
Operating revenue:	6,916 million yen
Net income:	2,493 million yen
Total assets:	210,009 million yen
Liabilities:	108,667 million yen
Net assets:	101,341 million yen

(2)	Split of Investment Units
SHR resolved, at the board of directors meeting held on January 24, 2018, to split its investment units as follows (the “Investment Unit Split”).
i)	Purpose of the Investment Unit Split
As described in “(1) Merger with Sekisui House Residential Investment Corporation” above, SHR and SHI have agreed to implement the Investment Corporation Merger and for this purpose have executed the Investment Corporation Merger Agreement on January 24, 2018.
The Investment Corporation Merger will be carried out through an absorption-type merger having SHR as the surviving corporation, and the merger ratio, before considering the Investment Unit Split, would be SHR 1: SHI 0.825. However, based on this merger ratio, 0.825 units of SHR would be allotted to every unit of SHI, which would mean that a number of SHI unitholders would receive less than one SHR unit. For this reason, in order to enable SHI unitholders to continue holding SHR units even after the Investment Corporation Merger, for the purpose of issuing 1 SHR unit or more to all SHI unitholders, it was decided that the SHR units will be split 2-for-1.

ii)	Method of the Investment Unit Split
SHR units owned by the unitholders set forth or recorded in the final unitholder roster on April 30, 2018 (the day before the effective date of the Investment Corporation Merger) will be split 2-for-1. The Investment Unit Split shall come into effect on May 1, 2018 (the effective date of the Investment Corporation Merger), provided that all conditions precedent for the Investment Corporation Merger set forth in the Investment Corporation Merger Agreement are satisfied.

iii)	Number of investment units to increase after the Investment Unit Split
(a)	Total number of outstanding units prior to the Investment Unit Split	: 969,000 units
(b)	Increase in the number of units through the Investment Unit Split	: 969,000 units
(c)	Total number of outstanding units following the Investment Unit Split	: 1,938,000 units
(d)	Total number of outstanding units following the Investment Corporation Merger	: 3,762,091 units	(Note 1)
(e)	Number of authorized investment units following the Investment Unit Split and the Investment Corporation Merger	: 20,000,000 units	(Note 2)
(Note 1):
The number under the assumption that, in connection with the Investment Corporation Merger, 1.65 SHR units following the Investment Unit Split would be allocated to every SHI unit with respect to all outstanding SHI units (1,105,510 units) as of the date of this document.

(Note 2):
SHR’s authorized investment units constitute 10,000,000 units, but as a result of the Investment Corporation Merger, as of the date of this document, the articles of incorporation are expected to be partially amended, with the authorized investment units to be changed as of the effective date of the Investment Corporation Merger. Therefore, the figures stated above has been calculated taking into account such changes.

iv)	Timeline of the Investment Unit Split
(a)	Announcement of the record date	March 30, 2018 (tentative)
(b)	Record date	April 30, 2018 (tentative)
(c)	Effective date	May 1, 2018 (tentative)

v)	Impact on Information of per Unit
Information on a per unit basis, on the assumption that the Investment Unit Split is executed at the beginning of the previous fiscal period is as set forth in the following table.
(a)	Net assets per unit:	(ended April 2017) 57,282 yen	(ended October 2017) 58,212 yen
(b)	Net income per unit:	(ended April 2017) 1,331 yen	(ended October 2017) 1,368 yen

(Reference Information)

(1)	Borrowing of Funds
SHR conducted the borrowing of funds on November 30, 2017 as described below for use as repayment funds of the existing borrowing totaling 14,000 million yen which was due for repayment on November 30, 2017.

<Fixed Interest Rate Borrowing>
Category	Lender	Loan amount (mm yen)	Interest rate (Note 2) (Note 3) (Note 4)	Drawdown date	Borrowing method	Repayment date (Note 5)	Repayment method (Note 6)	Security
Long term	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	750	0.32000%	Nov. 30, 2017	Borrowing based on the individual loan agreement, dated Nov. 28, 2017, with the lenders shown to the left as the loaner	July 13, 2022	Lump-sum repayment at maturity	Unsecured Unguaranteed
	Loan syndicate with The Bank of Tokyo- Mitsubishi UFJ, Ltd. as arranger (Note 1)	1,200	0.35341%
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	750	0.34000%			May 31, 2023
	Loan syndicate with The Bank of Tokyo- Mitsubishi UFJ, Ltd. as arranger (Note 1)	1,200	0.42622%
(Note 1)	The loan syndicate comprises Mitsubishi UFJ Trust and Banking Corporation and Development Bank of Japan Inc.
(Note 2)	Borrowing expenses, etc. payable to the lender are not included.
(Note 3)
The first interest payment date shall be the last day of May 2018, and subsequent interest payment dates shall be the last days of May and November of each year and the principal repayment date. However, if the concerned date is not a business day, then it shall be the next business day, and if that next business day falls into the next calendar month, then it shall be the business day immediately preceding the concerned date.

(Note 4)	The first interest calculation period shall be from November 30, 2017 to the last day of May 2018.
(Note 5)
If the concerned date is not a business day, then the repayment date shall be the next business day, and if that next business day falls into the next calendar month, then it shall be the business day immediately preceding the concerned date.

(Note 6)
During the period from the Borrowing’s drawdown to the repayment date, SHR may make early repayment of loans, in whole or in part, if SHR gives prior written notice and other certain terms and conditions are met.

<Floating Interest Rate Borrowing>
Category	Lender	Loan amount (mm yen)	Interest rate (Note 2) (Note 3) (Note 4)	Drawdown date	Borrowing method	Repayment date (Note 7)	Repayment method (Note 8)	Security
Long term	Loan syndicate with The Bank of Tokyo- Mitsubishi UFJ, Ltd. as arranger (Note 1)	5,050	Base rate (JBA 1-month Japanese Yen TIBOR) plus 0.21% (Note 5)	Nov. 30, 2017	Borrowing based on the individual loan agreement dated Nov. 28, 2017, with the lender shown to the left as the loaner	July 13, 2022	Lump-sum repayment at maturity	Unsecured Unguaranteed
	Loan syndicate with The Bank of Tokyo- Mitsubishi UFJ, Ltd. as arranger (Note 1)	5,050	Base rate (JBA 1-month Japanese Yen TIBOR) plus 0.26% (Note 6)			May 31, 2023
(Note 1)
The loan syndicate comprises Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., Sumitomo Mitsui Trust Bank, Limited, Resona Bank, Limited, The Norinchukin Bank and Mizuho Trust & Banking Co., Ltd.

(Note 2)	Borrowing expenses, etc. payable to the lender are not included.
(Note 3)
The base rate applicable to the calculation period for the interest payable on an interest payment date shall be the one-month Japanese Yen TIBOR (Tokyo Interbank Offered Rate) published by JBA TIBOR Administration two business days prior to the interest payment date immediately preceding the respective interest payment date. The base rate is subject to review every interest payment date. However, in cases where there is no rate corresponding to the interest calculation period, the base rate shall be the base rate corresponding to the concerned period calculated based on the method provided in the contract.

(Note 4)
The first interest payment date shall be the last day of December 2017, and subsequent interest payment dates shall be the last days of every month and the principal repayment date. However, if the concerned date is not a business day, then it shall be the next business day, and if that next business day falls into the next calendar month, then it shall be the business day immediately preceding the concerned date. The first interest calculation period shall be from November 30, 2017 to the last day of December 2017.

(Note 5)	The interest rate is fixed at 0.34800%, in fact, by conclusion of the interest rate swap agreement.
(Note 6)	The interest rate is fixed at 0.41800%, in fact, by conclusion of the interest rate swap agreement.
(Note 7)
If the concerned date is not a business day, then the repayment date shall be the next business day, and if that next business day falls into the next calendar month, then it shall be the business day immediately preceding the concerned date.

(Note 8)
During the period from the Borrowing’s drawdown to the repayment date, SHR may make early repayment of loans, in whole or in part, if SHR gives prior written notice and other certain terms and conditions are met.

(2)	Acquisition and Sale of Assets
SHI entered into real estate sale and purchase agreements to acquire Prime Maison Shirokanedai Tower and 5 other properties, and to sell Esty Maison Machida and 11 other properties (such acquisitions and the sales being hereinafter collectively referred to as the “Asset Replacement”). As of the date of this document, the settlement and delivery of the Asset Replacement is scheduled to take place on May 1, 2018, which is the effective date of the Investment Corporation Merger as described in “(1) Merger with Sekisui House Residential Investment Corporation” above. Due to the Investment Corporation Merger, SHR, which will be the surviving corporation after the merger, is scheduled to succeed to and assume the status of either purchaser or seller, and exercise all rights and perform all duties thereof, under the sale and purchase agreements pertaining to the Asset Replacement. In the event that the Investment Corporation Merger does not take effect, SHR will not be considered a party related to SHI because SHI will execute the Asset Replacement as a purchaser or seller.

Outline of the Investment Corporation

1.	Status of Capital
Fiscal period	As of the end of 2nd fiscal period (Oct. 31, 2015)	As of the end of 3rd fiscal period (Apr. 30, 2016)	As of the end of 4th fiscal period (Oct. 31, 2016)	As of the end of 5th fiscal period (Apr. 30, 2017)	As of the end of 6th fiscal period (Oct. 31, 2017)
Total number of investment units authorized (units)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Total number of investment units issued and outstanding (units)	794,000	794,000	894,000	894,000	969,000
Unitholders’ capital (million yen)	87,743	87,743	100,040	100,040	110,189
Number of unitholders (persons)	18,089	16,545	13,749	12,449	14,490

2.	Matters Concerning Investment Units
Of the unitholders as of the end of the fiscal period under review, the following are the top ten unitholders in terms of investment unitholding ratio.
Name	Number of units owned (units)	Percentage of owned units to total units issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	245,286	25.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	128,376	13.25
Sekisui House, Ltd.	65,200	6.73
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	50,411	5.20
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	35,728	3.69
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT 505233	16,177	1.67
STATE STREET BANK AND TRUST COMPANY 505012	13,688	1.41
The Hachijuni Bank, Ltd.	12,818	1.32
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	10,309	1.06
STICHTING PENSIOENFONDS METAAL EN TECHNIEK	10,204	1.05
Total	588,197	60.70
(Note)	Percentage of owned units to total units issued and outstanding is rounded to the nearest second decimal place.

3.	Matters Concerning Directors, etc.
(1)	Name of executive director, supervisory directors and independent auditor
The following table sets forth information on the executive director, supervisory directors and independent auditor of SHR in the fiscal period under review.
Position	Name	Key concurrently held position, etc.	Total amount of compensation for each position during period (thousand yen)
Executive Director	Junichi Inoue	President & Representative Director, Sekisui House Investment Advisors, Ltd.	－
Supervisory Director	Shigeru Nomura	Director, Shigeru Nomura Certified Public Accountant Office Outside Director, Eiken Chemical Co., Ltd. Member of Corporate Revitalization Committee, The Resolution and Collection Corporation (RCC)	1,800
	Tatsushi Omiya	Outside Director, QB Net Holdings Co., Ltd. Partner, City Law Offices	1,800
Independent Auditor	Ernst & Young ShinNihon LLC	－	13,800 (Note 2)
(Note 1)
None of the executive director or supervisory directors owns SHR investment units in his own name or in the name of another person. In addition, supervisory directors may be officers of other corporations other than those stated above, but none of such corporations, including those stated above, has vested interest in SHR.

(Note 2)
The total amount of compensation for the Independent Auditor, as stated above, is an approximation and includes compensation for preparing comfort letters for the issuance of new investment units in May 2017 and the issuance of the Second Series Unsecured Investment Corporation Bonds in July 2017, as well as compensation for auditing English financial statements.

(2)	Policy for determining whether to dismiss or refuse the reappointment of independent auditor
Dismissal of the independent auditor is subject to consideration at a meeting of the board of directors of SHR in accordance with the provisions of the Investment Trusts Act. Refusal of reappointment of the independent auditor is also subject to consideration at a meeting of the board of directors of SHR by taking into account the quality of audits, amount of audit fee and various other circumstances in a comprehensive manner.

(3)  Matters concerning entities that have been ordered to suspend operations within the past two years
On December 22, 2015, SHR’s independent auditor received an order from the Financial Services Agency to suspend operations relating to the conclusion of new contracts for three months (from January 1, 2016 to March 31, 2016).

4.	Asset Management Company, Asset Custodian and Administrative Agents
The following table sets forth information on the asset management company, asset custodian and administrative agents of SHR as of the end of the fiscal period under review.
Entrustment category	Name
Asset Management Company	Sekisui House Investment Advisors, Ltd.
Asset Custodian	Mitsubishi UFJ Trust and Banking Corporation
Administrative Agent (Transfer Agent)	Mizuho Trust & Banking Co., Ltd.
Administrative Agent (Administrative Agent for Operation of Administrative Instruments)	Mitsubishi UFJ Trust and Banking Corporation
Administrative Agent (Administrative Agent for Investment Corporation Bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Condition of investment assets

1.	Composition of Assets of the Investment Corporation
The following table sets forth the composition of assets of SHR as of the end of the fiscal period under review.
Type of asset	Geographical area, etc.	As of the end of 5th fiscal period (Apr. 30, 2017)		As of the end of 6th fiscal period (Oct. 31, 2017)
		Total amount held (million yen) (Note 1)	As a percentage of total assets (%) (Note 2)	Total amount held (million yen) (Note 1)	As a percentage of total assets (%) (Note 2)
Real estate in trust	Three major metropolitan areas	177,418	93.6	198,055	95.6
	Other areas	－	－	－	－
Total of real estate in trust		177,418	93.6	198,055	95.6
Deposits and other assets		12,209	6.4	9,086	4.4
Total amount of assets		189,627	100.0	207,142	100.0
(Note 1)	“Total amount held” is the carrying amount (or, for real estate in trust, the depreciated book value) as of the end of the fiscal period under review, rounded down to the nearest million yen.
(Note 2)	Figures under the heading “As a percentage of total assets” have been rounded to the nearest first decimal place.
(Note 3)	SHR does not own any overseas real estate, etc. as of the end of the fiscal period under review.

2.	Major Portfolio Assets
The following table sets forth an overview of the portfolio assets of SHR as of the end of the fiscal period under review.
Name of real estate, etc.	Book value at the end of period (million yen) (Note 1)	Leasable area (m2) (Note 2)	Leased area (m2) (Note 3)	Occupancy rate (%) (Note 4)	As a percentage of total property-related operating revenue (%) (Note 5)	Main use
Garden City Shinagawa Gotenyama (Note 6)	58,974	31,236.34	31,236.34	100.0	28.5	Office building
Gotenyama SH Building	50,722	19,999.97	19,999.97	100.0	23.8	Office building
Hommachi Minami Garden City	22,481	16,699.46	16,699.46	100.0	12.8	Office building
Hommachi Garden City (Note 7)	Office building portion
	37,888	17,006.94	17,006.94	100.0	19.7	Office building
	Hotel portion
	17,270	18,092.98	18,092.98	100.0	7.7	Hotel
HK Yodoyabashi Garden Avenue	4,391	4,554.52	4,554.52	100.0	3.3	Office building
Hirokoji Garden Avenue	6,326	4,442.75	4,442.75	100.0	4.1	Office building
Total	198,055	112,032.96	112,032.96	100.0	100.0	－

(Note 1)
“Book value at end of period” refers to the depreciated book value of each property as of the end of the fiscal period under review, rounded down to the nearest million yen. As such, the sum total of the “Book value at end of period” of each property may not match the figure indicated in the column for the total.

(Note 2)
“Leasable area” refers to the floor area available for leasing based on the lease agreement or building drawing, etc. for each property that is valid as of the end of the fiscal period under review, rounded down to the second decimal place.

(Note 3)
 “Leased area” refers to the sum total of the leased area indicated in the respective lease agreements for each of the properties that are valid as of the end of the fiscal period under review (or, if a pass-through type master lease agreement that is valid as of the end of each fiscal period has been concluded for the property, the lease agreements with the respective end tenants concluded as of the end of the fiscal period under review).

(Note 4)
“Occupancy rate” refers to the ratio of leased area to leasable area of each property as of the end of the fiscal period under review, rounded to the nearest first decimal place. The figure indicated in the total column is the occupancy rate of the entire portfolio, which is the ratio of total leased area of each property to total leasable area of each property, rounded to the nearest first decimal place.

(Note 5)
Figures under the heading “As a percentage of total property-related operating revenue” indicate the ratio of property-related operating revenue of each property to total property-related operating revenue, rounded to the nearest first decimal place. As such, the sum total of the figures in respect of each property may not match the figure indicated in the column for the total. The same shall apply hereinafter.

(Note 6)
SHR acquired sectional ownership rights to all of the exclusively-owned portions of the 4th, 7th and 8th floors and part of the exclusively-owned portions of the 2nd, 3rd and 6th floors of Garden City Shinagawa Gotenyama, together with the accompanying right of site (ratio of right of site: 2,103,349/3,857,806 (or approximately 54.5%)) (the “1st portion acquired”), on December 3, 2014. Subsequently, SHR acquired sectional ownership rights to part of the exclusively-owned portions of the 2nd, 3rd, 5th and 6th floors of Garden City Shinagawa Gotenyama, together with the accompanying right of site (ratio of right of site: 820,252/3,857,806 (or approximately 21.3%)) (the “2nd portion acquired”), on May 24, 2016. Further SHR acquired sectional ownership rights to part of the exclusively-owned portions of the 2nd floor and all of the exclusively-owned portions of the 9th floor of Garden City Shinagawa Gotenyama, together with the accompanying right of site (ratio of right of site: 200,039/3,857,806 (or approximately 5.2%)) (the “3rd portion acquired”), on May 24, 2017.

(Note 7)
SHR acquired sectional ownership rights to all of the exclusively-owned portions used as office and retail property in Hommachi Garden City, together with the accompanying right of site, on May 19, 2015 ( “Hommachi Garden City (Office building portion)” or “Office building portion”). The ratio of the exclusively-owned area is approximately 52.7% of the exclusively-owned area of the entire building, and the ratio of right of site is 68,645/100,000 for the office portion and 1,104/100,000 for the retail portion, totaling 69,749/100,000 (or approximately 69.7%)). SHR subsequently acquired sectional ownership rights to all of the exclusively-owned portions used as a hotel in Hommachi Garden City, together with the accompanying right of site, on May 24, 2017 ( “Hommachi Garden City (Hotel portion)” or the “Hotel portion”). The ratio of the exclusively-owned area is approximately 47.3% of the exclusively-owned area of the entire building and the ratio of right of site is 30,251/100,000 (or approximately 30.3%)). SHR owns sectional ownership rights and the accompanying rights of site, as well as the annex to the entire Hommachi Garden City building. Hommachi Garden City includes co-ownership interest in the common portion pursuant to the relevant bylaws (parking, management offices, etc.), but there is no accompanying ratio of right of site.

3.	Details of Assets (Real Estate, etc.) in the Portfolio
The following table sets forth an overview of the assets held by SHR as of the end of the fiscal period under review.
Name of real estate, etc.	Location	Type of ownership	Book value at end of period (million yen) (Note 1)	Estimated value at end of period (million yen) (Note 2)
Garden City Shinagawa Gotenyama	6-7-29 Kitashinagawa, Shinagawa-ku, Tokyo	Real estate trust beneficiary interests	58,974	71,000
Gotenyama SH Building	6-5-17 Kitashinagawa, Shinagawa-ku, Tokyo	Real estate trust beneficiary interests	50,722	58,500
Hommachi Minami Garden City	3-6-1 Kitakyuhojimachi, Chuo-ku, Osaka-shi, Osaka	Real estate trust beneficiary interests	22,481	28,600
Hommachi Garden City	3-6-4 Hommachi, Chuo-ku, Osaka-shi, Osaka	Real estate trust beneficiary interests	Office building portion
			37,888	44,600
			Hotel portion
			17,270	17,700

HK Yodoyabashi Garden Avenue	4-3-9 Fushimimachi, Chuo-ku, Osaka-shi, Osaka	Real estate trust beneficiary interests	4,391	5,570
Hirokoji Garden Avenue	4-24-16, Meieki, Nakamura-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	6,326	7,110
Total	－	－	198,055	233,080
(Note 1)
“Book value at end of period” refers to the book value after depreciation of each property as of the end of the fiscal period under review, rounded down to the nearest million yen. As such, the sum total of the figures in respect of each property may not match the figure indicated in the column for the total.

(Note 2)
“Estimated value at end of period” refers to the value stated in each real estate appraisal report (based on real estate appraisal reports prepared by Daiwa Real Estate Appraisal Co., Ltd., The Tanizawa Sōgō Appraisal Co., Ltd., Rich Appraisal Institute Co., Ltd. and Japan Real Estate Institute with the end of the fiscal period under review as the date of valuation), rounded down to the nearest million yen.

The following table sets forth the status of leasing of real estate, etc. held by SHR.
	5th fiscal period From: Nov. 1, 2016 To: Apr. 30, 2017				6th fiscal period From: May 1, 2017 To: Oct. 31, 2017
Name of real estate, etc.	Number of tenants [at end of fiscal period] (Note 1)	Occupancy rate [at end of fiscal period] (%) (Note 2)	Property- related operating revenue [during fiscal period] (million yen) (Note 3)	As a percentage of total property- related operating revenue (%)	Number of tenants [at end of fiscal period] (Note 1)	Occupancy rate [at end of fiscal period] (%) (Note 2)	Property- related operating revenue [during fiscal period] (million yen) (Note 3)	As a percentage of total property- related operating revenue (%)
Garden City Shinagawa Gotenyama	1	100.0	1,233	29.8	1	100.0	1,307	28.5
Gotenyama SH Building	1	100.0	1,089	26.3	1	100.0	1,088	23.8
Hommachi Minami Garden City	1	100.0	586	14.2	1	100.0	586	12.8
Hommachi Garden City	Office building portion
	1	100.0	903	21.8	1	100.0	903	19.7
	Hotel portion
	－	－	－	－	1	100.0	352	7.7
HK Yodoyabashi Garden Avenue	1 (7)	100.0	145	3.5	1 (7)	100.0	151	3.3
Hirokoji Garden Avenue	1 (9)	100.0	185	4.5	1 (9)	100.0	189	4.1
Total	2 (16)	100.0	4,144	100.0	2 (16)	100.0	4,580	100.0
(Note 1)
“Number of tenants” refers to the sum total of the number of tenants under, and indicated in, the respective lease agreements for each property that are valid as of the end of each fiscal period (or, if a master lease agreement that is valid as of the end of each fiscal period has been concluded for the property, the number of lessees under the master lease agreement). If a pass-through type master lease agreement that is valid as of the end of each fiscal period has been concluded for the property, the number of end tenants for the property is indicated in parenthesis.
In the “Total” column, a tenant that leases spaces in multiple properties is counted as one. The sum total of the number of end tenants for properties where pass-through type master lease agreements that are valid as of the end of each fiscal period have been concluded is indicated in parenthesis.

(Note 2)
“Occupancy rate” refers to the ratio of leased area to leasable area of each property as of the end of each fiscal period, rounded to the nearest first decimal place. The total column indicates the occupancy rate of the entire portfolio, which indicates the ratio of total leased area of each property to total leasable area of each property, rounded to the nearest first decimal place.

(Note 3)
“Property-related operating revenue [during fiscal period]” refers to the sum total of property-related operating revenue in each fiscal period in respect of each property, rounded down to the nearest million yen. As such, the sum of “Property-related operating revenue [during fiscal period]” in respect of each property may not match the figure indicated in the column for the total.

4.	Details of Renewable Energy Power Generation Facility, etc.
Not applicable.

5.	Details of Right to Operate Public Facility, etc.
Not applicable.

6.	Details of Investment Securities
Not applicable.

7.	Table of Status of Contract Amount, etc. and Fair Value of Specified Transactions
The following table sets forth the status of contract amount, etc. and fair value of specified transactions at SHR as of the end of the fiscal period under review.
Category	Type	Contract amount, etc. (thousand yen) (Note 1)		Fair value (thousand yen) (Note 2)
			Amount due after 1 year
Transaction other than market transaction	Interest rate swap transaction (Under which floating interest rates are receivable and fixed interest rates are payable)	50,350,000	50,350,000	－
(Note 1)	The contract amount, etc. of interest rate swap transactions is based on notional principal amounts.
(Note 2)	The fair value is omitted because the transaction meets the criteria for special accounting under the Accounting Standards for Financial Instruments.

8.	Status of Other Assets
Trust beneficiary interests with real estate as the main assets in trust are stated in “3. Details of Assets (Real Estate, etc.) in the Portfolio” above. As of the end of the fiscal period under review, there are no specified assets other than real estate, etc., asset-backed securities, etc. and infrastructure assets, etc. in the portfolio.

9.	Status of Holding of Assets by Country and Region
As of the end of the fiscal period under review, there are no portfolio real estate, etc. in any other country or region besides Japan.

Capital expenditures for property

1.	Schedule of Capital Expenditures
The main capital expenditure amounts accompanying renovation work, etc. currently planned for assets held by SHR, is as follows. However, a portion of such amounts may ultimately be classified as expenses in the course of the accounting process.
Name of real estate, etc. (location)	Purpose	Scheduled period	Scheduled amount (million yen) (Note)
			Total amount	Payment for the fiscal period under review	Amount already paid
Hommachi Garden City (Hotel portion) (Chuo-ku, Osaka-shi, Osaka)	Upgrading of integrated heat meters	From: January 2018 To: January 2018	8	－	－
Garden City Shinagawa Gotenyama (Kitashinagawa, Shinagawa-ku, Tokyo)	Upgrading of integrated watt meters	From: January 2018 To: March 2018	7	－	－
Hommachi Garden City (Office building portion) (Chuo-ku, Osaka-shi, Osaka)	Upgrading of integrated heat meters	From: January 2018 To: January 2018	6	－	－
Garden City Shinagawa Gotenyama (Kitashinagawa, Shinagawa-ku, Tokyo)	Installation of emergency power generators	From: December 2017 To: March 2018	5	－	－
Garden City Shinagawa Gotenyama (Kitashinagawa, Shinagawa-ku, Tokyo)	Replacement of battery for guide light	From: August 2018 To: September 2018	4	－	－
(Note)	”Scheduled amount” refers to the amount arrived at by multiplying (i) the full amount required for the work by (ii) the ratio of SHR’s ownership in the real estate trust beneficiary interest.

2.	Capital Expenditures During Period
An overview of capital expenditures conducted by SHR for its assets during the fiscal period under review is as set forth in the following table. Total capital expenditures during the fiscal period under review was 12 million yen and, together with 28 million yen of repair expenses charged to expenses in the fiscal period under review, work amounting to 40 million yen was implemented.
Name of real estate, etc. (location)	Purpose	Period	Payment amount (million yen)
Hommachi Garden City (Hotel portion) (Chuo-ku, Osaka-shi, Osaka)	Upgrading of integrated heat meters	From: October 2017 To: October 2017	3
Hommachi Garden City (Office building portion) (Chuo-ku, Osaka-shi, Osaka)	Upgrading of water meters	From: August 2017 To: September 2017	2
Garden City Shinagawa Gotenyama (Kitashinagawa, Shinagawa-ku, Tokyo)	Replacement of central device for lighting control system and UPS	From: July 2017 To: September 2017	2
Other capital expenditures			3
Total			12

3.	Cash Reserves for Long-Term Repair Plans
No cash was reserved for long-term repair plans as of the end of the fiscal period under review.

Condition of expenses

Details of Expenses Pertaining to Management, etc.
(Unit: thousand yen)
Item	5th fiscal period From: Nov. 1, 2016 To: Apr. 30, 2017	6th fiscal period From: May 1, 2017 To: Oct. 31, 2017
Asset management fee	332,503	359,562
Asset custody fee	3,520	3,526
Administrative service fees	11,820	11,485
Directors’ compensations	3,600	3,600
Other expenses	35,864	36,614
Total	387,308	414,789
(Note)
In respect of asset management fees, in addition to the amounts shown above, there are management fees for property acquisition (which are not applicable in the 5th fiscal period and amounting to 31,800 thousand yen in respect of the 6th fiscal period) included in the book value of real estate, etc.

Condition of investment transactions

1.	Status, etc. of Sale and Purchase of Real Estate, etc., Asset-Backed Securities, etc., Infrastructure Assets, etc. and Infrastructure-Related Assets
Name of real estate, etc.	Acquisition		Disposition
	Acquisition date	Acquisition price (million yen) (Note)	Disposition date	Disposition price (million yen) (Note)	Book value (million yen)	Gain (Loss) on sale (million yen)
Garden City Shinagawa Gotenyama (3rd portion acquired)	May 24, 2017	4,000	－	－	－	－
Hommachi Garden City (Hotel portion)	May 24, 2017	17,200	－	－	－	－
Total	－	21,200	－	－	－	－
(Note)
“Acquisition price” and “Disposition price” refer to the sale and purchase price as stated in the sale and purchase agreement for each property (excluding consumption tax and local consumption tax, as well as commissions and other various expenses; rounded down to the nearest million yen). The same shall apply hereinafter.

2.	Status, etc. in respect of Sale and Purchase of Other Assets
Not applicable.
Main assets other than the abovementioned real estate, etc., asset-backed securities, etc., infrastructure assets, etc. and infrastructure-related assets are essentially bank deposits or bank deposits within assets in trust.

3.	Investigation into Value, etc. of Specified Assets
(1)	Real Estate, etc. (Appraisal)
Acquisition or disposition	Name of real estate, etc.	Transaction date	Type of asset	Acquisition price or disposition price (million yen)	Appraisal value (million yen) (Note 1)	Appraisal firm	Date of value
Acquisition	Garden City Shinagawa Gotenyama (3rd portion acquired)	May 24, 2017	Real estate trust beneficiary interests	4,000	4,290	DAIWA REAL ESTATE APPRAISAL CO.,LTD.	March 31, 2017
Acquisition	Hommachi Garden City (Hotel portion)	May 24, 2017	Real estate trust beneficiary interests	17,200	17,600 (Note 2)	Japan Real Estate Institute	March 31, 2017
Total		－	－	21,200	21,890	－	－
(Note 1)	The appraisal stated above is derived by applying the “Real Estate Appraisal Standards; Particulars; Chapter 3: Appraisal on Value of Real Estate Subject to Securitization.”
(Note 2)
The limited market value of the hotel portion (based on the increased value from holding the building in its entirety) of Hommachi Garden City is used. The market value of the Hotel portion (excluding the increased value from holding the whole building) is 17,200 million yen.

(2)	Others
Not applicable.

4.	Status of Transactions with Interested Persons, etc. (Note 1)
(1)	Status of Transactions
Category	Amount of purchase and sale, etc.
	Amount of purchase, etc.	Amount of sale, etc.
Total amount	21,200 million yen	－ million yen
Breakdown of status of transactions with interested persons
Sekisui House, Ltd.	21,200 million yen [100.0%]	－ million yen

(2)	Amount of Commission Fee, etc. (Note 2)
Category	Total amount of commission fee, etc. (A) (thousand yen)	Breakdown of transactions with interested persons, etc.		As a percentage of total amount (B /A) (%)
		Payee	Amount paid (B) (thousand yen)
Management fee (Note 3)	26,177	Sekisui House, Ltd.	26,177	100.0
(Note 1)
“Interested persons, etc.” refers to interested persons, etc. of the asset management company with which SHR has executed an asset management agreement as provided in Article 123 of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Order for Enforcement No. 480 of 2000, as amended) and Article 26, Item 27 of the Rules on Investment Reports, etc. of Investment Trusts and Investment Corporations of The Investment Trusts Association, Japan.

(Note 2)	There are no payments for repair work, etc. for orders placed to interested persons, etc. during the fiscal period under review besides the commission fee, etc. indicated above.
(Note 3)	“Management fee” has been rounded down to the nearest thousand yen.

5.	Status, etc. of Transactions with the Asset Management Company Pertaining to Business Operations of Concurrent Business Engaged in by the Asset Management Company
There are no applicable transactions because as of the end of the fiscal period under review, the Asset Management Company does not concurrently engage in any type I financial instruments or type II financial instruments business (as defined in the Financial Instruments and Exchange Act), building lots and buildings transaction business, or specified joint real estate ventures.

Other information

1.	Notice
(1)	General Meeting of Unitholders
No general meetings of unitholders were held during the fiscal period under review.

(2)	Meeting of the Board of Directors of the Investment Corporation
In the fiscal period under review, regarding the matters, etc. provided in Items 2, 3, 5, 6 and 8 of Article 109, Paragraph 2 of the Investment Trusts Act, the following matters were approved at a meeting of the board of directors of SHR, as well as other matters deemed important.
Approval date	Matters approved	Overview
May 9, 2017	Conclusion of a new investment unit underwriting agreement
Administrative functions pertaining to solicitation of persons to subscribe for new investment units and other business operations related to the issuance of new investment units and secondary distribution of investment units approved at the meeting of the board of directors held on the same date were entrusted to Nomura Securities Co., Ltd., SMBC Nikko Securities Inc., Mizuho Securities Co., Ltd., Daiwa Securities Co. Ltd. and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

2.	Handling of fractions of monetary amounts and percentage figures
Amounts have been rounded down and ratios have been rounded to the nearest specified unit unless otherwise indicated in this document.

Financial Statements

(1)	Balance Sheet
		(Thousands of yen)
	5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
Assets
Current assets
Cash and deposits	4,115,187	1,756,618
Cash and deposits in trust	7,662,531	6,518,376
Operating accounts receivable	16,709	19,330
Prepaid expenses	84,523	76,198
Deferred tax assets	16	7
Consumption taxes receivable	－	372,744
Other	11,350	－
Total current assets	11,890,319	8,743,275
Non-current assets
Property, plant and equipment
Buildings in trust	53,345,801	59,604,170
Accumulated depreciation	(2,678,821)	(3,399,530)
Buildings in trust, net	50,666,979	56,204,639
Structures in trust	672,428	683,807
Accumulated depreciation	(43,390)	(52,592)
Structures in trust, net	629,038	631,215
Machinery and equipment in trust	411	921
Accumulated depreciation	(23)	(58)
Machinery and equipment in trust, net	387	862
Tools, furniture and fixtures in trust	1,259	1,259
Accumulated depreciation	(297)	(447)
Tools, furniture and fixtures in trust, net	961	811
Land in trust	126,120,644	141,218,283
Construction in progress in trust	9,699	－
Total property, plant and equipment	177,427,710	198,055,813
Intangible assets
Other	3,882	3,147
Total intangible assets	3,882	3,147
Investments and other assets
Lease and guarantee deposits	20,181	20,181
Long-term prepaid expenses	239,863	227,164
Total investments and other assets	260,044	247,345
Total non-current assets	177,691,637	198,306,306
Deferred assets
Investment corporation bond issuance costs	17,453	35,045
Investment unit issuance costs	28,026	57,907
Total deferred assets	45,479	92,952
Total assets	189,627,436	207,142,534

		(Thousands of yen)
	5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
Liabilities
Current liabilities
Operating accounts payable	130,929	172,924
Current portion of long-term loans payable	14,000,000	14,000,000
Accounts payable – other	376,804	402,587
Accrued expenses	79,170	82,238
Income taxes payable	938	743
Accrued consumption taxes	284,571	－
Total current liabilities	14,872,413	14,658,493
Non-current liabilities
Investment corporation bonds	2,000,000	5,000,000
Long-term loans payable	61,300,000	65,400,000
Tenant leasehold and security deposits in trust	9,033,710	9,268,730
Total non-current liabilities	72,333,710	79,668,730
Total liabilities	87,206,123	94,327,223
Net assets
Unitholders’ equity
Unitholders’ capital	100,040,294	110,189,294
Surplus
Unappropriated retained earnings	2,381,018	2,626,016
Total surplus	2,381,018	2,626,016
Total unitholders’ equity	102,421,312	112,815,310
Total net assets (Note 4)	102,421,312	112,815,310
Total liabilities and net assets	189,627,436	207,142,534

The accompanying notes are an integral part of these financial statements.

(2)	Statement of Income and Retained Earnings
		(Thousands of yen)
	5th Fiscal Period (From November 1, 2016 to April 30, 2017 )	6th Fiscal Period (From May 1, 2017 to October 31, 2017
Operating revenue
Rent revenue – real estate (Note 5)	4,121,417	4,550,426
Other lease business revenue (Note 5)	22,970	30,081
Total operating revenue	4,144,387	4,580,508
Operating expenses
Expenses related to rent business (Note 5)	1,053,022	1,178,033
Asset management fee	332,503	359,562
Asset custody fee	3,520	3,526
Administrative service fees	11,820	11,485
Directors’ compensations	3,600	3,600
Other operating expenses	35,864	36,614
Total operating expenses	1,440,331	1,592,823
Operating income	2,704,056	2,987,685
Non-operating income
Interest income	50	46
Interest on refund	1,521	－
Subsidy income	10,935	－
Total non-operating income	12,507	46
Non-operating expenses
Interest expenses	283,125	293,464
Interest expenses on investment corporation bonds	3,383	5,568
Borrowing related expenses	39,818	43,160
Amortization of investment unit issuance costs	7,006	14,384
Amortization of investment corporation bond issuance costs	934	2,258
Other	515	2,416
Total non-operating expenses	334,784	361,252
Ordinary income	2,381,779	2,626,479
Income before income taxes	2,381,779	2,626,479
Income taxes – current	945	750
Income taxes – deferred	(5)	9
Total income taxes	940	759
Net income	2,380,839	2,625,719
Retained earnings brought forward	179	296
Unappropriated retained earnings	2,381,018	2,626,016

The accompanying notes are an integral part of these financial statements.

(3)	Statement of Changes in Net Assets
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
				(Thousands of yen)
	Unitholders’ equity				Total net assets
	Unitholders’ capital	Surplus		Total unitholders’ equity
		Unappropriated retained earnings	Total surplus
Balance at beginning of period	100,040,294	2,321,003	2,321,003	102,361,297	102,361,297
Changes of items during period
Distribution from surplus		(2,320,824)	(2,320,824)	(2,320,824)	(2,320,824)
Net income		2,380,839	2,380,839	2,380,839	2,380,839
Total changes of items during period	－	60,015	60,015	60,015	60,015
Balance at end of period (Note 6)	100,040,294	2,381,018	2,381,018	102,421,312	102,421,312

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
				(Thousands of yen)
	Unitholders’ equity				Total net assets
	Unitholders’ capital	Surplus		Total unitholders’ equity
		Unappropriated retained earnings	Total surplus
Balance at beginning of period	100,040,294	2,381,018	2,381,018	102,421,312	102,421,312
Changes of items during period
Issuance of new investment units	10,149,000			10,149,000	10,149,000
Distribution from surplus		(2,380,722)	(2,380,722)	(2,380,722)	(2,380,722)
Net income		2,625,719	2,625,719	2,625,719	2,625,719
Total changes of items during period	10,149,000	244,997	244,997	10,393,997	10,393,997
Balance at end of period (Note 6)	110,189,294	2,626,016	2,626,016	112,815,310	112,815,310

The accompanying notes are an integral part of these financial statements.

(4)	Statement of Cash Distributions
		5th Fiscal Period	6th Fiscal Period
Item		(From November 1, 2016 to	(From May 1, 2017 to
		April 30, 2017 )	October 31, 2017 )
Ⅰ.	Unappropriated retained earnings	2,381,018,583yen	2,626,016,489yen
Ⅱ.	Cash distributions	2,380,722,000yen	2,625,990,000yen
[	Cash distributions per unit]	[2,663yen ]	[2,710yen ]
Ⅲ.	Retained earnings carried forward	296,583yen	26,489yen
Method of calculating amount of distribution
The basic policy is to distribute in excess of an amount equivalent to 90% of the amount of earnings available for distribution of SHR provided in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation as set forth in Article 46, Paragraph 1, Item 2 of the Articles of Incorporation of SHR.
Based on such policy, SHR decided to pay out a distribution of earnings of 2,380,722,000 yen, which is the largest integral multiple of the total number of investment units issued and outstanding (894,000 units) in an amount not in excess of unappropriated retained earnings for the period.
SHR will not distribute cash in excess of earnings as set forth in Article 46, Paragraph 2 of the Articles of Incorporation of SHR.

The basic policy is to distribute in excess of an amount equivalent to 90% of the amount of earnings available for distribution of SHR provided in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation as set forth in Article 46, Paragraph 1, Item 2 of the Articles of Incorporation of SHR.
Based on such policy, SHR decided to pay out a distribution of earnings of 2,625,990,000 yen, which is the largest integral multiple of the total number of investment units issued and outstanding (969,000 units) in an amount not in excess of unappropriated retained earnings for the period.
SHR will not distribute cash in excess of earnings as set forth in Article 46, Paragraph 2 of the Articles of Incorporation of SHR.

(5)	Statement of Cash Flows
		(Thousands of yen)
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)	6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Cash flows from operating activities
Income before income taxes	2,381,779	2,626,479
Depreciation and amortization	650,209	730,830
Amortization of investment corporation bond issuance costs	934	2,258
Amortization of investment unit issuance costs	7,006	14,384
Interest income	(50)	(46)
Interest expenses	286,509	299,032
Decrease (increase) in operating accounts receivable	7,543	(2,621)
Decrease (increase) in consumption taxes receivable	461,715	(372,744)
Decrease (increase) in prepaid expenses	3,593	8,324
Decrease (increase) in long-term prepaid expenses	35,763	12,698
Increase (decrease) in operating accounts payable	(31,608)	58,926
Increase (decrease) in accounts payable – other	26,524	28,855
Increase (decrease) in accrued consumption taxes	284,571	(284,571)
Other, net	(10,886)	11,350
Subtotal	4,103,606	3,133,158
Interest income received	50	46
Interest expenses paid	(280,352)	(295,964)
Income taxes paid	(823)	(945)
Net cash provided by operating activities	3,822,480	2,836,294
Cash flows from investing activities
Purchase of property, plant and equipment in trust	(68,745)	(21,377,917)
Proceeds from tenant leasehold and security deposits in trust	2,177	235,020
Repayments of tenant leasehold and security deposits in trust	(180)	－
Net cash provided by (used in) investing activities	(66,747)	(21,142,896)
Cash flows from financing activities
Proceeds from short-term loans payable	－	7,600,000
Repayments of short-term loans payable	－	(7,600,000)
Proceeds from long-term loans payable	－	4,100,000
Proceeds from issuance of investment corporation bond	－	2,980,150
Proceeds from issuance of investment units	－	10,104,734
Dividends paid	(2,321,072)	(2,381,007)
Net cash provided by (used in) financing activities	(2,321,072)	14,803,877
Net increase (decrease) in cash and cash equivalents	1,434,660	(3,502,724)
Cash and cash equivalents at beginning of period	10,343,058	11,777,719
Cash and cash equivalents at end of period (Note 7)	11,777,719	8,274,994

The accompanying notes are an integral part of these financial statements.

(6)	Notes to Financial Statements

1. Organization
Sekisui House Reit, Inc. (“SHR”) is a Japanese real estate investment corporation established in September 2014 under the Act on Investment Trusts and Investment Corporations of Japan (the “Investment Trust Act”).
On December 3, 2014, SHR commenced its investment operations when it was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange, and it acquired three properties (total acquisition cost of \114.3 billion) on the same day.
SHR is externally managed by a licensed asset management company, Sekisui House Investment Advisors, Ltd.

2. Basis of Presentation
SHR maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), including provisions set forth in the Financial Instruments and Exchange Act, the Investment Trust Act, the Companies Act and the related regulations, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The accompanying financial statements are basically a translation of the financial statements of SHR, which were prepared in accordance with Japanese GAAP and were presented in its Securities Report filed with the Kanto Local Finance Bureau. In preparing the accompanying financial statements, certain reclassifications and modifications have been made to the financial statements issued domestically in order to present them in a format which is more familiar to readers outside Japan. In addition, the notes to the financial statements include certain information which might not be required under Japanese GAAP but is presented herein as additional information.

SHR’s fiscal period is a six-month period, which ends at the end of April and October of each year.
SHR does not prepare consolidated financial statements as it has no subsidiaries.

Unless otherwise specified, amounts have been rounded down to the nearest thousand yen in the accompanying financial statements and the notes thereto. As a result, the amounts shown in the financial statements and notes thereto do not necessarily agree with the sum of the individual account balances.

3. Summary of Significant Accounting Policies
1. Method of depreciation and amortization of non-current assets
(1) Property, plant and equipment (including assets in trust)
Depreciation is calculated using the straight-line method.
The useful lives of principal property, plant and equipment are as follows:
Buildings　　     　　　　 　 6-65 years
Structures　　　　　　       36-40 years
Machinery and equipment 　 10-18 years
Tools, furniture and fixtures  　 2-6 years
(2) Intangible assets
Intangible assets are amortized utilizing the straight-line method.
(3) Long-term prepaid expenses
Long-term prepaid expenses are amortized utilizing the straight-line method.

2. Accounting for deferred assets
 (1) Investment corporation bond issuance costs
Investment corporation bond issuance costs are amortized utilizing the straight-line method over the redemption periods.
(2) Investment unit issuance costs
Investment unit issuance costs are amortized utilizing the straight-line method (over 3 years).

3. Standards for revenue and expense recognition
Accounting for property taxes
In accounting for property tax, city planning tax, depreciable asset tax, etc. on real estate, etc., of the tax amount assessed and determined, the amount corresponding to the applicable calculation period is expensed as expenses related to rent business.
Reimbursement of property tax, paid to the seller upon the acquisition of real estate or trust beneficiary interests of real estate as assets in trust, is not recognized as expenses related to rent business in the corresponding fiscal period but included in the acquisition cost of the property.
Property taxes capitalized as a part of the acquisition cost amounted to 78,845 thousand yen for the 6th fiscal period, and there were no property taxes capitalized for the 5th fiscal period.

4. Method of hedge accounting
(1) Method of hedge accounting
Deferral hedge accounting is applied. However, the special accounting treatment is applied to interest rate swaps that meet the criteria for the special accounting treatment.
(2) Hedging instruments and hedged items
Hedging instruments:          Interest rate swap transactions
Hedged items:                       Interest on loans
(3) Hedging policy
SHR conducts derivative transactions for the purpose of hedging the risks set forth in its Articles of Incorporation based on its basic risk management policy.
(4) Method for assessing the effectiveness of hedging
Interest rate swaps meet the criteria for the special accounting treatment and an assessment of the effectiveness is thus omitted.

5. Scope of funds in the statement of cash flows
The funds (cash and cash equivalents) in the statement of cash flows consist of cash on hand and cash in trust; deposits that can be withdrawn at any time and deposits in trust; and short-term investments with a maturity of three months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.

6. Other significant matters serving as basis for preparation of financial statements
(1) Accounting for trust beneficiary interests of real estate, etc. as assets in trust
Concerning trust beneficiary interests of real estate, etc. as assets in trust, all accounts of assets and liabilities within assets in trust as well as all accounts of revenue and expenses from the assets in trust are recognized in the relevant account items on the balance sheet and the statement of income and retained earnings.
The following material items of the assets in trust recognized in the relevant account items are separately listed on the balance sheet.
1)   Cash and deposits in trust
2)   Buildings in trust; Structures in trust; Machinery and equipment in trust; Tools, furniture and fixtures in trust; Land in trust; Construction in progress in trust
3)   Tenant leasehold and security deposits in trust
(2) Accounting for consumption tax, etc.
Consumption tax and local consumption tax are excluded from the corresponding transaction amounts.

4. Notes to Balance Sheet

*1.	Minimum net assets designated in Article 67-4 of the Investment Trust Act
(Thousands of yen)

5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
50,000	50,000

5. Notes to Statement of Income and Retained Earnings
*1.	Breakdown of property-related operating revenue and expenses
(Thousands of yen)
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)		6th Fiscal Period (From May 1, 2017 to October 31, 2017)
A. Property-related operating revenue
Rent revenue – real estate
Rental income	4,109,999		4,538,496
Other	11,418	4,121,417	11,930	4,550,426
Other lease business revenue
Utilities revenue	17,447		24,706
Other	5,522	22,970	5,375	30,081
Total property-related operating revenue		4,144,387		4,580,508
B. Property-related operating expenses
Expenses related to rent business
Subcontract expenses	24,779		24,546
Property management fees	24,996		26,177
Trust fees	2,265		2,704
Utilities expenses	18,253		20,595
Property and other taxes	296,203		334,107
Insurance expenses	6,151		6,291
Repair expenses	25,632		28,342
Depreciation	649,474		730,095
Other expenses related to rent business	5,266	1,053,022	5,171	1,178,033
Total property-related operating expenses		1,053,022		1,178,033
C. Property-related operating income [A − B]		3,091,364		3,402,475

6. Notes to Statement of Changes in Net Assets
*1.	Total number of authorized investment units and total number of investment units issued
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)	6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Total number of authorized investment units	10,000,000 units	10,000,000 units
Total number of investment units issued	894,000 units	969,000 units

7. Notes to Statement of Cash Flows
*1.	Reconciliation of cash and cash equivalents at end of period to the corresponding balance sheet items
(Thousands of yen)
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)	6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Cash and deposits	4,115,187	1,756,618
Cash and deposits in trust	7,662,531	6,518,376
Cash and cash equivalents	11,777,719	8,274,994

8. Lease Transactions
Operating lease transactions as lessor
Future minimum lease payments
(Thousands of yen)
	5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
Due within 1 year	8,178,120	9,159,073
Due after 1 year	38,316,796	35,656,637
Total	46,494,917	44,815,711

9. Financial Instruments

1.	Status of financial instruments
(1)
Policy for financial instruments
Making it a policy to conduct stable and sound financial operations that would contribute to steady growth of its investment assets as well as efficient management and stability of management, SHR shall procure funds through borrowings or the issuance of investment corporation bonds for the purposes of utilizing such funds for the acquisition of assets, payments of repair expenses or distributions, operations of SHR, repayment of obligations or other.
For derivative transactions, the policy is that derivative transactions shall be limited to those for the purpose of hedging the risk of fluctuations in interest rates on liabilities and foreign currency risk in the case of overseas real estate investments, and that no speculative transactions shall be conducted.

(2)
Description of financial instruments and associated risks, and risk management structure
The funds procured through borrowings shall be used mainly for the acquisition of investment assets and for repayment of loans.
The availability and terms and conditions of borrowings and the issuance of investment corporation bonds may be affected by SHR’s financial creditworthiness, the interest rate situation and other factors, and there is thus no guarantee that funds can be procured at SHR’s desired timing and terms and conditions. Furthermore, loans with floating interest rates are susceptible to subsequent market trends.
SHR manages and limits the liquidity risk and the risk of fluctuations in interest rates associated with such fund procurement by diversifying fund procurement sources and means and by maintaining the ratio of interest-bearing liabilities to total assets and the ratio of floating-rate loans to total loans at appropriate levels. Furthermore, for certain loans with floating interest rates, derivative transactions (interest rate swap transactions) are used as a hedging instrument for hedging the risk of fluctuations in interest rates based on rules that set forth the basic policy for handling derivative transactions and risk management.

(3)
Supplementary explanation of matters concerning fair value of financial instruments
The fair value of financial instruments, aside from values based on market price, includes values based on reasonable calculations when there is no market price. As the calculations involve variable factors, there may be cases where the corresponding values will vary when different assumptions are adopted. In addition, the contract amounts of derivative transactions in “2. Matters concerning fair value of financial instruments” do not represent the market risk involved in the derivative transactions.

2.	Matters concerning fair value of financial instruments
The following is the carrying amount and fair value of financial instruments as of April 30, 2017 and October 31, 2017, and the difference between them.
The following table does not include those for which fair value is recognized to be extremely difficult to determine (please refer to (Note 2)).

5th Fiscal Period (As of April 30, 2017)
(Thousands of yen)
	Book value recorded on the balance sheet	Fair value	Difference
(1) Cash and deposits	4,115,187	4,115,187	－
(2) Cash and deposits in trust	7,662,531	7,662,531	－
Total assets	11,777,719	11,777,719	－
(3) Current portion of long-term loans payable	14,000,000	14,000,000	－
(4) Investment corporation bonds	2,000,000	1,980,000	(20,000)
(5) Long-term loans payable	61,300,000	62,904,555	1,604,555
Total liabilities	77,300,000	78,884,555	1,584,555
(6) Derivative transactions	－	－	－

6th Fiscal Period (As of October 31, 2017)
 (Thousands of yen)
	Book value recorded on the balance sheet	Fair value	Difference
(1) Cash and deposits	1,756,618	1,756,618	－
(2) Cash and deposits in trust	6,518,376	6,518,376	－
Total assets	8,274,994	8,274,994	－
(3) Current portion of long-term loans payable	14,000,000	14,000,000	－
(4) Investment corporation bonds	5,000,000	4,980,500	(19,500)
(5) Long-term loans payable	65,400,000	66,990,706	1,590,706
Total liabilities	84,400,000	85,971,206	1,571,206
(6) Derivative transactions	－	－	－
 (Note 1) Method of calculating the fair value of financial instruments
(1) Cash and deposits and (2) Cash and deposits in trust
As these are settled within a short period of time, the fair value is approximately the same as the book value and is thus stated at that book value.
(4) Investment corporation bonds
The fair value of investment corporation bonds are based on the quoted market price.
(3) Current portion of long-term loans payable (5) Long-term loans payable
As the current portion of long-term loans payable and long-term loans payable with floating interest rates reflect interest rate changes within a short period of time, the fair value is approximately the same as the book value and is thus stated at that book value (provided, however, that for long-term loans payable with floating interest rates that qualify for the special accounting treatment of interest rate swaps (please refer to “11. Derivative Transactions”), the fair value is based on the method of calculation in which the sum total amount of principal and interest accounted for with the interest rate swap is discounted by the rate assumed in the event of a similar new drawdown). In addition, for those with fixed interest rates, the fair value is based on the method of calculation in which the sum total amount of principal and interest is discounted by the rate assumed in the event of a similar new drawdown corresponding to the remaining period.
(6) Derivative transactions
Please refer to “11.  Derivative Transactions”.

(Note 2)   Financial instruments for which fair value is recognized to be extremely difficult to determine
Tenant leasehold and security deposits in trust are not subject to valuation of fair value because a reasonable estimation of cash flows is recognized to be extremely difficult because there is no market price and the difficulty of calculating the actual deposit period from when lessees move in to when they move out.

 (Thousands of yen)
Item	5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
Tenant leasehold and security deposits in trust	9,033,710	9,268,730

(Note 3)  Redemption schedule of monetary claims after the closing date

5th Fiscal Period (As of April 30, 2017)
 (Thousands of yen)
	Due in 1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due after 5 years
Cash and deposits	4,115,187	－	－	－	－	－
Cash and deposits in trust	7,662,531	－	－	－	－	－
Total	11,777,719	－	－	－	－	－

6th Fiscal Period (As of October 31, 2017)
(Thousands of yen)
	Due in 1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due after 5 years
Cash and deposits	1,756,618	－	－	－	－	－
Cash and deposits in trust	6,518,376	－	－	－	－	－
Total	8,274,994	－	－	－	－	－

(Note 4)	Repayment schedule of investment corporation bonds and loans after the closing date

5th Fiscal Period (As of April 30, 2017)
(Thousands of yen)
	Due in 1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due after 5 years
Current portion of long-term loans payable	14,000,000	－	－	－	－	－
Investment corporation bonds	－	－	－	－	－	2,000,000
Long-term loans payable	－	－	14,000,000	11,050,000	17,000,000	19,250,000

6th Fiscal Period (As of October 31, 2017)
(Thousands of yen)
	Due in 1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due after 5 years
Current portion of long-term loans payable	14,000,000	－	－	－	－	－
Investment corporation bonds	－	－	－	－	3,000,000	2,000,000
Long-term loans payable	－	－	14,000,000	12,910,000	17,000,000	21,490,000

10. Securities
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

11. Derivative Transactions
1.	Derivatives to which hedge accounting is not applied
5th Fiscal Period (As of April 30, 2017)
Not applicable.

6th Fiscal Period (As of October 31, 2017)
Not applicable.

2.	Derivatives to which hedge accounting is applied
The following is the contract amount or the amount equivalent to the principal provided in the contract as of the closing date for each method of hedge accounting.

5th Fiscal Period (As of April 30, 2017)
(Thousands of yen)
Method of hedge accounting	Type of derivative transactions	Main hedged item	Contract amount		Fair value	Calculation method of fair value
				Of which, over 1 year
Special accounting treatment for interest rate swaps	Interest rate swap transaction Floating interest rate receivable and fixed interest rate payable	Long-term loans payable	50,350,000	50,350,000	*	－
*
As derivative transactions qualifying for the special accounting treatment for interest rate swaps are accounted for with the hedged long-term loans payable, the fair value is included in the fair value of the underlying long-term loans payable (please refer to “ 9.  Financial Instruments; 2. Matters concerning fair value of financial instruments (Note 1)”).

6th Fiscal Period (As of October 31, 2017)
(Thousands of yen)
Method of hedge accounting	Type of derivative transactions	Main hedged item	Contract amount		Fair value	Calculation method of fair value
				Of which, over 1 year
Special accounting treatment for interest rate swaps	Interest rate swap transaction Floating interest rate receivable and fixed interest rate payable	Long-term loans payable	50,350,000	50,350,000	*	－
*
As derivative transactions qualifying for the special accounting treatment for interest rate swaps are accounted for with the hedged long-term loans payable, the fair value is included in the fair value of the underlying long-term loans payable (please refer to “ 9.  Financial Instruments; 2. Matters concerning fair value of financial instruments (Note 1)”).

12. Retirement Benefits
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

13. Income Taxes
1.	Breakdown of deferred tax assets and deferred tax liabilities by major cause
(Thousands of yen)
	5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
Deferred tax assets
Accrued business taxes not deductible from taxable income	16	7
Total deferred tax assets	16	7
Net deferred tax assets	16	7

2.	Breakdown of major items that caused significant differences between the statutory tax rate and the effective income tax rate after application of tax-effect accounting
(%)
	5th Fiscal Period (As of April 30, 2017)	6th Fiscal Period (As of October 31, 2017)
Statutory tax rate	31.74	31.74
[Adjustments]
Deductible cash distribution	(31.73)	(31.73)
Other	0.03	0.02
Effective income tax rate after application of tax-effect accounting	0.04	0.03

14. Profit or Loss of Affiliates Accounted for Under the Equity Method
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

15. Transactions with Related Parties
1.	Parent company and major corporate unitholders.
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

2.	Subsidiaries and affiliates.
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

3.	Sister companies.
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

4.	Directors and major individual unitholders.
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Type	Name	Description of business or occupation	Percentage of voting rights held by (in) SHR	Description of transaction	Transaction amount (Thousands of yen)	Account item	Balance at end of period (Thousands of yen)
Director or close relative	Junichi Inoue	Executive Director of SHR and Representative Director of Sekisui House Investment Advisors, Ltd.	－	Payment of asset management fee to Sekisui House Investment Advisors, Ltd. (Note 1)	332,503	Accounts payable – other	359,103
(Note 1)
A transaction conducted by Junichi Inoue as a representative of a third party (Sekisui House Investment Advisors, Ltd.) and the fee amount is based on terms and conditions set forth in the Articles of Incorporation of SHR.

(Note 2)	Consumption taxes are not included in the transaction amount but are included in the balance at end of period.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Type	Name	Description of business or occupation	Percentage of voting rights held by (in) SHR	Description of transaction	Transaction amount (Thousands of yen)	Account item	Balance at end of period (Thousands of yen)
Director or close relative	Junichi Inoue	Executive Director of SHR and Representative Director of Sekisui House Investment Advisors, Ltd.	－	Payment of asset management fee to Sekisui House Investment Advisors, Ltd. (Note 1)	391,362 (Note 2)	Accounts payable – other	388,327
(Note 1)
A transaction conducted by Junichi Inoue as a representative of a third party (Sekisui House Investment Advisors, Ltd.) and the fee amount is based on terms and conditions set forth in the Articles of Incorporation of SHR.

(Note 2)	The amount includes 31,800 thousand yen of asset management fees pertaining to real estate acquisitions included in the book value of property, plant and equipment.
(Note 3)	Consumption taxes are not included in the transaction amount but are included in the balance at end of period.

16. Asset Retirement Obligations
5th Fiscal Period (From November 1, 2016 to April 30, 2017)
Not applicable.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Not applicable.

17. Investment and Rental Properties
SHR owns rental office buildings, etc. in Tokyo and other areas for the purpose of earning revenue from leasing. The following is the carrying amount, amount of increase (decrease) during the period and fair value of these investment and rental properties.
(Thousands of yen)
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)	6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Carrying amount
Balance at beginning of period	177,986,512	177,418,011
Amount of increase (decrease) during period	(568,501)	20,637,802
Balance at end of period	177,418,011	198,055,813
Fair value at end of period	205,120,000	233,080,000
(Note 1)	Carrying amount is the book value less accumulated depreciation.
(Note 2)	Net decrease during the 5th fiscal period is mainly attributable to depreciation (649,474 thousand yen).
Net increase during the 6th fiscal period is mainly attributable to the acquisition of new properties (21,355,798 thousand yen), offset by depreciation (730,095 thousand yen).
(Note 3)	Fair value at the end of the period is the appraisal value by outside real estate appraisers.

The property-related operating income in the 5th and 6th fiscal periods for investment and rental properties is presented in “5. Notes to Statement of Income and Retained Earnings”.

18. Segment Information
1.	Segment information
Segment information is omitted because SHR operates a single segment, which is the real estate leasing business.
2.	Related information
    5th Fiscal Period (From November 1, 2016 to April 30, 2017)
(1)
Information about products and services
Information about products and services is omitted because net sales to external customers for a single products and services category are in excess of 90% of operating revenue on the statement of income and retained earnings.

(2)	Information about geographic areas
1)	Operating revenue
Information about net sales is omitted because net sales to external customers in Japan are in excess of 90% of operating revenue on the statement of income and retained earnings.
2)	Property, plant and equipment
Information about property, plant and equipment is omitted because the property, plant and equipment located in Japan is in excess of 90% of property, plant and equipment on the balance sheet.
(3)	Information about geographic areas
(Thousands of yen)
Name of customer	Operating revenue	Name of related segment
Sekisui House, Ltd.	2,724,312	Real estate leasing business
Not disclosed (Note)	1,088,998	Real estate leasing business
(Note)	The customer is a general business company in Japan, but the name is not disclosed because consent has not been obtained from the customer. The customer is not a group company of Sekisui House, Ltd.

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
(1)
Information about products and services
Information about products and services is omitted because net sales to external customers for a single products and services category are in excess of 90% of operating revenue on the statement of income and retained earnings.

(2)	Information about geographic areas
1)	Operating revenue
Information about net sales is omitted because net sales to external customers in Japan are in excess of 90% of operating revenue on the statement of income and retained earnings.
2)	Property, plant and equipment
Information about property, plant and equipment is omitted because the property, plant and equipment located in Japan is in excess of 90% of property, plant and equipment on the balance sheet.
(3)	Information about major customers
(Thousands of yen)
Name of customer	Operating revenue	Name of related segment
Sekisui House, Ltd.	3,151,016	Real estate leasing business
Not disclosed (Note)	1,088,998	Real estate leasing business
(Note)	The customer is a general business company in Japan, but the name is not disclosed because consent has not been obtained from the customer. The customer is not a group company of Sekisui House, Ltd.

19. Per Unit Information
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)	6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Net assets per unit	114,565yen	116,424yen
Net income per unit	2,663 yen	2,737 yen
(Note 1)
Net income per unit is calculated by dividing net income by the daily weighted average number of investment units.
In addition, diluted net income per unit is not stated because there are no dilutive investment units.

(Note 2)	The following is the basis for calculating net income per unit.
	5th Fiscal Period (From November 1, 2016 to April 30, 2017)	6th Fiscal Period (From May 1, 2017 to October 31, 2017)
Net income (Thousands of yen)	2,380,839	2,625,719
Amount not attributable to common unitholders (Thousands of yen)	－	－
Net income attributable to common investment units (Thousands of yen)	2,380,839	2,625,719
Average number of investment units during period (Units)	894,000	959,253

20. Significant Subsequent Events
1. Merger between SHR and SHI
The Two Investment Corporations, at their respective Board of Directors’ meetings held on January 24, 2018, resolved to execute the Investment Corporation Merger, with May 1, 2018 as the effective date, and executed the Investment Corporation Merger Agreement on the same day.

(1)
Purpose of the Investment Corporation Merger
The Two Investment Corporations reached the conclusion that expanding the scale of their assets and increasing their market presence through a merger of the Two Investment Corporations, and improving opportunities for growth by utilizing the integrated corporate strength of the Sekisui House Group, thereby securing strong returns and stability and growth of distributions through the steady increase of assets under management, would be their best strategy for maximizing unitholder value; accordingly, the Two Investment Corporations concluded the Investment Corporation Merger Agreement.

(2)
Merger Ratio
As a result of the Investment Corporation Merger, for every 1 SHI investment unit, 1.65 post-Investment Unit Split SHR investment units will be allocated and delivered (Note). The number of investment units that must be delivered will include fractional amounts of less than one unit, and therefore, those fractional amounts will be sold through market transactions, and the proceeds from the sales will be distributed to the unitholders allocated such fractional amounts on a proportional basis pursuant to the provisions of Article 88 of the Investment Trust Act.

(Note)
SHR plans to split one investment unit into two investment units with April 30, 2018 as the record date and May 1, 2018 as the effective date; the allocation ratio shown above and the number of new investment units SHR will allocate and deliver are subject to the Investment Unit Split taking effect. For more details on the split of investment units, please refer to “2. Split of Investment Units” stated below.

(3)
Merger Consideration
As of the date of these financial statements, in addition to the abovementioned investment units, SHR intends to pay the Unitholders Subject to Allocation or the registered pledgees of investment units held in lieu of cash distributions for the fiscal period of SHI’s final term, a merger consideration in the form of cash distribution based on SHI’s distributable income for that same period in an amount (excluding amounts less than one yen), which is the quotient resulting from dividing the amount of SHI’s distributable income for the fiscal period up to the date prior to the effective date of the merger by the number of issued SHI investment units on that date less the number of investment units held by unitholders other than the Unitholders Subject to Allocation within a reasonable period from the effective date of the Investment Corporation Merger.
In addition, SHI will put before a general meeting of its unitholders, which is scheduled to be held on March 27, 2018, a proposal to amend its articles of incorporation with a view to changing its fiscal periods that currently end on March 31 and September 30 to April 30 and October 31, to enable the implementation of the Investment Corporation Merger. As a result, if the aforementioned amendment is approved, the last fiscal period before the effective date of the Investment Corporation Merger is expected to end on April 30, 2018. Specifically, such period is expected to be a seven-month fiscal period from October 1, 2017 to April 30, 2018.

(4)	Summary of Certain Financial Information in Respect of SHI as at September 30, 2017 (end of the latest fiscal period from April 1, 2017 to September 30, 2017)
Business description:	Investment and management, mainly in respect of Specified Assets, based on the Investment Trust Act
Operating revenue:	6,916 million yen
Net income:	2,493 million yen
Total assets:	210,009 million yen
Liabilities:	108,667 million yen
Net assets:	101,341 million yen

2. Split of Investment Units
SHR resolved at the Board of Directors’ meeting held on January 24, 2018, to split its investment units as follows.

(1)
Purpose of the Investment Unit Split
As described in “1. Merger between SHR and SHI” above, SHR and SHI have agreed to implement the Investment Corporation Merger and for this purpose have executed the Investment Corporation Merger Agreement on January 24, 2018.
The Investment Corporation Merger will be carried out through an absorption-type merger with SHR as the surviving corporation, and the merger ratio, before considering the Investment Unit Split, would be SHR 1: SHI 0.825. However, based on this merger ratio, 0.825 units of SHR would be allocated for every unit of SHI, which would result in a number of SHI unitholders receiving less than one unit of SHR. For this reason, so that SHI unitholders may continue to hold SHR units even after the Investment Corporation Merger is completed, and for the purpose of issuing at least 1 SHR unit to all SHI unitholders, it was decided to conduct a 2-for-1 split of SHR units.

(2)
Method of the Investment Unit Split
SHR units owned by the unitholders set forth or recorded in the final unitholder register on April 30, 2018 (the day before the effective date of the Investment Corporation Merger) will be split 2-for-1. The Investment Unit Split shall come into effect on May 1, 2018 (the effective date of the Investment Corporation Merger), provided that all conditions precedent for the Investment Corporation Merger set forth in the Investment Corporation Merger Agreement are satisfied.

(3)	Increase in Number of Investment Units Due to the Investment Unit Split
1)	Total number of outstanding units prior to the Investment Unit Split	: 969,000 units
2)	Increase in the number of units due to the Investment Unit Split	: 969,000 units
3)	Total number of outstanding units following the Investment Unit Split	: 1,938,000 units
4)	Total number of outstanding units following the Investment Corporation Merger	: 3,762,091 units (Note 1)
5)	Number of authorized investment units following the Investment Unit Split and the Investment Corporation Merger	: 20,000,000 units (Note 2)
Note 1: This figure was calculated under the assumption that, in connection with the Investment Corporation Merger, 1.65 SHR units following the Investment Unit Split would be allocated for every SHI unit with respect to all outstanding SHI units (1,105,510 units) as of the date of these financial statements.
Note 2: SHR’s authorized investment units constitute 10,000,000 units, but as a result of the Investment Corporation Merger, as of the date of these financial statements, the articles of incorporation are expected to be partially amended, with the number of authorized investment units to be changed as of the effective date of the Investment Corporation Merger. Therefore, the figures stated above have been calculated taking into account such changes.

(4)	Timeline of the Investment Unit Split
1)	Announcement of the record date	March 30, 2018 (tentative)
2)	Record date	April 30, 2018 (tentative)
3)	Effective date	May 1, 2018 (tentative)

(5)
Impact on Per Unit Information
Information on a per unit basis, on the assumption that the Investment Unit Split was executed at the beginning of the previous fiscal period is set forth in the following table.

1)	Net assets per unit:	(fiscal period ended April 30, 2017) 57,282 yen	(fiscal period ended October 31, 2017) 58,212 yen
2)	Net income per unit:	(fiscal period ended April 30, 2017) 1,331 yen	(fiscal period ended October 31, 2017) 1,368 yen

(7)	Supplementary Schedules

6th Fiscal Period (From May 1, 2017 to October 31, 2017)
1.	Schedule of securities
(1)	Shares Not applicable.

(2)	Securities other than shares Not applicable.

2. Contract amount and fair value of derivative transactions
(Thousands of yen)
Category	Type	Contract amount (Note 1)		Fair value (Note 2)
			Of which, over 1 year
Transaction other than market transaction	Interest rate swap transaction Floating interest rate receivable and fixed interest rate payable	50,350,000	50,350,000	－
Total		50,350,000	50,350,000	－
(Note 1)	The contract amount of interest rate swap transactions is based on the notional principal.
(Note 2)	The fair value is omitted because the transaction meets the criteria for the special accounting treatment under the Accounting Standards for Financial Instruments.

3.	Schedule of property, plant and equipment and intangible assets
(Thousands of yen)
Type of assets		Balance at beginning of period	Amount of increase during period	Amount of decrease during period	Balance at end of period	Accumulated depreciation		Net balance at end of period	Notes
						or accumulated amortization	For the period
Property, plant and equipment	Buildings in trust	53,345,801	6,258,369	－	59,604,170	3,399,530	720,709	56,204,639	(Note)
	Structures in trust	672,428	11,379	－	683,807	52,592	9,201	631,215	(Note)
	Machinery and equipment in trust	411	510	－	921	58	34	862	－
	Tools, furniture and fixtures in trust	1,259	－	－	1,259	447	149	811	－
	Land in trust	126,120,644	15,097,638	－	141,218,283	－	－	141,218,283	(Note)
	Construction in progress in trust	9,699	－	9,699	－	－	－	－	－
	Subtotal	180,150,244	21,367,897	9,699	201,508,442	3,452,629	730,095	198,055,813	－
Intangible assets	Other	7,350	－	－	7,350	4,202	735	3,147	－
	Subtotal	7,350	－	－	7,350	4,202	735	3,147	－
Total		180,157,594	21,367,897	9,699	201,515,792	3,456,832	730,830	198,058,960	－
(Note)	The increase during the period is attributable to the acquisition of Garden City Shinagawa Gotenyama (additional acquisition), Hommachi Garden City (hotel portion).

4.	Schedule of other specified assets
Real estate trust beneficiary interests are included above in “3. Schedule of property, plant and equipment and intangible assets”.

5.	Schedule of investment corporation bonds
Name	Issue date	Balance at beginning of period (Millions of yen)	Amount of decrease during period (Millions of yen)	Balance at end of period (Millions of yen)	Coupon rate (%)	Redemption date	Use of proceeds	Security
First Series Unsecured Investment Corporation Bond	September 8, 2016	2,000	－	2,000	0.340	September 8, 2026	(Note 1)	Unsecured
Second Series Unsecured Investment Corporation Bond	July 13, 2017	－	－	3,000	0.240	July 13, 2022	(Note 1)	Unsecured
Total		2,000	－	5,000
(Note 1)	The proceeds are used as funds for repayment of loans payable.
(Note 2)	This investment corporation bonds are equipped with pari passu clause among specified investment corporation bonds.
(Note 3)	The following is the maturity schedule of investment corporation bonds within five years of the balance sheet date.
(Millions of yen)

	Due in 1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Investment Corporation Bonds	－	－	－	－	3,000,000

6.	Schedule of loans payable
(Thousands of yen)
Category	Lender	Balance at beginning of period	Amount of increase during period	Amount of decrease during period	Balance at end of period	Average interest rate (%) (Note 1)	Repayment due date	Repayment method	Use of proceeds	Security
Short-term loans payable	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	－	4,560,000	4,560,000	－	0.21000	May. 23, 2018 （Note 2）	Lump-sum payment at maturity	Purchase of assets and related expenses	Un-secured Un-guaran-teed
	Sumitomo Mitsui Banking Corporation	－	3,040,000	3,040,000	－
	Subtotal	－	7,600,000	7,600,000	－	－	－	－	－	－
Long-term loans payable	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,500,000	－	－	1,500,000	0.28095	Nov. 30, 2017 （Note 3）	Lump-sum payment at maturity	Purchase of assets and related expenses	Un-secured Un-guaran-teed
	Development Bank of Japan Inc.	1,100,000	－	－	1,100,000
	The Norinchukin Bank	1,500,000	－	－	1,500,000
	Mizuho Bank, Ltd.	2,100,000	－	－	2,100,000
	Mizuho Trust & Banking Co., Ltd.	1,300,000	－	－	1,300,000
	Sumitomo Mitsui Banking Corporation	1,200,000	－	－	1,200,000
	Sumitomo Mitsui Trust Bank, Limited	2,100,000	－	－	2,100,000
	Mitsubishi UFJ Trust and Banking Corporation	1,300,000	－	－	1,300,000
	Resona Bank, Limited	1,900,000	－	－	1,900,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,300,000	－	－	3,300,000	0.65830	Nov. 30, 2019
	Development Bank of Japan Inc.	800,000	－	－	800,000
	The Norinchukin Bank	800,000	－	－	800,000
	Mizuho Bank, Ltd.	1,800,000	－	－	1,800,000
	Mizuho Trust & Banking Co., Ltd.	600,000	－	－	600,000
	Sumitomo Mitsui Banking Corporation	3,000,000	－	－	3,000,000
	Sumitomo Mitsui Trust Bank, Limited	1,800,000	－	－	1,800,000
	Mitsubishi UFJ Trust and Banking Corporation	1,000,000	－	－	1,000,000
	Resona Bank, Limited	900,000	－	－	900,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,200,000	－	－	4,200,000	0.94060	Nov. 30, 2021
	Development Bank of Japan Inc.	800,000	－	－	800,000
	The Norinchukin Bank	700,000	－	－	700,000
	Mizuho Bank, Ltd.	2,400,000	－	－	2,400,000
	Mizuho Trust & Banking Co., Ltd.	900,000	－	－	900,000
	Sumitomo Mitsui Banking Corporation	3,700,000	－	－	3,700,000
	Sumitomo Mitsui Trust Bank, Limited	2,000,000	－	－	2,000,000
	Mitsubishi UFJ Trust and Banking Corporation	900,000	－	－	900,000
	Resona Bank, Limited	1,400,000	－	－	1,400,000

Category	Lender	Balance at beginning of period	Amount of increase during period	Amount of decrease during period	Balance at end of period	Average interest rate (%) (Note 1)	Repayment due date	Repayment method	Use of proceeds	Security
Long-term loans payable	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,200,000	－	－	4,200,000	1.47450	Nov. 30, 2024	Lump-sum payment at maturity	Purchase of assets and related expenses	Un-secured Un-guaran-teed
	Development Bank of Japan Inc.	300,000	－	－	300,000
	Mizuho Bank, Ltd.	700,000	－	－	700,000
	Sumitomo Mitsui Banking Corporation	3,700,000	－	－	3,700,000
	Sumitomo Mitsui Trust Bank, Limited	700,000	－	－	700,000
	Mitsubishi UFJ Trust and Banking Corporation	400,000	－	－	400,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,650,000	－	－	1,650,000	0.61760	Nov. 30, 2020		Repayment of loans payable
	The Norinchukin Bank	650,000	－	－	650,000	0.62760
	Mizuho Bank, Ltd.	950,000	－	－	950,000
	Mizuho Trust & Banking Co., Ltd.	500,000	－	－	500,000
	Sumitomo Mitsui Banking Corporation	1,650,000	－	－	1,650,000
	Sumitomo Mitsui Trust Bank, Limited	850,000	－	－	850,000
	Mitsubishi UFJ Trust and Banking Corporation	200,000	－	－	200,000
	Resona Bank, Limited	550,000	－	－	550,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	700,000	－	－	700,000	0.88470	Nov. 30, 2022
	Development Bank of Japan Inc.	650,000	－	－	650,000	0.88500
	Mizuho Bank, Ltd.	350,000	－	－	350,000	0.89470
	Sumitomo Mitsui Banking Corporation	650,000	－	－	650,000
	Sumitomo Mitsui Trust Bank, Limited	350,000	－	－	350,000
	Resona Bank, Limited	300,000	－	－	300,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	750,000	－	－	750,000	1.00850	Nov. 30, 2023
	Mizuho Bank, Ltd.	400,000	－	－	400,000	1.01850
	Mizuho Trust & Banking Co., Ltd.	300,000	－	－	300,000
	Sumitomo Mitsui Banking Corporation	700,000	－	－	700,000
	Sumitomo Mitsui Trust Bank, Limited	350,000	－	－	350,000
	Mitsubishi UFJ Trust and Banking Corporation	500,000	－	－	500,000
	Resona Bank, Limited	100,000	－	－	100,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,810,000	－	－	1,810,000	0.60500	Sep. 8, 2026
	Mizuho Bank, Ltd.	900,000	－	－	900,000	0.67000
	Mitsubishi UFJ Trust and Banking Corporation	440,000	－	－	440,000

Category	Lender	Balance at beginning of period	Amount of increase during period	Amount of decrease during period	Balance at end of period	Average interest rate (%) (Note 1)	Repayment due date	Repayment method	Use of proceeds	Security
	Sumitomo Mitsui Banking Corporation	1,560,000	－	－	1,560,000	0.25595	Nov. 30, 2020
	Sumitomo Mitsui Trust Bank, Limited	830,000	－	－	830,000
	Resona Bank, Limited	550,000	－	－	550,000
	Development Bank of Japan Inc.	370,000	－	－	370,000
	The Norinchukin Bank	370,000	－	－	370,000
	Mizuho Trust & Banking Co., Ltd.	370,000	－	－	370,000
Long-term loans payable	Sumitomo Mitsui Banking Corporation	－	870,000	－	870,000	0.23286	Aug. 31, 2021	Lump-sum payment at maturity	Repayment of loans payable	Un-secured Un-guaran-teed
	Sumitomo Mitsui Trust Bank, Limited	－	480,000	－	480,000
	Resona Bank, Limited	－	300,000	－	300,000
	The Norinchukin Bank	－	210,000	－	210,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	－	990,000	－	990,000	0.37000	Nov. 30, 2023
	Mizuho Bank, Ltd.	－	550,000	－	550,000	0.45254
	Mitsubishi UFJ Trust and Banking Corporation	－	260,000	－	260,000
	Development Bank of Japan Inc.	－	220,000	－	220,000
	Mizuho Trust & Banking Co., Ltd.	－	220,000	－	220,000
	Subtotal	75,300,000	4,100,000	－	79,400,000	－	－	－	－	－
Total		75,300,000	11,700,000	7,600,000	79,400,000	－	－	－	－	－
(Note 1)
Average interest rate is the weighted average interest rate during the period. Interest rates are rounded to six decimal places. The interest rates for loans hedged by interest rate swap transactions used to hedge the risk of interest rate fluctuations are the interest rates reflecting the effect of the interest rate swaps.

(Note 2)	SHR made early repayment of 500 million yen on June 15, 2017, 3,000 million yen on July 14, 2017 and 4,100 million yen on August 31, 2017.
(Note 3)	These loans are recorded in current liabilities on the balance sheet as current portion of long-term loans payable as of the end of the 6th fiscal period.
(Note 4)	The following is the maturity schedule of long-term loans within five years of the balance sheet date.

(Thousands of yen)
	Due in 1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Long-term loans payable	14,000,000	－	14,000,000	12,910,000	17,000,000